Exhibit 99.1

BARRICK GOLD CORPORATION

Brookfield Place
TD Canada Trust Tower, Suite 3700
P.O. Box 212
161 Bay Street
Toronto, Ontario
M5J 2S1

ANNUAL INFORMATION FORM

For the year ended December 31, 2009

Dated as of March 29, 2010

BARRICK GOLD CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TERMS	3

FORWARD-LOOKING INFORMATION	9

SCIENTIFIC AND TECHNICAL INFORMATION	10

GENERAL INFORMATION	10

Incorporation	10
Subsidiaries	11
Areas of Interest	11
General Development of the Business	11
Transactions	16

NARRATIVE DESCRIPTION OF THE BUSINESS	20

Capital Projects Group	20
Regional Business Units	20
North America	21
Australia Pacific	21
Africa	21
South America	22
Production	23
Mineral Reserves and Mineral Resources	23
Marketing and Distribution	34
Employees and Labor Relations	35
Competition	35

MATERIAL PROPERTIES	35

Goldstrike Property	36
Cortez Property	42
Lagunas Norte Mine	47
Veladero Mine	53
Zaldívar Mine	57
Porgera Mine	62

EXPLORATION, DEVELOPMENT AND BUSINESS DEVELOPMENT	70

ENVIRONMENT AND CLOSURE	73

FINANCIAL RISK-MANAGEMENT	75

LEGAL MATTERS	79

Government Controls and Regulations	79
Legal Proceedings	80

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RISK FACTORS	83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	94

CONSOLIDATED FINANCIAL STATEMENTS	94

CAPITAL STRUCTURE	94

RATINGS	97

MARKET FOR SECURITIES	99

MATERIAL CONTRACTS	99

TRANSFER AGENTS AND REGISTRARS	100

DIVIDEND POLICY	101

DIRECTORS AND OFFICERS OF THE COMPANY	101

AUDIT COMMITTEE	109

Audit Committee Mandate	109
Purpose	109
Committee Responsibilities	110
Responsibilities of the Committee Chair	112
Powers	113
Composition	113
Meetings	113
Composition of the Audit Committee	114
Participation on Other Audit Committees	114
Audit Committee Pre-Approval Policies and Procedures	114
External Auditor Service Fees	114

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	115

NON-GAAP FINANCIAL MEASURES	116

Total Cash Costs and Net Cash Costs per Ounce	116
Realized Price	119
Adjusted Net Income	120

INTERESTS OF EXPERTS	122

ADDITIONAL INFORMATION	122

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GLOSSARY OF TERMS

Assay

Analysis to determine the amount or proportion of the element of interest contained within a sample.

Adjusted net income

See “Non-GAAP Financial Measures — Adjusted Net Income”.

Autoclave system

Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulphide mineralization into amenable oxide ore.

Ball mill

A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.

By-product

A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.

Carbonaceous

Containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the mass.

Carbon-in-leach (C-I-L)

A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occurs simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.

Concentrate

A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

Contained ounces

Represents total ounces in a mineral reserve before reduction to account for ounces not able to be recovered by the applicable metallurgical process.

Crushing

Breaking of ore from the size delivered from the mine into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.

Cut-off grade

The minimum metal grade at which material can be economically mined and processed (used in the calculation of ore reserves).

Development

Work carried out for the purpose of opening up a mineral deposit. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/ or waste rock.

Dilution

Sub-economic material that is unavoidably included with the mined ore, lowering the mined grade.

Doré

Unrefined gold and silver bullion bars usually consisting of approximately 90% precious metals that will be further refined to almost pure metal.

Drift

A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore.

Drift-and-fill

A method of underground mining used for flat-lying mineralization or where ground conditions are less competent.

Drilling

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.

Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

In-fill: The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

Exploration

Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

Flotation

A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste.

Grade

The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Grinding (Milling)

Powdering or pulverising of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.

Heap leaching

A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

Lode

A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be filled with supporting material.

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Pounds	×	0.00045	=	Tonnes
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters
Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill

A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals. Also the device used to perform grinding (milling).

Mineral reserve

See “Narrative Description of the Business — Gold Mineral Reserves and Mineral Resources”.

Mineral resource

See “Narrative Description of the Business — Gold Mineral Reserves and Mineral Resources”.

Mining claim

That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

Net cash costs

See “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs per Ounce”.

Net profits interest royalty

A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit mine

A mine where materials are removed entirely from a working that is open to the surface.

Ore

Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Orebody

A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore

Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.

Qualified Person

See “Scientific and Technical Information”.

Realized Price

See “Non-GAAP Financial Measures — Realized Price”.

Reclamation

The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and Closure Costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Refining

The final stage of metal production in which impurities are removed from the molten metal.

Refractory material

Mineralized material in which the metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulphide encapsulation of the metal or the presence of naturally occurring carbons or other constituents that reduce gold recovery.

Roasting

The treatment of sulphide ore by heat and air, or oxygen enriched air, in order to oxidize sulphides and remove other elements (carbon, antimony or arsenic).

Shaft

A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Tailings

The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Tailings storage facility

A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.

Tons

Short tons (2,000 pounds).

Total cash costs

See “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs Per Ounce”.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. For Canadian dollars to U.S. dollars, the average exchange rate for 2009 and the exchange rate at December 31, 2009 were one Canadian dollar per 0.8757 and 0.9555 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2009 and the exchange rate at December 31, 2009 were one Australian dollar per 0.7934 and 0.8974 U.S. dollars, respectively.

Barrick Gold Corporation (“Barrick” or the “Company”) prepares its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Accordingly, unless otherwise indicated, financial information in this Annual Information Form is presented in accordance with U.S. GAAP. The audited consolidated financial statements of the Company for the year ended December 31, 2009 (the “Consolidated Financial Statements”) are incorporated by reference in this Annual Information Form. The Consolidated Financial Statements are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2009 in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“National Instrument 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve (See Note 7 of “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables” in “Narrative Description of the Business — Mineral Reserves and Mineral Resources”).  For U.S. reporting purposes, as at December 31, 2009, the mineralization at Cerro Casale is classified as mineralized material.  In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Changes in Definitions of Non-GAAP Measures

Barrick uses certain non-GAAP financial measures in its financial reports.  In this Annual Information Form, Barrick has changed the definition of “total cash costs”, “net cash costs”, “realized price” and “adjusted net income”.  For a description of the change in the definition of (a) “adjusted net income”, please see pages 85 to 86 of Barrick’s Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2009 contained in Barrick’s 2009 Annual Report (the “MD&A”), (b) “total cash costs”, please see pages 87 to 88 of the MD&A, (c) “net cash costs”, please see pages 87 to 88 of the MD&A, (d) “EBITDA”, please see pages 88 to 89 of the MD&A, (e) “realized price”, please see pages 89 to 90 of the MD&A, and (f) “net cash margin”, please see page 90 of the MD&A.  See “Non-GAAP Financial Measures” for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS ANNUAL INFORMATION FORM

On February 17, 2010, Barrick’s Board of Directors approved a plan to create African Barrick Gold plc (“African Barrick Gold”), a new company, to hold Barrick’s African gold mines, gold projects and gold exploration properties.  The ordinary shares of African Barrick Gold were subsequently admitted to the Official List of the UK Listing Authority (the “UKLA”) and to trading on the London Stock Exchange plc’s (“LSE”) main market for listed securities.  On March 24, 2010, African Barrick Gold issued approximately 25% of its equity to investors on the LSE through an initial public offering. The new company also intends to seek a future listing on the Dar es Salaam Stock Exchange in Tanzania.  Unless specifically indicated otherwise in this Annual Information Form,

1.     information is presented as at December 31, 2009; and

2.     forward-looking information presented herein reflects the dilutive impact of the issuance of equity of African Barrick Gold to the public.

FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Annual Information Form, including any information as to Barrick’s strategy, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso, Argentine peso, Peruvian sol and Papua New Guinean kina versus U.S. dollar); fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in U.S. dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, United Kingdom, Tanzania, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the reorganization of Barrick’s African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business — Mineral Reserves and Mineral Resources” and “Risk Factors” and to the “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2009” incorporated by reference herein for a discussion of some of the factors underlying forward-looking statements.

The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities commissions and the SEC should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of, or has been reviewed by, Ivan Mullany, Vice President, Operations Support of Barrick, Rick Allan, Senior Director, Mining of Barrick, and Rick Sims, Senior Director, Resources and Reserves of Barrick.

Scientific or technical information in this Annual Information Form relating to the geology of particular properties and exploration programs is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick.

Each of Messrs. Mullany, Allan, Sims and Krcmarov is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Each of Messrs. Mullany, Allan, Sims and Krcmarov is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates.  None of such persons received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates.  As of the date hereof, each of such persons owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick and less than 1% of the outstanding securities of any class of Barrick’s associates or affiliates.

GENERAL INFORMATION

Incorporation

Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a

result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share, which has special voting rights designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. In March 2009, in connection with Barrick’s redemption of all of the outstanding BGI exchangeable shares, the single outstanding special voting share outstanding was redeemed and cancelled.  In connection with its acquisition of Placer Dome Inc. (“Placer Dome”), Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006 (see “ — General Development of the Business”).  In connection with the acquisition of Arizona Star Resource Corp. (“Arizona Star”), Barrick amalgamated with Arizona Star pursuant to articles of amalgamation dated January 1, 2009.  Barrick’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

Subsidiaries

A significant portion of Barrick’s business is carried on through its subsidiaries. A chart showing Barrick’s mines, projects, related operating subsidiaries, other significant subsidiaries and certain associated subsidiaries as at March 25, 2010 and their respective locations or jurisdictions of incorporation, as applicable, is set out at the end of this “General Information” section. All subsidiaries, mines and projects referred to in the chart are 100% owned, unless otherwise noted.

Areas of Interest

A map showing Barrick’s mining operations and projects as at March 25, 2010 is set out at the end of this “General Information” section.

General Development of the Business

Barrick entered the gold mining business in 1983 and is now the leading gold mining company in the world in terms of production, reserves and market capitalization. The Company has operating mines or projects in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Pakistan and Tanzania. The Company’s principal products and sources of earnings are gold and copper.

During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base and now also operates in Chile, Peru, Argentina, the Dominican Republic, Tanzania, Australia, Papua New Guinea and Pakistan.

Barrick has employed a strategy that involves acquisitions, a district development program and exploration. In 2006, Barrick completed the acquisition of Placer Dome, which included twelve mines and four significant projects.  In connection with the acquisition of Placer Dome, Barrick completed the sale to Goldcorp Inc. of all of Placer Dome’s Canadian properties and operations, including all historic mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, and a 40% interest in the Pueblo Viejo project.  Barrick sold its interest in the South Deep mine, acquired in connection with the Placer Dome acquisition, in late 2006. In 2007, Barrick acquired a 51% interest in the Cerro Casale copper-gold deposit in Chile through the acquisition of Arizona Star Resource Corp. Barrick also increased its interest in the Porgera mine from 75% to 95%. In 2008, Barrick increased its ownership in the Cortez property from 60% to 100%. In 2008, Barrick also acquired all of the issued and outstanding shares of Cadence Energy Inc. as well as certain oil and gas assets at Sturgeon Lake, Alberta from

Daylight Resources Trust. The Cadence Energy Inc. and Daylight Resources Trust acquisitions together comprise Barrick Energy Inc. (formerly Cadence Energy Inc.) (“Barrick Energy”), which was formed as part of Barrick’s long-term strategy to economically hedge its exposure to oil prices.

In March 2009, Barrick issued an aggregate of $750 million of 10 year notes with a coupon rate of 6.95% for general corporate purposes.  In September 2009, Barrick entered into an agreement with Silver Wheaton Corp. (“Silver Wheaton”) for the sale of an amount of silver equivalent to the amount of silver produced from three of its current operating mines until Pascua-Lama reaches operation, and thereafter for the equivalent of 25% of the amount of silver produced from Pascua-Lama.  Also in September 2009, Barrick announced its intention to eliminate its outstanding gold hedges and forward sales positions.  Shortly after that announcement, Barrick issued 109 million common shares for net proceeds of approximately $3.9 billion which was used to eliminate its fixed price (non-participating) gold forward sales contracts (the “Gold Hedges”) and a significant portion of its floating spot-price (fully-participating) gold forward sales contracts (the “Floating Contracts”).  In October 2009, Barrick issued $1.25 billion in debt securities comprised of $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039.  The net proceeds of this transaction were used to fund a further reduction of Barrick’s Floating Contracts.

In February 2010, Barrick entered into an implementation agreement with Tusker Gold Limited (“Tusker”) which sets out the basis under which Barrick or one of its subsidiaries would make an off market take over bid for Tusker.  Tusker’s principal asset is its 49% interest in the Nyanzaga project in Tanzania; a subsidiary of African Barrick Gold owns the other 51% interest in that project.  On March 24, 2010, BUK Holdco Limited, a subsidiary of African Barrick Gold, made an off market take over bid for Tusker by issuing a bidder’s statement to Tusker shareholders.  In February 2010, Barrick entered into an agreement with Kinross Gold Corporation (“Kinross”) pursuant to which Barrick will acquire an additional 25% of the Cerro Casale project.  On February 17, 2010, Barrick’s Board of Directors approved a plan to create African Barrick Gold, a new company, to hold Barrick’s African gold mines, gold projects and gold exploration properties.  On March 24, 2010, African Barrick Gold issued approximately 25% of its equity to investors on the LSE through an initial public offering. For additional information regarding certain of Barrick’s recent acquisitions, see “General Information — Transactions” and see “Narrative Description of the Business”.

Barrick’s exploration strategy includes both its district development program and its early stage exploration program.  The district development program involves focusing exploration on and around existing properties. Through this program, the Company discovered and brought into production the Goldstrike underground mine and related mineral deposits on the Goldstrike property and added additional resources at several of its operations.

Barrick’s exploration is focused on prospective land positions and Barrick prioritizes exploration targets to optimize the investment in exploration programs. Barrick’s exploration program continues to focus both on areas around our existing mines and early stage exploration activities in the United States, Canada, Peru, Tanzania, Australia, Argentina, Chile, Papua New Guinea and Pakistan. In 2010, the exploration focus is on near mine resource additions and reserve conversion and targets that have a potential to make near term contributions to Barrick’s earnings and cash flow.  For additional information regarding Barrick’s exploration programs, see “Exploration, Development and Business Development”.

Through a combination of acquisitions and its exploration program, Barrick has several projects at varying stages of development.  The successful development of Barrick’s projects is expected to have a significant impact on Barrick’s future operations.  Barrick expects to have a new mine entering production in each of the next two years - Cortez Hills in early 2010, subject to the US District Court allowing Cortez Hills to operate consistent with Barrick’s motion for a limited preliminary injunction of activities (see “Legal Matters — Legal Proceedings — Cortez Hills Complaint”), and Pueblo Viejo in 2011 - with Pascua-Lama expected to begin production in 2013.  Each of these projects is currently on schedule and in line with their respective pre-production capital budgets.  As a result of continued development of its more advanced projects, in particular, Pueblo Viejo and Pascua-Lama, partly offset by completion of the Buzwagi and Cortez Hills projects, Barrick expects 2010 capital expenditures to be higher than the $1.5 billion expended in 2009.  At the Pueblo Viejo, construction activities are expected to accelerate significantly in 2010.  For 2010, subject to permitting and other matters, the timing of which are not in Barrick’s control, Barrick expects to spend approximately $1.6 to $1.8 billion on capital expenditures for its projects. For additional information regarding Barrick’s projects, see “Exploration, Development and Business Development”.

Total revenues in 2009, including revenues from discontinued operations, were $8.4 billion, an increase of $0.5 billion, or 6.3%, compared to 2008, primarily due to higher realized gold and copper prices, which were partially offset by a decrease in sales volumes.  Realized gold prices of $985 per ounce in 2009 were 13% higher than in 2008, principally due to higher market gold prices.  In 2009, we reported a net loss of $4,274 million compared to net income of $785 million in the prior year.  The $5,059 million decrease in net income was primarily driven by the $5,901 million post-tax loss on the elimination of Barrick’s gold sales contracts; lower gold production; higher gold cash costs and lower realized copper prices.  These decreases were partially offset by higher realized gold prices; lower impairment charges; and lower project development expense as costs at Pueblo Viejo were capitalized in 2009. Adjusted net income was $1,810 million in 2009, compared to $1,661 million recorded in the prior year (for an explanation of adjusted net income, see “Non-GAAP Financial Measures — Adjusted Net Income”).  The significant adjusting items in 2009 include: a $5,901 million charge relating to the elimination of our gold sales contracts; a $248 million impairment charge related to goodwill and long-lived assets at our Plutonic mine and Sedibelo project; a $72 million gain recognized on the acquisition of the additional 50% interest in our Hemlo gold mine; a $70 million currency translation gain on deferred tax assets due to an election to adopt a U.S. dollar functional currency for Canadian tax purposes; and a $59 million loss on deferred tax assets due to a reduction in corporate income tax rates in Ontario.

In 2008, Barrick produced 7.66 million ounces of gold and 370 million pounds of copper.  In 2009, Barrick’s production was 7.42 million ounces of gold and 393 million pounds of copper, with total cash costs of $466 per ounce, net cash costs of $363 per ounce and $1.17 per pound and cost of sales of $3.43 billion and $444 million, respectively (for an explanation of net cash costs and total cash costs per ounce/pound, refer to “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs Per Ounce”).  Lower production in North America and South America, partially offset by higher production in Africa and Australia, contributed to the decrease in 2009 gold production from 2008.  Gold production in 2009 was 234 thousand ounces or 3% lower than in 2008. (see also “Narrative Description of the Business — Production”).

The following table summarizes Barrick’s interest in its producing mines and its share of gold production from these mines:

Gold Mines	Ownership(1)	2009	2008
		(thousands of ounces)	(thousands of ounces)
North America
Goldstrike Property, Nevada	100%	1,355	1,706
Round Mountain Mine, Nevada (2)	50%	209	234
Hemlo Property, Ontario (3)	100%	275	130
Marigold Mine, Nevada (2)	33%	49	48
Bald Mountain Mine, Nevada	100%	75	105
Cortez Mine, Nevada (4)	100%	517	428
Turquoise Ridge Mine, Nevada (2)	75%	133	124
Golden Sunlight Mine, Montana	100%	28	120
Ruby Hill Mine, Nevada	100%	104	98
Storm Mine, Nevada	100%	65	22
		2,810	3,015
South America
Veladero Mine, Argentina	100%	611	536
Pierina Mine, Peru	100%	271	400
Lagunas Norte Mine, Peru	100%	1,007	1,175
		1,889	2,111
Australia Pacific
Plutonic Mine, Western Australia	100%	144	127
Yilgarn South, Western Australia (5)	100%	352	325
Kalgoorlie Mine, Western Australia (2)	50%	345	303
Kanowna Mine, Western Australia	100%	284	267
Osborne Mine, Queensland, Australia (6)	100%	42	33
Henty Mine, Tasmania (7)	100%	26	61
Cowal Mine, Central New South Wales, Australia	100%	233	191
Porgera Mine, Papua New Guinea (2)	95%	551	627
		1,977	1,942
Africa
Bulyanhulu Mine, Tanzania	100%	249	200
Tulawaka Mine, Tanzania (2)	70%	66	148
North Mara Mine, Tanzania	100%	212	197
Buzwagi Mine, Tanzania (8)	100%	189	—
		716	545
Other		31	31
Company Total		7,423	7,657

(1)	Barrick’s interest is subject to royalty obligations at certain mines.
(2)	Barrick’s proportional share.
(3)	In April 2009, Barrick increased its interest in the Hemlo mine from 50% to 100%. 2008 production reflects Barrick’s then-current 50% interest.
(4)	In March 2008, Barrick increased its interest in the Cortez mine from 60% to 100%.
(5)	Effective in the first quarter of 2008, the Darlot, Lawlers and Granny Smith mines have been consolidated under Yilgarn South for reporting purposes.
(6)	In December 2009, Barrick committed to a plan to dispose of its Osborne mine and expects to finalize a transaction in 2010.
(7)	In July 2009, Barrick sold the Henty mine to Bendigo Mining Limited.
(8)	The Buzwagi mine commenced production in May 2009.

The following table summarizes Barrick’s interest in its principal producing copper mines and its share of copper production from these mines:

Copper Mines	Ownership	2009	2008
		(millions of pounds)	(millions of pounds)
Zaldívar Mine, Chile	100%	302	295
Osborne Mine, Queensland, Australia (6)	100%	91	75
Company Total		393	370

See Note 4 “Segment Information” to the Consolidated Financial Statements and the MD&A for further information on the Company’s operating and geographic segments.

2010 gold production is expected to increase from its 2009 level of 7.4 million ounces to about 7.6 to 8.0 million ounces, subject to the US District Court allowing Cortez Hills to operate consistent with Barrick’s motion for a tailored limited preliminary injunction of activities (see “Legal Matters — Legal Proceedings — Cortez Hills Complaint”).  This is 0.1 million ounces lower than previously disclosed, reflecting Barrick’s reduced equity interest in production from African

Barrick Gold.  Increased gold production is expected primarily in North America and Africa as a result of a full year of production from both Cortez Hills and Buzwagi, respectively, as well as in South America as a result of the completion of the overland conveyor, crusher expansion and higher ore grades at Veladero; partly offset by lower production in Australia Pacific due to the divestiture of Henty during 2009, the planned divestiture of Osborne in Australia and the dilutive impact of the listing of African Barrick Gold.  Production during the year is expected to vary due to mine sequencing; however, in 2010 production is expected to be higher than 2009 throughout the year, in the first half principally due to Veladero and Buzwagi, and in the second half principally due to Cortez and Goldstrike, with overall production levels higher in the second half of the year.  Production for 2011 is expected to be in a similar range to 2010.  In 2010, decreased copper production is expected from 393 million pounds in 2009 to about 340 to 365 million pounds due to the planned divestiture of the Osborne mine in 2010.  Accordingly, copper production is expected to be weighted to the first half of 2010.

At December 31, 2009, proven and probable gold mineral reserves for Barrick were 139.8 million ounces with measured and indicated gold mineral resources of 61.8 million ounces and inferred gold mineral resources of 31.6 million ounces. Barrick also had proven and probable copper mineral reserves of 6.1 billion pounds, and measured and indicated copper mineral resources of 12.9 billion pounds and inferred copper mineral resources of 9.4 billion pounds. For a breakdown of Barrick’s reserves and resources by category, see “Narrative Description of the Business — Mineral Reserves and Mineral Resources”.

Transactions

Elimination of Gold Sales Contracts

In 2009, Barrick eliminated its Gold Hedges and a substantial portion of its Floating Contracts.  The Gold Hedges were fixed price contracts which did not participate in gold price movements.  At the time that Barrick announced the plan to eliminate them, its Gold Hedges totalled 3.0 million ounces with a mark-to-market (“MTM”) position (calculated at a spot price of $993 per ounce) of negative $1.9 billion.  The Floating Contracts are essentially Gold Hedges that have been offset against future movements in the gold price but not yet settled.  At the time Barrick announced the plan to eliminate a significant portion of its Floating Contracts, they had a MTM position of negative $3.7 billion.  As at December 31, 2009, the Gold Hedges had been eliminated and the obligation relating to the Floating Contracts has been reduced to approximately $0.7 billion, assuming the Floating Contracts are carried to maturity (see “Financial Risk Management — Gold Sales”).

Equity Offering

In September 2009, Barrick completed an equity bought deal offering of 109 million common shares at a price of $36.95 per common share for net proceeds of approximately $3.9 billion.  The proceeds of the offering were used to eliminate the Gold Hedges and a portion of the Floating Contracts.  The increase in Barrick’s common shares outstanding to 983 million shares represented a dilution to the ownership interests of shareholders prior to the offering of approximately 12%.

Sale of Future Silver Production

In September 2009, Barrick entered into an agreement with Silver Wheaton to sell silver in an amount equivalent to 25% of the life-of-mine silver produced from the Pascua-Lama project and, until Pascua-Lama is in production, an amount of silver equivalent to silver production from the Lagunas Norte, Pierina and Veladero mines.  Silver Wheaton has made a cash payment of $212.5 million and will make further payments for a total cash deposit of $625 million, plus an ongoing payment for each ounce of silver delivered under the agreement.  Barrick commenced the sale of silver to Silver Wheaton based on production from the Lagunas Norte, Pierina and Veladero mines effective September 1, 2009.

Debt Offerings

In March 2009, Barrick issued an aggregate of $750 million of 10 year notes with a coupon rate of 6.95%.  The proceeds of the offering were used for general corporate purposes.  In October 2009, Barrick, through its wholly owned subsidiary Barrick (PD) Australia Finance Pty Ltd., issued $1.25 billion in debt securities comprised of $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039.  The net proceeds of this offering were used to fund a further reduction of the Floating Contracts.

IPO of African Gold Mining Operations

On February 17, 2010, Barrick’s Board of Directors approved a plan to create African Barrick Gold, a new company, to hold Barrick’s African gold mines, gold projects and gold exploration properties.  The ordinary shares of African Barrick Gold were subsequently admitted to the Official List of the UKLA and to trading on the LSE main market for listed securities.  On March 24, 2010, African Barrick Gold issued approximately 25% of its equity to investors on the LSE through an initial public offering. The new company also intends to seek a future listing on the Dar es Salaam Stock Exchange in Tanzania.

Acquisition of 25% Interest in Cerro Casale

On February 17, 2010, Barrick agreed to acquire an additional 25% interest in the Cerro Casale project in Chile from Kinross for consideration of $475 million, comprised of $455 million cash and the assumption of a $20 million contingent obligation which was payable by Kinross to Barrick on a production decision, thereby increasing our interest in the project to 75%.

Acquisition of Tusker Gold Limited

On February 8, 2010, Barrick entered into an Implementation Agreement with Tusker Gold Limited (“Tusker”) setting out the basis on which Barrick or one of its subsidiaries would make a takeover bid for Tusker for aggregate net consideration of approximately $75 million.  On March 24, 2010, BUK Holdco Limited, a subsidiary of African Barrick Gold, made an off market take over bid for Tusker by issuing a bidder’s statement to Tusker shareholders.  The offer is subject to certain conditions and is expected to close in late April.  Tusker’s board of directors has unanimously recommended that Tusker shareholders accept the offer.  Barrick has entered into pre-bid acceptance agreements with three Tusker shareholders that collectively hold 20% of Tusker’s outstanding shares.  Tusker holds the other 49% interest in African Barrick Gold’s Nyanzaga joint venture in Tanzania, as well as certain other exploration interests in Tanzania.  If and when acquired, Tusker will be held in African Barrick Gold, which will use cash on hand to make the acquisition.

NARRATIVE DESCRIPTION OF THE BUSINESS

Barrick is engaged in the production and sale of gold, as well as related activities such as exploration and mine development.  Barrick also produces significant amounts of copper, principally from the Zaldívar mine, and holds other interests, including a nickel development project located in Africa, a copper-gold project in Pakistan and oil and gas properties located in Canada.  Unless otherwise specified, the description of Barrick’s business, including products, principal markets, distribution methods, employees and labor relations contained in this Annual Information Form, applies to each of its regional business units (“RBU”) (as described below) and Barrick as a whole.  For an explanation of total cash costs per ounce/pound, refer to “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs Per Ounce”.

Capital Projects Group

In 2007, reflecting the importance of its projects, Barrick expanded the capacity of the group responsible for the development and construction of projects through the addition of experienced staff with the necessary specialized skill set associated with project management.  In 2008, Barrick formed a dedicated Capital Projects group that is distinct from the RBUs to focus on managing large projects and building new mines.  This specialized group manages all project activities up to and including the commissioning of new mines, at which point responsibility for mine operations rests with the RBUs.  Efforts will continue in 2010 to enhance Barrick’s capacity to deliver on its significant projects in the coming years (for additional information regarding Barrick’s projects, see “Exploration, Development and Business Development”).

Regional Business Units

As of December 31, 2009, Barrick had four RBUs: North America, Australia Pacific, Africa and South America.  This regional business unit structure reflects how Barrick manages its business and how it classifies its operations for planning and measuring performance. Set out below is a brief description of the mines and projects of each RBU.  Each region receives direction from Barrick’s corporate office, but has responsibility for certain aspects of its business, such as strategy and sustainability of mining operations, including exploration, production and closure. In the second half of 2009, Barrick completed an internal organization review with the objective of improving organizational efficiency and strengthening our RBU structure.  This review was focused on ensuring clear alignment within the Company on key priorities, that appropriate resources were in place to support these priorities and that there was clarity around roles and responsibilities.  An additional goal was to identify ways to simplify work practices and reduce Barrick’s overall general and administrative cost structure.  Key results of the review included: (i) elimination of identified areas of overlap between the corporate and RBU levels; (ii) more responsibility and accountability at the RBU level; and (iii) a net reduction of about 80 positions, primarily at Barrick’s corporate office in Toronto.

As of March 24, 2010, in connection with African Barrick Gold’s listing on the LSE and the issuance of shares to the public (see “General Information — Transactions”), Barrick will no longer have an African RBU, but African Barrick Gold will continue to be managed as a separate operating segement, with appropriate disclosure in Barrick’s consolidated financial statements.

For details regarding 2009 production for the mines in each RBU, see “General Information — General Development of the Business”.  For additional details regarding each RBU’s reserves and resources, see “ — Mineral Reserves and Resources”.  See also Note 4 “Segment Information” to the Consolidated Financial Statements and the MD&A for further financial and other information on the Company’s operating and geographic segments.

North America

Barrick’s North American operations consist of its Goldstrike property (a material property for the purposes of this Annual Information Form, see “Material Properties — Goldstrike Property”), its Cortez property (consisting of the Cortez mine and Cortez Hills project, and also a material property for purposes of this Annual Information Form, see “Material Properties — Cortez Property”), its 50% interest in the Round Mountain mine, its Ruby Hill mine, its Hemlo property, its 33% interest in the Marigold mine, its Bald Mountain mine, its Golden Sunlight mine and its 75% interest in the Turquoise Ridge mine. Barrick’s North American projects are its 50% interest in the Donlin Creek project and its 60% interest in the Pueblo Viejo project (see “Exploration, Development and Business Development”).  In April 2009, Barrick completed its acquisition of the remaining 50% of the Hemlo mine with effect from January 1, 2009.  In 2009, the region produced approximately 2.8 million ounces of gold at total cash costs of $504 per ounce and cost of sales at $1.4 billion, compared to approximately 3 million ounces of gold at total cash costs of $493 per ounce and cost of sales at approximately $1.5 billion produced in the region in 2008.  In 2010, we expect gold production in the range of 2.95 to 3.10 million ounces.  Production is expected to be higher than 2009 primarily due to production from Cortez Hills partly offset by the anticipated decrease in ore suitable for acidic autoclaving at Goldstrike.  The expected increase in production at Cortez Hills is subject to the US District Court allowing Cortez Hills to operate in a manner consistent with Barrick’s motion for a limited preliminary injunction of activities (see “Legal Matters — Legal Proceedings — Cortez Hills Complaint”).  2010 production at Goldstrike is expected to be lower than 2009 due to increased mining activity in lower grade areas.  Cost of sales applicable to gold is expected to be $1.3 to $1.5 billion or $450 to $475 per ounce on a total cash costs basis.  Cost of sales and total cash costs per ounce are expected to decrease as a result of the production mix shift towards lower cost Cortez Hills production.

Australia Pacific

Barrick’s Australia Pacific operations consist of its 95% interest in the Porgera mine in Papua New Guinea (a material property for purposes of this Annual Information Form, see “Material Properties — Porgera Mine”), its Cowal mine, its 50% interest in the Kalgoorlie mine, its operating mines located in the Yilgarn District in Western Australia (Plutonic, Darlot and Lawlers), its Granny Smith mine, its Kanowna mine and its Osborne mine, as well as its Kainantu property in Papua New Guinea.  In 2009, Barrick’s Australia Pacific RBU completed the sale of its Henty mine in Tasmania and committed to the sale of its Osborne mine.  In 2009, the region produced approximately 2.0 million ounces of gold at total cash costs of $588 per ounce and cost of sales of $1.1 billion compared to approximately 1.9 million ounces of gold at total cash costs of $550 per ounce and cost of sales of $1.08 billion produced in the region in 2008.  In 2010, the region is expected to produce 1.85 to 2.0 million ounces of gold.  Cost of sales applicable to gold is expected to be in the range of $1.1 to $1.3 billion, or $600 to $625 per ounce on a total cash costs basis.

Africa

As of December 31, 2009, Barrick’s African operations consisted of its Bulyanhulu mine, its 70% interest in the Tulawaka mine, its North Mara mine and its Buzwagi mine, all located in Tanzania and its projects included its 50% interest in the Kabanga project, located in Tanzania

(see “Exploration, Development and Business Development”).  In 2009, the region produced approximately 716,000 ounces of gold at total cash costs of $545 per ounce and cost of sales of $377 million.  In 2008, the region produced approximately 545,000 ounces of gold at total cash costs of $560 per ounce and cost of sales of $327 million.

In connection with the listing of African Barrick Gold on the LSE and the issuance of shares to the public, Barrick no longer has an Africa RBU, however, African Barrick Gold will continue to be treated as an operating segment within Barrick.  The assets, liabilities, operating results and cash flows of African Barrick Gold will be consolidated by Barrick.  Barrick and its affiliates will also provide various services to African Barrick Gold and its affiliates pursuant to commercial agreements entered into by the parties prior to the IPO (for additional information regarding African Barrick Gold’s IPO, see “General Information — Transactions”).  The Kabanga nickel project is not included in the assets held by African Barrick Gold.  In 2010, Barrick expects equity gold production from African Barrick Gold in the range of 650,000 to 690,000 ounces.  Barrick expects cost of sales in the range of $375 to $455 million on an equity basis, or $500 to $550 per ounce on a total cash costs basis.  Production in this region is expected to increase; however, Barrick expects that it will report lower production due to the decreased ownership resulting from the issuance of equity of African Barrick Gold.  The expected increase in production is primarily due to a full year of mining operations at Buzwagi and higher ore grades at Bulyanhulu, partly offset by lower production expected at Tulawaka and North Mara due to lower ore grades.  Cost of sales and total cash costs per ounce are expected to be lower in 2010, reflecting the increase in production levels and the production mix favoring lower cost production from Buzwagi.

South America

The South American RBU’s Lagunas Norte mine in Peru, Veladero mine in Argentina, and Zaldívar copper mine in Chile are each material properties for the purposes of this Annual Information Form (see “Material Properties — Lagunas Norte, — Veladero, and — Zaldívar”). Its other operation consists of its Pierina mine in Peru. Barrick’s South American projects consist of its Pascua-Lama project in Chile and Argentina and its 50% interest in the Cerro Casale project in Chile (see “Exploration, Development and Business Development”).  In February 2010, Barrick entered into an agreement with Kinross pursuant to which Barrick will acquire an additional 25% of the Cerro Casale project (see “General Information — Transactions”).   In 2009, the region produced approximately 1.9 million ounces of gold, at total cash costs of $265 per ounce and cost of sales at $499 million, and 302 million pounds of copper, at total cash costs of $1.17 per pound and cost of sales at $361 million.  In 2008, the region produced approximately 2.1 million ounces of gold at total cash costs of $251 per ounce and cost of sales at $531 million, and 295 million pounds of copper at total cash costs of $1.08 per pound and cost of sales at $315 million.  In 2010, the South American RBU is expected to produce 2.11 to 2.25 million ounces of gold. The expected increase in production is primarily due to higher production at Veladero, partly offset by lower production at Lagunas Norte, due to lower ore grades, and Pierina.  Cost of sales applicable to gold is expected to be about $550 to $650 million, or $240 to $270 per ounce on a total cash costs basis, similar to 2009 levels.  Copper production for 2009 increased slightly compared to the prior year, mainly due to increases in heap leach ore and improved leaching kinetics, which was adversely affected by acid supply shortages in 2008.  The 8% increase in total cash costs per pound in 2009 was mainly due to higher prices for electricity under a new contract effective July 2008.  The cost of power under the new contract fluctuates with market oil prices.  Barrick expects 2010 copper production to be in the range of 305 to 325 million pounds and cost of sales applicable to copper to be in the range of $310 to $360 million, with total cash costs in the range of $1.05 to $1.20 per pound.

Production

For the year-ended December 31, 2009, Barrick produced 7.42 million ounces of gold at average total cash costs of $466 per ounce, net cash costs of $363 per ounce and cost of sales attributed to gold of $3.43 billion and produced 393 million pounds of copper at average total cash costs of $1.17 per pound and cost of sales attributed to copper of $444 million. Barrick’s 2010 gold production is targeted at approximately 7.6 to 8.0 million ounces, subject to the US District Court allowing Cortez Hills to operate consistent with Barrick’s motion for a limited preliminary injunction of activities (see “Legal Matters — Legal Proceedings — Cortez Hills Complaint”).  Barrick expects average total cash costs in 2010 of $425 to $455 per ounce, net cash costs of $345 to $375 per ounce and cost of sales in the range of $3.4 to $3.8 billion, assuming a market gold price of $1050 per ounce.  Increased gold production is expected primarily in the North America RBU and from African Barrick Gold as a result of a full year of production from both Cortez Hills and Buzwagi, respectively, as well as in the South America RBU as a result of the completion of the overland conveyor, crusher expansion and higher ore grades at Veladero; partly offset by lower production in the Australia Pacific RBU due to the divestiture of Henty during 2009 and the expected dilutive impact of the issuance of equity of African Barrick Gold.  Production during the year is expected to vary due to mine sequencing; however, in 2010 production is expected to be higher than 2009 throughout the year, in the first half principally due to Veladero and Buzwagi, and in the second half principally due to Cortez and Goldstrike, with overall production levels higher in the second half of the year.  Production for 2011 is expected to be in a similar range to 2010.  2010 copper production is targeted at approximately 340 to 365 million pounds at expected total cash costs of approximately $1.10 to $1.20 per pound, due in part to the planned divestiture of the Osborne copper mine in Australia.  Cost of sales applicable to copper is expected to be in the range of $440 to $460 million.  See “Forward-Looking Information”.

Mineral Reserves and Mineral Resources

At December 31, 2009, Barrick’s total proven and probable gold mineral reserves were 139.8 million ounces. In aggregate, Barrick increased its total reserves from year-end 2008 by approximately 1.3 million ounces.  This increase in gold reserves is a combination of Barrick acquiring approximately 1.0 million contained ounces of gold reserves in connection with its acquisition of 50% of the Hemlo mine and adding approximately 9.2 million contained ounces of gold reserves (primarily attributable to additional reserves at Bald Mountain, South Arturo, Pueblo Viejo, the Cerro Casale project and Cortez, partially offset by production of 7.42 million ounces of gold (approximately 9 million contained ounces) (see “ — Reconciliation of Mineral Reserves”).  At December 31, 2009, Barrick’s total proven and probable copper reserves were 6.1 billion pounds. During 2009, Barrick produced 380 million pounds of copper (675 million contained pounds) as compared to approximately 370 million pounds of copper at December 31, 2008 (484 million contained pounds).

Except as noted below, 2009 reserves have been calculated using an assumed gold price of $825 (A$1030) per ounce, an assumed silver price of $14.00 per ounce, an assumed copper price of $2.00 per pound and exchange rates of $1.10 C$/U.S.$ and $0.80 U.S.$/A$. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

Unless otherwise noted, Barrick’s reserves and resources have been calculated as at December 31, 2009 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below).  Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the calculation of reserves, see “ — Notes to the Mineral Reserves, Resources and Reconciliation Tables”. Barrick’s normal data verification procedures have been employed in connection with the calculations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of Barrick, its joint partners or its joint venture operating companies, as applicable, under the supervision of Qualified Persons, and/or independent Qualified Persons (see “Scientific and Technical Information”). Verification procedures include industry-standard quality control practices. For details of data verification and quality control practices at each material property, see “Material Properties”.

Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities and, for United States reporting purposes, Industry Guide 7 under the U.S. Securities Exchange Act of 1934, which (as interpreted by the Staff of the SEC) applies different standards in order to classify mineralization as a reserve (see Note 7 of the “ — Notes to the Mineral Reserves, Resources and Reconciliation Tables”).  For U.S. reporting purposes, as at December 31, 2009, the mineralization at Cerro Casale was classified as mineralized material.  In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

Definitions

A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

GOLD MINERAL RESERVES (1), (3), (4), (7), (10), (11)

	PROVEN			PROBABLE			TOTAL
As at December 31, 2009	Tons	Grade(8)	Contained ozs(9)	Tons	Grade(8)	Contained ozs(9)	Tons	Grade(8)	Contained ozs(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	41,888	0.107	4,477	41,014	0.117	4,819	82,902	0.112	9,296
Goldstrike Underground	3,614	0.405	1,464	5,384	0.259	1,396	8,998	0.318	2,860
Goldstrike Property Total	45,502	0.131	5,941	46,398	0.134	6,215	91,900	0.132	12,156
Pueblo Viejo (60%)	8,498	0.097	826	158,140	0.085	13,418	166,638	0.085	14,244
Cortez	23,288	0.092	2,149	220,381	0.054	11,951	243,669	0.058	14,100
Bald Mountain	77,454	0.021	1,653	149,892	0.019	2,836	227,346	0.020	4,489
Turquoise Ridge (75%)	3,418	0.481	1,643	4,612	0.527	2,429	8,030	0.507	4,072
Round Mountain (50%)	30,696	0.022	670	48,111	0.017	796	78,807	0.019	1,466
South Arturo (60%)	—	—	—	26,314	0.051	1,350	26,314	0.051	1,350
Ruby Hill	669	0.055	37	13,264	0.050	665	13,933	0.050	702
Hemlo (12)	13,902	0.072	1,006	3,598	0.089	319	17,500	0.076	1,325
Marigold (33%)	15,500	0.018	281	34,497	0.015	526	49,997	0.016	807
Golden Sunlight	1,967	0.074	146	6,272	0.058	362	8,239	0.062	508
SOUTH AMERICA
Cerro Casale (50%) (7), (13)	127,619	0.019	2,383	540,862	0.017	9,202	668,481	0.017	11,585
Pascua-Lama	42,132	0.050	2,126	381,726	0.041	15,713	423,858	0.042	17,839
Veladero	29,734	0.031	927	474,053	0.023	11,081	503,787	0.024	12,008
Lagunas Norte	18,673	0.034	631	215,750	0.032	6,870	234,423	0.032	7,501
Pierina	21,370	0.016	345	22,225	0.014	303	43,595	0.015	648
AUSTRALIA PACIFIC
Porgera (95%)	46,172	0.092	4,247	31,362	0.110	3,436	77,534	0.099	7,683
Kalgoorlie (50%)	35,450	0.049	1,730	39,630	0.062	2,475	75,080	0.056	4,205
Cowal	12,891	0.024	305	64,037	0.037	2,392	76,928	0.035	2,697
Plutonic	138	0.152	21	4,087	0.184	750	4,225	0.182	771
Kanowna	3,609	0.187	675	3,728	0.150	558	7,337	0.168	1,233
Darlot	2,111	0.126	265	1,194	0.150	179	3,305	0.134	444
Granny Smith	838	0.156	131	2,186	0.173	379	3,024	0.169	510
Lawlers	226	0.128	29	2,882	0.159	457	3,108	0.156	486
Osborne	680	0.024	16	133	0.023	3	813	0.023	19
AFRICA
Bulyanhulu	1,414	0.380	537	26,216	0.373	9,783	27,630	0.374	10,320
North Mara	15,125	0.098	1,477	16,780	0.088	1,472	31,905	0.092	2,949
Buzwagi	3,634	0.035	127	68,977	0.047	3,274	72,611	0.047	3,401
Tulawaka (70%)	166	0.084	14	240	0.329	79	406	0.229	93
OTHER	19	0.263	5	306	0.441	135	325	0.431	140

TOTAL	582,895	0.052	30,343	2,607,853	0.042	109,408	3,190,748	0.044	139,751

COPPER MINERAL RESERVES (1), (3), (4), (7), (10), (11)

	PROVEN			PROBABLE			TOTAL
	Tons	Grade(8)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)
Zaldívar	353,638	0.538	3,803	222,113	0.502	2,229	575,751	0.524	6,032
Osborne	680	1.765	24	133	2.632	7	813	1.907	31
TOTAL	354,318	0.540	3,827	222,246	0.503	2,236	576,564	0.526	6,063

See “- Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

GOLD MINERAL RESOURCES (1), (2), (3), (5)

	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
As at December 31, 2009	Tons	Grade(8)	Contained ozs(9)	Tons	Grade(8)	Contained ozs(9)	Contained ozs(9)	Tons	Grade(8)	Contained ozs(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	10,446	0.055	577	6,241	0.047	293	870	3,568	0.116	413
Goldstrike Underground	952	0.401	382	3,484	0.316	1,101	1,483	1,858	0.341	633
Goldstrike Property Total	11,398	0.084	959	9,725	0.143	1,394	2,353	5,426	0.193	1,046
Pueblo Viejo (60%)	2,113	0.058	123	68,721	0.061	4,164	4,287	11,654	0.056	656
Cortez	3,652	0.047	170	42,970	0.077	3,297	3,467	30,128	0.144	4,325
Bald Mountain	29,552	0.013	373	69,786	0.012	805	1,178	40,184	0.012	468
Turquoise Ridge (75%)	906	0.412	373	824	0.451	372	745	3,775	0.456	1,721
Round Mountain (50%)	10,560	0.029	303	33,352	0.019	636	939	28,604	0.017	497
Ruby Hill	428	0.051	22	8,532	0.058	492	514	2,928	0.051	148
Hemlo (12)	1,986	0.064	128	559	0.091	51	179	1,036	0.150	155
Marigold (33%)	—	—	—	14,064	0.016	218	218	25,049	0.015	388
Golden Sunlight	113	0.071	8	169	0.065	11	19	801	0.045	36
South Arturo (60%)	—	—	—	3,377	0.048	162	162	2,539	0.018	45
Donlin Creek (50%)	3,983	0.075	300	266,039	0.068	18,149	18,449	40,295	0.065	2,625
SOUTH AMERICA
Cerro Casale (50%) (13)	8,098	0.010	79	111,757	0.012	1,286	1,365	244,644	0.011	2,660
Pascua-Lama	13,316	0.041	543	140,055	0.031	4,278	4,821	24,298	0.041	1,007
Veladero	4,269	0.011	46	60,984	0.014	838	884	64,086	0.008	529
Lagunas Norte	1,089	0.017	18	38,330	0.017	660	678	9,302	0.016	151
Pierina	3,337	0.018	59	3,029	0.016	49	108	4,066	0.012	49
AUSTRALIA PACIFIC
Porgera (95%)	10,642	0.077	818	13,318	0.059	784	1,602	12,465	0.111	1,383
Kalgoorlie (50%)	2,341	0.059	139	4,138	0.054	223	362	1,604	0.136	218
Cowal	—	—	—	25,705	0.034	881	881	3,017	0.028	85
Plutonic	612	0.374	229	9,645	0.183	1,766	1,995	6,216	0.243	1,511
Kanowna	2,985	0.131	392	2,664	0.152	406	798	3,174	0.152	484
Darlot	386	0.148	57	2,470	0.122	302	359	93	0.226	21
Granny Smith	148	0.189	28	1,357	0.146	198	226	4,509	0.241	1,088
Lawlers	—	—	—	1,883	0.204	384	384	442	0.235	104
Osborne	523	0.019	10	3,856	0.027	105	115	3,137	0.024	75
Reko Diq (37.5%)	718,521	0.009	6,466	514,465	0.006	3,040	9,506	1,192,569	0.005	6,399
AFRICA
Bulyanhulu	—	—	—	11,350	0.316	3,585	3,585	7,362	0.429	3,159
North Mara	1,600	0.137	219	7,210	0.089	642	861	1,447	0.082	119
Buzwagi	94	0.043	4	20,479	0.034	688	692	7,377	0.036	268
Tulawaka (70%)	—	—	—	192	0.167	32	32	1	—	—
OTHER	—	—	—	65	0.369	24	24	592	0.294	174

TOTAL	832,652	0.014	11,866	1,491,070	0.033	49,922	61,788	1,782,820	0.018	31,594

COPPER MINERAL RESOURCES (1), (2), (3), (5)

	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
As at December 31, 2009	Tons	Grade(8)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
Zaldívar	62,298	0.411	512	61,154	0.428	524	1,036	83,293	0.530	883
Osborne	523	1.530	16	3,856	1.504	116	132	3,137	1.259	79
Reko Diq (37.5%)	718,521	0.536	7,697	514,465	0.392	4,034	11,731	1,192,569	0.352	8,393
TOTAL	781,342	0.526	8,225	579,475	0.403	4,674	12,899	1,278,999	0.366	9,355

See “- Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1), (A)

	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
For the year ended Dec. 31, 2009	Tons	Grade(8)	Contained ozs(9)	Tons	Grade(8)	Contained ozs(9)	Tons	Grade(8)	Contained ozs(9)	Process
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	recovery %
NORTH AMERICA
Pueblo Viejo (60%)	8,498	0.63	5,358	158,140	0.50	79,707	166,638	0.51	85,065	86.7%
SOUTH AMERICA
Cerro Casale (50%) (7), (13)	127,619	0.05	6,988	540,862	0.04	22,376	668,481	0.04	29,364	46.1%
Pascua-Lama	42,132	1.75	73,548	381,726	1.57	597,573	423,858	1.58	671,121	80.4%
Lagunas Norte	18,673	0.12	2,160	215,750	0.11	22,753	234,423	0.11	24,913	21.4%
Veladero	29,734	0.40	11,802	474,053	0.45	212,802	503,787	0.45	224,604	6.3%
Pierina	21,370	0.37	7,837	22,225	0.34	7,571	43,595	0.35	15,408	37.0%
AFRICA
Bulyanhulu	1,414	0.20	276	26,216	0.29	7,673	27,630	0.29	7,949	77.5%
TOTAL	249,440	0.43	107,969	1,818,972	0.52	950,455	2,068,412	0.51	1,058,424	62.2%

(A) Silver is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (1), (A)

	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
For the year ended Dec. 31, 2009	Tons	Grade(8)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)	Process
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)	recovery %
NORTH AMERICA
Pueblo Viejo (60%)	8,498	0.114	19.4	158,140	0.090	283.8	166,638	0.091	303.2	79.5%
SOUTH AMERICA
Cerro Casale (50%) (7), (13)	127,619	0.189	481.3	540,862	0.223	2,409.6	668,481	0.216	2,890.9	82.7%
Pascua-Lama	42,132	0.096	81.2	381,726	0.075	574.5	423,858	0.077	655.7	63.0%
AFRICA
Buzwagi	3,634	0.014	1.0	68,977	0.122	168.1	72,611	0.116	169.1	76.9%
Bulyanhulu	1,414	0.396	11.2	26,216	0.712	373.4	27,630	0.696	384.6	93.3%
TOTAL	183,297	0.162	594.1	1,175,921	0.162	3,809.4	1,359,218	0.162	4,403.5	80.2%

(A) Copper is accounted for as a by-product credit against reported or projected gold production costs.

See “- Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1)

	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
For the year ended Dec. 31, 2009	Tons	Grade(8)	Contained ozs(9)	Tons	Grade(8)	Contained ozs(9)	Ounces(9)	Tons	Grade(8)	Contained ozs(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Pueblo Viejo (60%)	2,113	0.36	760	68,721	0.32	21,792	22,552	11,654	0.51	5,981
SOUTH AMERICA
Cerro Casale (50%) (13)	8,098	0.04	299	111,757	0.03	3,425	3,724	244,644	0.03	7,607
Pascua-Lama	13,316	0.91	12,148	140,055	0.89	123,986	136,134	24,298	0.55	13,398
Lagunas Norte	909	0.10	91	36,651	0.08	2,880	2,971	9,784	0.05	451
Veladero	4,269	0.21	878	60,984	0.39	23,980	24,858	64,086	0.33	21,427
Pierina	3,337	0.28	920	3,029	0.23	700	1,620	4,066	0.40	1,632
AFRICA
Bulyanhulu	—	—	—	11,350	0.27	3,058	3,058	7,296	0.35	2,557
TOTAL	32,042	0.47	15,096	432,547	0.42	179,821	194,917	365,828	0.15	53,053

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1)

	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED
For the year ended Dec. 31, 2009	Tons	Grade(8)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
NORTH AMERICA
Pueblo Viejo (60%)	2,113	0.097	4.1	68,721	0.073	100.8	104.9	11,654	0.037	8.6
SOUTH AMERICA
Cerro Casale (50%) (13)	8,098	0.157	25.5	111,757	0.185	414.4	439.9	244,644	0.191	936.3
Pascua-Lama	13,316	0.077	20.6	140,055	0.062	173.4	194.0	24,298	0.044	21.4
AFRICA
Buzwagi	94	0.104	0.2	20,479	0.097	39.6	39.8	7,377	0.087	12.8
TOTAL	23,621	0.107	50.4	341,012	0.107	728.2	778.6	287,973	0.170	979.1

NICKEL MINERAL RESOURCES (1)

	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
For the year ended Dec. 31, 2009	Tons	Grade(8)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
AFRICA
Kabanga (50%)	7,601	2.480	377.0	12,985	2.653	689.0	1,066.0	8,874	2.958	525.0

See “- Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

Reconciliation of Mineral Reserves (1),(7),(10),(11)

Based on attributable ounces

Gold	Mineral Reserves	Processed in	Increase	Mineral Reserves
Property (000’s of ounces) (9)	12/31/2008 (6)	2009	(decrease)	12/31/2009 (4)
NORTH AMERICA
Goldstrike Open Pit	10,294	1,150	152	9,296

Goldstrike Underground	2,545	470	785	2,860

Goldstrike Property Total	12,839	1,620	937	12,156

Pueblo Viejo (60%)	13,440	0	804	14,244

Cortez	13,384	612	1,328	14,100

Bald Mountain	2,846	127	1,770	4,489

Turquoise Ridge (75%)	3,985	155	242	4,072

Round Mountain (50%)	1,621	268	113	1,466

South Arturo	0	0	1,350	1,350

Ruby Hill	831	126	-3	702

Hemlo (12)	564	278	1,039	1,325

Marigold (33%)	511	83	379	807

Golden Sunlight	540	35	3	508

Donlin Creek (50%)	0	0	0	0

SOUTH AMERICA
Cerro Casale (50%) (7), (13)	10,831	0	754	11,585

Pascua-Lama	17,806	0	33	17,839

Veladero	12,233	1,063	838	12,008

Lagunas Norte	8,949	1,226	-222	7,501

Pierina	683	265	230	648

AUSTRALIA PACIFIC
Porgera (95%)	7,828	623	478	7,683

Kalgoorlie (50%)	4,360	397	242	4,205

Cowal	2,795	298	200	2,697

Plutonic	1,042	161	-110	771

Kanowna	1,256	315	292	1,233

Darlot	557	128	15	444

Granny Smith	491	116	135	510

Lawlers	353	138	271	486

Henty (14)	92	28	-64	0

Osborne	45	53	27	19

AFRICA
Bulyanhulu	11,977	270	-1,387	10,320

North Mara	3,031	266	184	2,949

Buzwagi	3,284	216	333	3,401

Tulawaka (70%)	80	70	83	93

OTHER	252	75	-37	140

TOTAL	138,506	9,012	10,257	139,751

Copper	Mineral Reserves	Processed in	Increase	Mineral Reserves
Property (million pounds) (9)	12/31/2008(6)	2009	(decrease)	12/31/2009(4)

Zaldivar	6,294	570	308	6,032

Osbone	98	105	38	31

TOTAL	6,392	675	346	6,063

See “- Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

Notes to the Mineral Reserves, Resources and Reconciliation Tables

(1)                              Reflects Barrick’s ownership share where ownership interest is less than 100%.

(2)                              These mineral resources are in addition to mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.

(3)                              Mineral reserves and resources have been calculated as at December 31, 2009, unless otherwise indicated.

(4)                              Mineral reserves as at December 31, 2009 have been calculated using an assumed gold price of $825 (A$1030) per ounce, an assumed silver price of $14.00 per ounce, an assumed copper price of $2.00 per pound and exchange rate of $0.80 $U.S./A$.  These assumed metal prices reflect the approximate prior 3 year average spot price of such metals.  Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Reserves at Cerro Casale and Round Mountain have been calculated using an assumed long-term average gold price of $800.

(5)                              Mineral resources as at December 31, 2009 have been estimated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property.  An assumed gold price of $900 (A$1125) per ounce, an assumed silver price of $15.00 per ounce and an assumed copper price of $2.50 per pound have been used in estimating resources.

(6)                              Mineral reserves as at December 31, 2008 have been calculated using an assumed gold price of $725 (A$850) per ounce, a silver price of $13.50 per ounce, a copper price of $2.00 per pound and an exchange rate of $0.85 $U.S./A$. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

(7)                              Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve.  For U.S. reporting purposes, as at December 31, 2009, the mineralization at Cerro Casale was classified as mineralized material.  In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC.  Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

(8)                              Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.

(9)                              Ounces or pounds, as applicable, estimated to be present in the tons of ore which would be mined and processed.  Mill recovery rates have not been applied in calculating the contained ounces or pounds.

(10)                        Mineral reserves as at December 31, 2009 include stockpile material totalling approximately 119 million tons, containing approximately 7.32 million ounces.  Properties at which stockpile material exceeds 30 thousand ounces and represents more than 5% of the reported reserves are as follows:

	Tons	Grade	Contained Ounces
Property	(000’s)	(oz/ton)	(000’s)

Tulawaka	400	0.095	38
North Mara	5,248	0.053	278
Cowal	12,759	0.023	289
Kalgoorlie	14,454	0.031	451
Porgera	28,880	0.072	2,065
Goldstrike Open Pit	33,628	0.094	3,172

(11)                        The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral reserves as at December 31, 2009 are as follows:

	Metallurgical
	Recovery	Cut-off Grade
Gold Mine	(%)	(oz/ton)

Goldstrike Property
Open Pit	82.1%	0.050 - 0.070
Underground	89.3%	0.177 - 0.225

Pueblo Viejo	92.3%	0.033 - 0.125
Cortez	80.4%	0.004 - 0.214
Bald Mountain	72.5%	0.009 - 0.012
Turquoise Ridge	92.0%	0.290 - 0.372
Round Mountain	75.3%	0.006 - 0.046
South Arturo	70.0%	0.006 - 0.042
Ruby Hill	75.0%	0.005 - 0.082
Hemlo Property
David Bell	94.9%	0.149 - 0.195
Williams	94.9%	0.023 - 0.109
Marigold	73.1%	0.007
Golden Sunlight	77.5%	0.018 - 0.022
Cerro Casale	70.2%	0.007 - 0.012
Pascua-Lama	86.0%	0.025 - 0.094
Veladero	75.1%	0.007 - 0.009
Lagunas Norte	68.5%	0.008 - 0.025
Pierina	81.4%	0.008 - 0.010
Porgera	86.7%	0.033 - 0.102

Kalgoorlie	84.3%	0.026 - 0.073
Cowal	79.4%	0.010 - 0.015
Plutonic	89.4%	0.114 - 0.198
Kanowna	91.1%	0.026 - 0.184
Darlot	95.0%	0.070 - 0.108
Granny Smith	90.9%	0.112 - 0.156
Lawlers	95.0%	0.069 - 0.100
Osborne	75.4%	0.018 - 0.035
Bulyanhulu	93.5%	0.187 - 0.235
North Mara	87.0%	0.031 - 0.040
Buzwagi	92.0%	0.016 - 0.017
Tulawaka	93.0%	0.102 - 0.142

	Metallurgical
	Recovery	Cut-off Grade
Copper Mine	(%)	(%)
Zaldívar	67.8%	0.21
Osborne	90.4%	0.6 – 1.2

(12)                  In April 2009, Barrick acquired the remaining 50% of the Hemlo mine (see “General Information — General Development of the Business” and “Regional Business Units — North America”).  2008 reserves and resources reflect Barrick’s then current 50% interest.  2009 reserves and resources reflect Barrick’s 100% interest.

(13)                  2008 reserves and resources for the Cerro Casale project reflect Barrick’s then 51% interest.  2009 reserves and resources reflect the change in Barrick’s interest to 50% of the Cerro Casale project.

(14)                  In July 2009, Barrick sold its Henty mine to Bendigo Mining Limited.

Marketing and Distribution

Gold

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time.  Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”, hedges against future inflation and portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.

The price of gold is subject to volatile price movements over short periods of time, especially in the current market environment, and is affected by numerous industry and macroeconomic factors that are beyond Barrick’s control.  Gold price volatility remained high in 2009, with the price ranging from $803 to $1,227 per ounce during the year.  The average market price for the year of $972 per ounce was an all-time high.  The market price of gold has been influenced by low U.S. dollar interest rates, volatility in the credit and financial markets, investment demand and the monetary policies put in place by the world’s most prominent central banks.  As a result of the global easing of monetary policy, as well as increases in announced government spending, particularly in the U.S., Barrick believes that there is a possibility that both inflation and U.S. dollar depreciation could emerge in the coming years.  Gold is viewed as a hedge against inflation and has historically been inversely correlated to the U.S. dollar.  Therefore, higher inflation and/or depreciation in the U.S. dollar should be positive for the price of gold.  While gold prices have come down and the U.S. dollar has strengthened slightly in early 2010, Barrick believes this to be a short-term movement and expects that the long-term upward trend in prices will continue.

Barrick’s gold is currently being refined to market delivery standards by several refiners throughout the world. The gold is sold to various gold bullion dealers at market prices. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters. The Company believes that, because of the availability of alternative smelters or refiners, no material adverse effect would result if the Company lost the services of any of its current smelters or refiners.

Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and more liquid gold investment vehicles has further facilitated investment in gold and has been highly successful. As of December 31, 2009, gold exchange traded funds held approximately 57.7 million ounces compared to holdings of 38.2 million ounces at 2008 year end — an increase of 51%. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. Copper is used principally in telecommunications, automobiles, construction, and in consumer durables. Copper is traded on the London Metal Exchange (LME), the New York Commodity Exchange (COMEX) and the Shanghai Futures Exchange (SHFE).  The price of copper as reported on these exchanges is influenced by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper, (iii) economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies, (iv) speculative investment positions in copper and copper futures, (v) the availability and cost of substitute materials, and (vi) currency exchange fluctuations, including the relative strength of the U.S. dollar.

The copper market is volatile and cyclical.  During the past 15 years, LME prices per pound have ranged from a high of approximately $4.08 to a low of 57 cents.  Copper prices generally rose throughout 2009, as LME copper prices traded in a wide range of $1.37 to $3.37 per pound, averaging $2.34 per pound, and closing the year at $3.33 per pound.  Barrick’s realized price of $3.16 per pound in 2009 exceeded LME spot prices by $0.82 per pound due to the benefit from Barrick’s copper hedging program.  Copper’s rise during the year occurred mainly as a result of strong Chinese demand and increasingly positive sentiments about the prospects of future global economic expansion, including the expected impact on copper demand from government stimulus spending on infrastructure projects.  Copper prices should continue to be positively influenced by demand from Asia, a return to global economic growth, the limited availability of scrap metal and production levels of mines and smelters in the future.

Copper concentrates produced by the Osborne mine are sold mainly to smelters in Japan and South Korea. At the Zaldívar mine, copper cathode is sold to copper product manufacturers and copper traders in Europe, North America, South America and Asia, while concentrate is sold to a local smelter in Chile.  Since there are a large number of available copper cathode purchasers, Barrick is not dependent upon the sale of copper to any one customer.

Employees and Labor Relations

As at December 31, 2009, excluding contractors, Barrick employed approximately 16,733 employees worldwide, as well as approximately 3,301 employees at operations jointly owned by Barrick, substantially all of whom are employed in the United States, Canada, Australia, Chile, Peru, Argentina, Papua New Guinea and Tanzania. Unions represent approximately 2,859 persons at the Company’s operations. Generally, management believes that labor relations at all locations are good.

Competition

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees (see “ — Employees and Labor Relations”).

There is significant competition for mining claims and leases and, as a result, the Company may be unable to continue to acquire attractive assets on terms it considers acceptable.

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Barrick has identified its Goldstrike, Cortez, Lagunas Norte, Veladero, Zaldívar and Porgera mines as material properties. The following is a description of Barrick’s material properties.

Goldstrike Property

General Information

The Goldstrike property is located in Elko and Eureka Counties in north central Nevada, approximately 40 kilometers north of the town of Carlin, at an elevation of 1,700 meters in the hilly terrain of the Tuscarora Mountains. Access to the property is provided by certain access agreements with Newmont Mining Corporation that allow for the use of various roads in the area, and a right-of-way issued by the Bureau of Land Management. Such roads are accessed from Elko, Nevada by traveling west on U.S. Interstate 80 to Carlin, Nevada and then by approximately 40 kilometers of local roads north of Carlin. The Northern Nevada climate is fairly arid and has little impact on the mine’s operations.

PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property.  It completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987. At the time of acquisition, mining operations on the property were concentrated on various shallow oxide deposits. The principal known deposit was the Post surface oxide deposit, which then contained approximately half a million ounces of gold. The property was operated as an open pit, heap leach operation. Reserves for the Post deposit were delineated during 1986 and mining of the Post deposit commenced in 1987. Following acquisition, two sulphide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a carbon-in-leach mill and ancillary facilities, as well as a crushing and agglomeration plant designed to improve recoveries from low grade oxide ore, were constructed. In January 1989, Barrick announced the four-year Betze Development Plan to develop the Post oxide and Betze sulphide reserves. The plan, which called for the development of a large open pit and the expansion of the milling facilities, was completed in 1993 with the commissioning of the final three of the total of six autoclaves. Goldstrike’s underground mine (Meikle deposit), which was discovered in 1989, commenced production in 1996. During 2000, the Company completed construction of a roaster facility for the treatment of carbonaceous ore on the property. The roaster increased the property’s processing capacity by approximately 16,000 tons per day. In 2001, an intensive development program to bring the Rodeo deposit, part of the underground mine, into production was completed and a new ball mill was added to increase autoclave recovery.  A total of approximately 1,550 employees work at the Goldstrike property.

As of December 31, 2009, the Goldstrike property comprised approximately 4,197 hectares of surface rights ownership/control (3,420 hectares private and 778 hectares public), and approximately 3,535 hectares of mineral rights ownership/control (2,741 hectares private and 794 hectares public).  These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and millsite claims that are held subject to the paramount title of the United States of America.  Patenting is the process that transfers fee simple title from the federal government to the applicant. The Goldstrike property includes a total of 298 unpatented mining and millsite claims to control the public acreage.  The Goldstrike open pit and underground mines and the majority of the beneficiation and processing facilities at the Goldstrike property are situated on land owned by Barrick.  The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.

Geology

The property is located on the Carlin trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanic and sedimentary rocks during the Tertiary time. The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

The major gold deposits — Post Oxide, Betze, Rodeo and Meikle — are all hosted in sedimentary rocks of the Silurian to Devonian ages. The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation. Betze and Rodeo are found in the silty limestones and debris flows of the Popovich Formation. The Meikle deposit occurs in hydrothermal and solution collapse breccias in the Bootstrap Limestone of the Roberts Mountains Formation.  The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit. In the deeper deposits — Betze, Rodeo and Meikle — the gold is still locked up with the iron sulphide and an additional processing step (autoclaving or roasting) is required to free the gold.

The gold mineralization at the open pit is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages.  The favored host for gold mineralization is the Popovich Limestone followed by the Rodeo Creek unit, Goldstrike sill complex and Roberts Mountains Formation.  Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids. Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas. Overall, the Betze-Post ore zones extend for 1,829 meters in a northwest direction and average 183 to 244 meters in width and 122 to 183 meters in thickness.

Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike underground mine. In contrast to the Goldstrike open pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones. These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down dip and along strike. The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member. Since silicification is the dominant alteration, the bulk of the ore is quite hard and competent.

Mining and Processing

Goldstrike’s open pit mine is an open pit truck-and-shovel operation, using standard, proven equipment. Two different underground mining methods are used at the underground mine, long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent).  The underground mine is a trackless operation.  Goldstrike’s production in total was 1,355 thousand ounces of gold in 2009 at cash costs of $464 per ounce compared to 1,706 thousand ounces of gold in 2008 at cash costs of $452 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is 11 years for underground mining, 14 years for open pit mining and 26 years for processing operations.

The underground mine includes two major orebodies: Meikle and Rodeo. The Meikle orebody, located 1.6 kilometers north of the open pit mine, is a high grade orebody which was discovered in 1989 and started production in 1996.  The Meikle orebody incorporates 5 mineralized zones: the Main Meikle, Meikle Extension, South Meikle, Griffin, and West Griffin. The Rodeo orebody, located 0.5 kilometers northwest of the open pit mine, is a moderate grade orebody discovered in 1988 and brought into production in 2002.  The Rodeo orebody includes four mineralized zones: Upper Rodeo, Lower Rodeo, West Rodeo, and Barrel. The Meikle and Rodeo orebodies are interconnected by two haulage drifts and can be accessed from two shafts and by a decline at the bottom of the open pit mine.

The property has two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulphide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore (whose active carbon content responds poorly to autoclaving). The combined capacity of these two facilities is approximately 33,000 to 35,000 tons per day. These process facilities treat the ore from Goldstrike’s open pit and underground mines. Gold contained in recovered ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion.  All material permits to conduct operations at the mine have been obtained and are in good standing. In December 2005, Barrick began operating a 115 megawatt natural gas-fired power plant that provides a portion of Goldstrike’s power requirements.  The remaining power requirements are satisfied by open market purchases of electricity.

Due to increasing levels of carbonate in the ore produced at the Goldstrike property, alkaline modified pressure oxidation is being evaluated and studied in 2010 for use at the property. This technology, which was used at Goldstrike in 2009, has a lower recovery than the conventional acid autoclave configuration, but is better suited to processing ore with increased levels of carbonate.  In general, Goldstrike expects to produce less ore suitable for autoclaving in 2010, however, Barrick intends to ship ore from its Storm mine in Nevada to Goldstrike to use the autoclave’s excess capacity.

Dewatering of the Betze Pit is accomplished through the use of perimeter wells located peripheral to the pit area, in-pit wells, horizontal drains installed for passive dewatering of pit walls, and water collection sumps installed in the bottom of the pit. Dewatering activities are conducted in compliance with its approved water appropriations issued by the Nevada State Engineer’s Office.

Groundwater pumping for dewatering at the Goldstrike property is primarily from the carbonate rock aquifer, with very small amounts of pumping from shallower siltstones and unconsolidated basin fill deposits.

Water is conveyed by pipelines to various use areas such as mining and milling at the Goldstrike property, delivered to Barrick’s Meikle mine, or delivered to Newmont for mining and milling use. Water that is not used for mining or milling purposes is delivered to the 72-inch-diameter gravity flow pipeline to the TS Ranch Reservoir.  Barrick is authorized by a discharge permit issued by the Nevada Division of Environmental Protection to discharge water produced by its groundwater pumping operations to groundwaters of the state via percolation, infiltration, and irrigation.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State.   This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Environment

The Goldstrike property operating facilities have been designed to mitigate environmental impacts.  The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment.  In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.  The mine has installed air pollution control devices on its facilities consistent with and, in some cases, exceeding legal requirements.  The mine also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques, including a stockpile cover at the roaster, reducing both the consumption of water and the carbon footprint.  In 2009, all activities at the Goldstrike property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.  The mine’s operations are compliant with the requirements of the International Cyanide Management Code.

At December 31, 2009, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in Note 22 to the Consolidated Financial Statements), for the property was $71 million.  In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities.  Major expenditure items covered by the asset retirement obligation are long term care and monitoring, surface contouring, waste dump closure and process facility demolition.  See “Environment and Closure”.

Exploration, Drilling and Analysis

In 2009, Goldstrike exploration activities focused on drifting and resource delineation at Deep North Post underground and minor drill testing in the Banshee area.  Banshee results were not significant enough to warrant immediate follow-up drilling.  The results at Deep North Post were positive.  Although the Deep North Post drifting was not completed, the exploration group delineated a potential deposit with 60 meter drill spacing.  Approximately 25% of this ore is above the current water table.  A total of 2,988 meters of underground core and 2,115 meters of surface rotary drilling were completed in 2009.

In 2010, Goldstrike exploration is targeting the Deep North Post and Corona areas for drilling.  At Deep North Post an additional 66 meters of drifting will be completed.  Reserve delineation drilling at Deep North Post will drill out the potential deposit at 30 meter spacing with 5,135 meters of underground core.  An additional 1,845 meters of core will test for extensions or new pods of mineralization in the area.  At Corona, 3,415 meters of surface rotary drilling will test for high grade mineralization in the northwest area of the property.  This Corona area is located approximately 1,000 to 2,500 meters west and northwest of Meikle.  New targets are expected to be generated by relogging and remodeling of the geology across the property.

More than 6,500 drill holes have been completed within and around the Betze-Post deposit.  Approximately 69% of the total drill holes are reverse circulation and rotary drill holes and the remaining are diamond core holes.  Drill spacing through the Betze, West Betze and Screamer deposits is approximately 53 meters and at Post is 46 meters.  Drill spacing in the North Screamer and West Barrel deposits is approximately 30 meters.  Almost all of the total drillhole footage has been sampled on 1.5 meter intervals and assayed for gold by the fire assay method with cyanide AA finish.  All assaying is checked and verified under a comprehensive, multi-level quality assurance and quality control program that includes external laboratory check assays.

Underground drilling at the Meikle deposit (Meikle, South Meikle, Griffin, Extension and West Griffin) commenced in 1995 and a total of 431,019 meters in 7,684 underground holes had been completed in and around the deposit as of December 31, 2009.  A total of 338 surface holes, for 157,608 meters, have been drilled in and around the Meikle deposit.  Additional Banshee drilling commenced in 2007.  A total of 92 surface holes, for 47,591 meters and 123 underground holes for 22,534 meters have been drilled in Banshee.

Underground drilling commenced at the Rodeo deposit (Rodeo, West Rodeo, and Barrel) in 1998 and, as of December 31, 2009, a total of 4,040 underground holes totaling 237,995 meters had been drilled in and around the deposit.  A total of 230 surface holes, for 104,943 meters, have been drilled in and around the Rodeo deposit.  Underground drilling commenced at the North Post deposit (North Post and Deep North Post) in 2005 and a total of 24,024 meters in 156 underground core and RC holes have been drilled as of December 31, 2009.  There are an additional 142 North Post surface holes for 53,201 meters.

Underground drilling is by both core and reverse-circulation methods, with approximately 42% of the underground drilling pursuant to core methods.  Meikle drilling is approximately 59% core; Griffin and West Griffin drilling is approximately 10% core; and Rodeo, West Rodeo and Barrel drilling is approximately 26% core.  All surface drilling ore intercepts are core.  Drill spacing through the Meikle deposit is 8 to 26 meters.  Some of the wider-spaced core holes are sampled on six meter intervals (chip samples) and 1.5 meter whole or split core in mineralized intervals. All samples are fire-assayed with an atomic absorption spectrometer finish followed by a gravimetric finish for samples with AuFA greater than 0.438 ounces of gold per ton. Most sampling and assaying is done on-site with both internal check assays and external check assays performed by independent laboratories.

Drill samples collected for use in the geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Goldstrike.  Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories.  Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory.  All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database.

The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties

Most of the property comprising the open pit mine is subject to net smelter return and net profits interest royalties payable on the valuable minerals produced from the property. The maximum third party royalties payable on the Betze deposit are a 4% net smelter return and a 6% net profits interest.  The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.

Production Information

The following table summarizes certain production and financial information for the Goldstrike property for the periods indicated:

	Year ended December 31, 2009	Year ended December 31, 2008
Tons mined (000’s)	131,854	127,905
Tons of ore processed (000’s)	9,390	11,550
Average grade processed (ounces per ton)	0.172	0.175
Recovery rate (%)	83.7	84.3
Ounces of gold produced (000’s)	1,355	1,706
Average total cash costs per ounce (1)	$464	$452

(1)    For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs Per Ounce”.

Cortez Property

General Information

The Cortez mine is located 100 kilometers southwest of Elko, Nevada in Lander County and currently employs approximately 940 people. The Pipeline property is 11 kilometers northwest and the Cortez Hills property is 4 kilometers southeast of the original Cortez milling complex.  Cortez is accessed via Nevada State Highway 306, which extends southward from U.S. Interstate 80, both of which are paved roads. The climate is fairly arid and has little impact on the mine’s operations.  The elevation at the Pipeline site is 1,600 meters and about 1,850 meters at the Cortez Hills site.

In 1964, the Cortez joint venture was formed to explore the Cortez area. In 1969, the original Cortez mine went into production.  From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent.  In 1991, the Pipeline and South Pipeline deposits were discovered, with development approval received in 1996. In 1998, the Cortez Pediment was discovered with the Cortez Hills discovery announced in April 2003. The Cortez Hills development was approved by Placer Dome and Kennecott in September 2005 and confirmed by Barrick in 2006.  Reflecting its acquisition of Placer Dome and the purchase of Kennecott Explorations (Australia) Ltd. 40% interest, Barrick Cortez Inc. is the 60% joint venture interest owner and is the operator of the Cortez joint venture (“Cortez”). The remaining 40% interest is held by Barrick Gold Finance Inc.

The Cortez joint venture directly controls an area of interest of about 100,561 hectares.  The property rights controlled by Cortez, either from outright ownership or by lease, consist of 78,890 hectares of unpatented mining claims held subject to the paramount title of the United States of America and 21,671 hectares of patented mining claims and fee mineral and surface land, owned or controlled through various patents issued by the United States of America.

Geology

The Cortez property is situated along the Cortez/Battle Mountain trend in north-central Nevada. The principal gold deposits and mining operations are located on the southwest and south sides of Crescent Valley, which was formed by basin and range extensional tectonism. Mineralization is sedimentary rock-hosted and consists of micron-sized free gold particles that are disseminated throughout the host rock, commonly in association with secondary silica, iron oxides or pyrite.

The Pipeline Complex, Gold Acres, Cortez Hills Complex and Horse Canyon areas are the key projects that are part of the Cortez property. Principal lithologic units identified within the Pipeline Complex and the Cortez Hills Complex deposit areas include early-Silurian to late-Devonian-aged carbonate rocks.   The Silurian Roberts Mountains Formation is characterized by thin-bedded, planar-laminated, dark gray to black carbonate-dominated sediments and turbidites.  The Devonian package is comprised of Wenban Limestone, characterized by thin- to thick-bedded planar to wispy laminated gray to black carbonate sediments, turbidites and debris flow, and Horse Canyon Formation is characterized by thin, rhythmically bedded, planar-laminated gray calcareous siltstone, mudstone, and chert.

Stage 9 of the Pipeline deposit is hosted by the middle to lower portions of the Devonian Wenban Limestone and the upper portion of the Silurian Roberts Mountains Formation.  The Cortez Hills deposit has a strike length of more than 500 meters, and is approximately 200 meters wide. The mineralized zone starts approximately 120 meters below surface and continues up to 600 meters. Exploration to fully delineate the extent of the deposit is ongoing.

Mining and Processing

Deposits within the Pipeline Complex are being mined by conventional open pit methods.  The first eight stages of mining occurred in the Pipeline deposit over a period of 12 years (1996 — 2007), while mining of the remaining Pipeline Complex including the Crossroads deposit is expected to be completed in 2021.  Mining at the Cortez Hills Complex is scheduled through 2017.  Conventional open pit methods will be employed for all six phases of the Cortez Hills deposit with underhand cut and fill being the method for the underground operation.  Mining production rates (open pit and underground combined) for all mining activity at Cortez will average about 141 million tonnes.

Three different metallurgical processes are employed for the recovery of gold; run-of-mine heap leach, conventional mill (carbon-in-leach, or “CIL”) and refractory roaster and/or autoclave.  The process used for a particular ore is determined based on the grade and metallurgical character of that ore.  Lower grade run-of-mine oxide ore is heap leached on existing facilities, while higher-grade non-refractory ore is treated in a conventional mill (nominal 9,100 tonnes per day) using cyanidation and a CIL process.  Refractory ore is stockpiled on site in designated areas.

Water for process use at the Pipeline Complex is supplied from the open pit dewatering system.  Electric power at the Pipeline and Cortez Hills Complexes is purchased in the open market and supplied through a 73 kilometer transmission line.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State.   This tax is calculated and paid based on a prescribed net income formula which is different from book income.

All material permits to conduct operations at the Pipeline Complex and Cortez Hills Complex have been obtained and are in good standing.  On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project.  On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s prohibition on “unnecessary and undue degradation,” and that the project’s Environment Impact Statement did not meet the requirements of the National Environmental Policy Act. The Plaintiffs’ motion for a preliminary injunction was denied by the court and the Plaintiffs subsequently appealed that decision to the United States Court of Appeals for the Ninth Circuit.

On December 3, 2009, the Ninth Circuit issued an opinion in which it held that the Plaintiffs had failed to show that they were likely to succeed on the merits of their FLPMA claims, and thus were not entitled to an injunction based on those claims.  The Ninth Circuit, however, held that Plaintiffs were likely to succeed on two of their NEPA claims and ordered that a supplemental EIS be prepared by Barrick that specifically provided more information on (i) the effectiveness of proposed mitigation measures for seeps and springs that might be affected by groundwater pumping,  and (ii) the air quality impact of the shipment of refractory ore to Goldstrike for processing and that additional air quality modeling for fine particulate matter using updated EPA procedures should be performed and included in the supplemental EIS.  The Ninth Circuit decision directed the District Court to enter an injunction consistent with the decision.  Barrick has filed a motion seeking a preliminary injunction that is tailored to the recent decision of the Ninth Circuit.  The Plaintiffs have filed a motion seeking a broad injunction. The District Court will determine the appropriate scope of any preliminary injunction.  See “Legal Matters — Legal Proceedings — Cortez Hills Complaint” for additional information.

In 2009, Cortez produced 518,000 ounces of gold at average total cash costs of $510 per ounce sold compared to 428,000 ounces of gold in 2008 at cash costs of $589 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is approximately 8 years for underground mining, 12 years for open pit mining and 24 years for processing operations.

Cortez Hills commenced production in the first quarter of 2010.  Its continued operation throughout 2010 is subject to the pending litigation matter noted above (see also “Legal Matters — Legal Proceedings — Cortez Hills Complaint”).   As a follow up to the successful 2009 work program, Barrick plans to spend approximately $18.6 million on exploration at the Cortez property, with a total of seven rigs being committed to this extensive, underexplored property in 2010.

Environment

The mine’s dewatering operations have been improved with the addition of several new rapid infiltration sites. Current dewatering operations focus on bedrock water production. A portion of the dewatering water is utilized for mining and milling and a portion is utilized at a local ranch on a seasonal basis for irrigation purposes.  The balance is returned to the basin through the rapid infiltration basins or consumed in processing activities (i.e., dust suppression and process makeup water).

Cortez’s operating facilities have been designed to mitigate environmental impacts.  The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment.  In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.  The mine also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques.  In 2009, all activities at Cortez were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations.  Arsenic is naturally occurring in the ground water at Cortez.  United States regulations regarding arsenic drinking water standards have been revised, and the significance of these revisions to Cortez is being reviewed.

At December 31, 2009, the amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in Note 22 to the Consolidated Financial Statements), for the property was approximately $49 million.  In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

Exploration, Drilling and Analysis

Approximately 31,209 meters of exploration drilling were completed in 2009.  Of this drilling, 24% was directed to the Pipeline Complex, 47% to the Cortez Hills Complex and 29% to other targets.

Drilling in the area of the Cortez Hills Complex is conducted as underground platforms are developed.  Mineralization remains open at depth to the south and west.  Other areas that were drilled in 2009 include the Horse Canyon area, Pipeline Complex, Gold Acres and other areas within the claim block.

Assay data used for modeling and mineral resource estimation are predominantly from core drill samples and the remainder from reverse circulation drill samples.  The Pipeline Complex is drilled on 43 meter centres and the Cortez Hills Complex on 30 meter centres.  Underground ore is delineated by nominal 15 meter spaced core holes with additional in-fill reverse circulation drilling as required to define ore boundaries.  Industry standard best practice is applicable for logging and sampling.

Both reverse circulation and core drilling is used to delineate mineralization.  The main mineralized bodies of the deposit are drilled almost exclusively with core holes.  Geologic models are developed based on the drill hole database.

Internal audits and outside audits from independent contractors have reviewed the sampling and analytical protocol of the drill samples from the deposit areas, including collection through final analysis and the quality control programs that meet industry standards.  All analytical data is verified by the Cortez technical staff prior to use in resource estimation.  Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties

All production by Pipeline is subject to a 1.4% gross smelter return royalty payable to the former shareholders of Idaho Mining Corporation.  In addition, Royal Gold Inc. holds a gross smelter return royalty over a portion of the Pipeline Complex (graduating from 0.4% to 5.0% based on the price of gold) and ECM Inc. holds a net value royalty of 5% (shared between ECM, Inc. and Royal Crescent Valley, Inc.) over a portion of the Pipeline Complex.

All other production by Cortez, including Cortez Hills, is subject to a 1.3% gross smelter return royalty payable to the former shareholders of Idaho Mining Corporation.

In addition, there is a royalty payable to Kennecott Explorations (Australia) Ltd. (graduating from 0% to 3%, depending on the gold price, of the gross value of gold delivered, minus certain deductions for pre-existing royalties) that would cover 40% of production from Cortez, but only after the total amount of gold delivered to Barrick from Cortez after January 1, 2008 exceeds 15 million ounces.

Production Information

The following table summarizes certain production and financial information for the Cortez mine for the periods indicated:

	Year ended	Year ended
	December 31, 2009	December 31, 2008 (2)
Tons mined (000’s)	121,543	113,468
Tons of ore processed (000’s)	16,049	40,038
Average grade processed (ounces per ton)	0.038	0.018
Ounces of gold produced (000’s)	510	428
Average total cash costs per ounce (1)	$510	$589

(1)  For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs Per Ounce”.

(2)  Barrick acquired the remaining 40% of the Cortez property in March 2008.

Pipeline
Gap Pit
Conveyor Route
Cortez Hills Pit
N
W
E
S
5000 feet

Lagunas Norte Mine

General Information

The Lagunas Norte mine is an open pit, heap leaching operation.  The mine is located in the Alto Chicama mining district and is 140 kilometers east of the coastal city of Trujillo, Peru, and 175 kilometers north of Barrick’s Pierina mine.  The property is located on the western flank of the Peruvian Andes and is at an elevation of 4,000 to 4,260 meters above sea level.  The area is considered to have a mountain climate.  Generally, the climate of the area does not impact on the mine’s operations.  Vegetation consists of small shrubs and grasses.  The property is accessible year round by road from both Trujillo and Huamachuco, Peru.

The Alto Chicama region has been actively mined for coal since the 19th century, principally for domestic consumption. In 1990, Minero Peru S.A. (CENTROMIN Peru S.A. (“Centromin”)), the State mining company, constructed a camp to re-evaluate the previous coal operations. The Alto Chicama region hosts a low grade anthracite coal deposit, but it was not developed due to the availability of cheaper sources of energy elsewhere.  Centromin conducted field surveys in 1999 and concluded there was potential for other mineralization on the property, including gold.

The Alto Chicama mining district encompasses four concessions or mining rights totaling 20,322 hectares. In 2002, Barrick acquired the three primary mining concessions, encompassing 18,550 hectares, from Centromin pursuant to an international bid process. In 2004, these three concessions were consolidated into a single mining concession called “Acumulacion Alto Chicama”.  Three additional mining concessions, encompassing 1,772 hectares, were subsequently acquired directly by Barrick.  The mining rights have no expiry date as long as the annual land payments (currently $3.00 per hectare) are made and production activities are being carried out on such concessions.  The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.

Peruvian authority approval of both the mine’s Environmental Impact Study (“EIS”) and principal construction permit were received in April 2004.  Barrick commenced construction of the mine facilities in April 2004. In June 2005, Barrick obtained approval from the Peruvian authorities with respect to mine production start-up.  Total capital construction cost for the mine was $323 million. All material permits to conduct the operation of the Lagunas Norte mine have been obtained and are in good standing.  The mine has approximately 568 employees.

On December 29, 2004, Barrick entered into a Legal Stability Agreement with the Peruvian government. The Legal Stability Agreement provides increased certainty with respect to foreign exchange and the fiscal and administrative regime for 15 years.  The 15 year period commenced January 1, 2006.

In February 2010, Barrick filed an amendment to the EIS which proposed certain modifications to some of the mine facilities at the Lagunas Norte mine.  Barrick expects that governmental authorities will require between 8 to 9 months to complete their review of this proposed amendment.

Geology

The regional geology of the Alto Chicama area is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks and andesitic and dacitic volcanic rocks of the Tertiary Calipuy Group.  The Mesozoic sequence is unconformably overlain by the Tertiary Calipuy volcanic rocks and cut by numerous small intrusive bodies. The Mesozoic sequence has been affected by at least one and probably two stages of compressive deformation during Andean orogenesis.

The Lagunas Norte mineralization occurs on the 185 square kilometer Alto Chicama property. The mineralization is of the high sulphidation type. It is disseminated and hosted in variably brecciated sedimentary rocks as well as in volcanic breccias and tuffs. The mineralization outcrops and has been defined by drilling over an area of 1,000 meters long by 2,000 meters with up to 300 meters depth.

Mining and Processing

The orebody is being mined as an open pit, truck-and-shovel operation, at an average mining rate of 80,000 tonnes per day. Ore is crushed and then transported via truck to the leach pad.  Run-of-mine ore is trucked directly to the leach pad. Gold and silver recovered from the leached ore is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Power is provided by a utility company through a 138 kilovolt line connected to the Trujillo Norte substation, located in the costal city of Trujillo, approximately 95 kilometers from the mine. The East waste dump and leach pad facilities are contained within one valley, limiting potential environmental impacts. The effects of the operation on surface water and ground water resources are carefully monitored and controlled to ensure that residents downstream of the site are not adversely affected.  Barrick has obtained property rights for the surface land required for the operation of the Lagunas Norte mine.  Based on existing reserves and production capacity, the expected mine life is 8 years.

In 2009, mining activity at the Lagunas Norte mine focused on Phase 2 (located at the north-central area of the orebody) and Phase 3 (located at the southern part of the orebody), which are both high grade areas of the mine site.  Phase 3 mining was accelerated during the second half of 2009.  The 2010 mine plan includes mining activity at Phase 3 and accelerated mining in the higher grade areas of Phase 4 (located in the Josefa East area).

Environment

Lagunas Norte’s operating facilities were designed to mitigate environmental impacts. The operation facilities are managed with procedures in place to manage hazardous substances potentially harmful to the environment.  In order to prevent and control spills and protect water quality, the site uses multiple levels of spill containment, infrastructure and procedures as well as field controls like daily inspections and water, air and emissions monitoring.  The site also has many programs to reuse and conserve water in all its processes.  In order to mitigate the impact generated by dust, the site uses several different dust suppression techniques. In 2009, all activities at Lagunas Norte were in material compliance and continue to be with respect to applicable corporate standards and environmental regulations.

In 2009, Lagunas Norte maintained the International Cyanide Code Management certification as well as the ISO 14001 certification.  The Peruvian Ministry of Energy and Mines approved the Closure Plan for the Lagunas Norte mine on August 19, 2009. At December 31, 2009, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in Note 22 to the Consolidated Financial Statements), for the property was $72 million.  See “Environment and Closure”.

Exploration, Drilling and Analysis

As of December 31, 2009, a total of 1,373 holes and 214,185 meters have been drilled at Lagunas Norte. Approximately 40,035 meters of reverse circulation and over 174,150 meters of diamond drill. The drill program at Lagunas Norte has been completed at an average of approximately 50 meter centers. Drill hole collars have been surveyed, and down-hole Sperry Sun surveys conducted on the holes, with data collected approximately every 50 meters and down hole Maxibor II surveys and Gyrosmart surveys conducted on the holes of the 2008 and 2009 drilling campaigns respectively, with data collected approximately every 3 meters.  Core is placed in metal trays at the drill site and transported to the core facility.  Geological logs of all core and rock chips are then compiled on handheld computers, using standardized rock codes and descriptive information developed by Barrick geologists.  Data recorded on the handheld computers are downloaded to the main server at the end of every shift, reviewed, field checked if necessary, and then incorporated into the main database.  Generally, sample lengths vary from 0.3 meters to 4.0 meters.  A total of 160,859 samples have been taken during these drill programs.  The average sample length is 1.22 meters.  During the exploration and definition stages of the drilling, all samples were prepared on-site and fire assayed at an independent laboratory in Lima, Peru.  The on-site laboratory performed all required analysis during the 2009 drilling campaign, employing industry standard quality assurance and quality control procedures. QAQC is reviewed by Barrick’s technical services department who have been responsible for the insertion of standards, duplicates and check assay controls which have been employed since early exploration at the Lagunas Norte mine site.

The 2009 exploration program had two objectives.  The first was to confirm higher gold grades in certain parts of the deposit while the second objective was to further investigate sulfide mineralization below current reserves.  Gathered geological information and metallurgical samples will provide the basis for further geological model development. Additional infill reverse circulation and diamond drilling will be completed during 2010 to further confirm mineralization continuity and increase geological information as part of ongoing definition. Other projects and opportunities in the Alto Chicama district, including Lagunas Sur and Tres Cruces, are also being evaluated.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties

Under the terms of the agreement with Centromin, Barrick paid Centromin an advance contractual royalty of $2 million, which was credited against Centromin’s retained net smelter royalty of 2.51% in 2005.  In December 2006, Centromin transferred all of its rights and obligations (including the foregoing royalty) with respect to the mine to Activos Mineros S.A.C, a State mining company (“Activos”). In 2009, US $27 million was paid to Activos under the terms of this royalty.

Financing

Minera Barrick Misquichilca S.A. (“MBM”), a wholly-owned subsidiary of Barrick, has established a number of capital lease programs with certain financial institutions to partially finance the construction of certain assets at Lagunas Norte.  At December 31, 2009, the aggregate amount outstanding under these capital lease programs was $53 million. The effective interest rate in 2009 for the aggregate capital leases was LIBOR plus 2.83%.

In November 2004, MBM filed an initial shelf prospectus relating to up to $150 million aggregate principal amount of bonds with CONASEV, the National Supervisory Commission of Companies and Securities in Peru.  As at December 31, 2009, MBM has issued $100 million aggregate principal amount of bonds. MBM used all the proceeds from the bond issuance for mine development and general corporate purposes.  The effective interest rate in 2009 for the first bond issuance of $50 million was LIBOR plus 1.72% and the effective interest rate in 2009 for the second bond issuance of $50 million was LIBOR plus 1.5%.

Production Information

The following table summarizes certain production and financial information for the Lagunas Norte mine for the periods indicated:

	Year ended	Year ended
	December 31, 2009	December 31, 2008
Tons mined (000’s)	30,395	27,245
Tons of ore processed (000’s)	25,313	25,203
Average grade processed (ounces per ton)	0.048	0.055
Ounces of gold produced (000’s)	1,007	1,175
Average total cash costs per ounce (1)	$138	$125

(1)  For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs Per Ounce”.

The following diagram sets out the design and layout of the Lagunas Norte mine.

Veladero Mine

General Information

The Veladero mine is an open pit mine using heap leaching. The Veladero mine includes the mining of gold and silver from two open pits: the Filo Federico pit and the Amable pit. An expansion of the Veladero Mine was submitted for environmental assessment in December 2009 consisting of an open pit called Argenta. The pit is located in the south east sector of the leach field in the mining operation. This new pit, which is part of the same ore body existing at the mining operation, will require for its processing a mobile crushing system and a new waste dump. The rest of the processing system will be carried out in the mine’s current facilities. No additional water will be required for this expansion.

Full construction of the Veladero mine commenced in the fourth quarter of 2003 and the first gold pour occurred in September 2005.  The Veladero property is located entirely in San Juan Province, Argentina, immediately to the south of Barrick’s Pascua-Lama project, approximately 370 kilometers by road northwest of the city of San Juan.  The mine site is located at elevations of between 4,000 and 4,850 meters above sea level.  The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment.  Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, has been incorporated into the mine’s operating plan.  Access to the property is via a combination of public highways and an upgraded private gravel road.

The Veladero mine is a combination of two properties: (i) the Veladero mining group, consisting of eight mining concessions owned by the Provincial Mining Exploration and Exploitation Institute (“IPEEM”) and operated by Minera Argentina Gold S.A. (“MAGSA”), a subsidiary of Barrick in Argentina, pursuant to the provisions of the provincial law which governs the functioning of IPEEM, and by virtue of the contract between IPEEM and Barrick, and (ii) the Ursulina Sur mining concession owned and controlled by MAGSA.  These two properties cover an area of approximately 12,350 hectares.  Barrick exercised its option to enter into an exploitation contract with IPEEM in July 2003, in accordance with the terms of the previous exploration contract. In December 2009 an Addendum to the Exploitation Agreement was signed with IPEEM (the “Addendum”) by which the mining properties located to the east of the Veladero mining operation were added to such mining operation. These properties are: a) Florencia 1; b) Gaby M; c) Río 2 and Río 3. The Argenta deposit is located within these properties. The properties are owned by MAGSA and, together with Ursulina Sur, will make up a mining group called Grupo Minero Filo Norte. With the execution of the Addendum, the Veladero mining properties cover an area of approximately 14,898 hectares.

The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.  Barrick has an undivided 90% interest in “Campo Las Taguas”, which encompasses the surface property affected by Veladero’s mining facilities.  With respect to the 10% interest of “Campos Las Taguas” owned by third parties, Barrick and IPEEM have obtained all necessary easements for access over surface property.  Certain other mine related facilities are located in Campo Colangui, which is also owned by Barrick. The Argenta pit is also located at the Campo Las Taguas.

The Veladero mine received environmental impact study (“EIS”) approval in November 2003 from the Mining Authority of the San Juan Province. This study has since been updated in each of 2005, 2007 and 2009. Additional permits needed for the mine’s current operation, such as water concessions and hazardous substances handling, have been obtained, and some are in the process of been renewed. Barrick expects to obtain such renewals in due course.

The Veladero mine has initiated permit applications relating to: (i) final authorizations for the mine’s expansion works such as the new crushing system, conveyor belt, among others, some of which have recently been concluded and are in the start-up process; (ii) the third update of the EIS which incorporates the new Argenta pit and its facilities as part of the mine; (iii) the sectoral permits to develop and operate this new pit.  While the exact timing for obtaining these permits is uncertain, it is expected that they will be obtained in 2010.

The principal mine commissioning activities were completed during the fourth quarter of 2005 and construction activities were completed in the first quarter of 2006. Due to the expansions of the mine, new construction activities were subsequently undertaken, some of which concluded in 2009.

Barrick implemented a comprehensive recruitment and training program for personnel required for the operation prioritizing the local labor market.  As at December 31, 2009, the mine had approximately 1124 employees.

Geology

The Veladero deposit is an oxidized, high sulfidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Disseminated precious metals mineralization forms a broad, 3-kilometer long tabular blanket localized between the 4,000 and 4,350 meter elevations.  The mineralized envelope encompassing greater than 0.4 grams per tonne gold is oriented along a 345°-trending regional structural corridor.  Higher grade zones within this envelope occupy northeast-striking faults and fracture zones.  Hydrothermal alteration is typical of high sulfidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes.  Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings.  Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event.  Copper and other base metals are insignificant, and sulphide mineralization is negligible.  Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation.

The Veladero deposit comprises three main orebodies: Amable in the south; Cuatro Esquinas in the center; and Filo Federico in the north.  Much of the Veladero deposit is covered by up to 170 meters of overburden.

A variety of volcanic explosion breccias and tuffs are the principal host rocks at the two northern orebodies, where alteration consists of intense silicification.  The Amable orebody is hosted within bedded pyroclastic breccias and tuffs, which are affected by silicification and advanced argillic alteration.

Mining and Processing

The Veladero mine is an open pit mine with a valley-fill heap leach operation and two-stage crushing process.  Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Construction of a four kilometer overland conveyor belt was fully commissioned in Q1 2010. This crusher expansion is expected to increase the crushing capacity at the Veladero mine to 85,000 metric tonnes per day. Veladero self generates electric power using a diesel power plant (with a 12 megawatt capacity), permanently-installed diesel-generator sets (adding a further 6.8 megawatt capacity) and a 2-megawatt wind-generation turbine.  Based on existing reserves and production capacity, the expected mine life is approximately 15 years.

Environment

In November 2005, Barrick submitted the first biannual update of the Veladero EIS to the San Juan mining authority.  The EIS update outlines the mine’s environmental management results for the 2003 to 2005 period, updates information related to the mine’s environmental management plan and the production plan and sets out the mine’s planned increase in processing capacity. This first biannual update was approved in April 2007.

In November 2007, Barrick submitted a second biannual update of the Veladero EIS to the San Juan mining authority. This document outlines the mine’s environmental management results for the 2005 to 2007 period and was approved in March 2009.

In December 2009, the third biannual update of Veladero EIS was submitted to the San Juan mining authorities. This third EIS update outlines the environmental management results for the 2007 to 2009 period, and sets out the mine planned new pit (Argenta). This document is currently under revision by the mining authority.

Veladero’s operating facilities have been designed to minimize and mitigate environmental impacts.  The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment.  In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.  The mine also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques.  In 2009, all activities at Veladero continued to be in compliance in all material respects with applicable corporate standards and environmental regulations.

In August 2007, Barrick obtained the ISO 14001 certification for the entire Veladero operation, and in November 2007, the Veladero operation obtained the International Cyanide Management Code certification.

At December 31, 2009, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143, for the property was $38.1 million (as described in Note 22 to the Consolidated Financial Statements).  See “Environment and Closure”.

Exploration, Drilling and Analysis

During 2009, 12 reverse circulation drill holes were performed reaching a total of 3,889 meters in Federico area in order to increase reserves and resources, and provide upgraded information for the block model. In addition 2 diamond drill holes were performed for geotechnical study. The objective was to gather further information of rock quality to analyze possible changes in pit wall angles.

The 2009 exploration plan included an infill drilling programme in Argenta to further define the orebody. In 2009, 28 reverse circulation drill holes totalling 6,135 metres were completed. The outcome mesh resulted in 50m x 50m drill hole spacing. A new block model estimation is expected to be released in April 2010.   A total of 9 diamond drill holes were completed during 2009 in Argenta. The purpose of the programme was to categorize the rock mass and determine the pit slope design. A pre-feasibility study for the geotechnical design of the Argenta pit was completed in February 2010 and further review will be conducted in 2010 to bring the design to a feasibility study level.

At December 31, 2009, the Veladero database (including Argenta) comprises 271,296 meters of reverse circulation drill holes and 46,281 meters of diamond core drill holes totaling 3,975 meters of channel samples from declines.  Drill spacing within mineralized zones varies from 30 meters to 100 meters, and averages approximately 35 meters in the main pit.

Sampling has been done with reverse circulation and core drill holes. Reverse circulation samples were collected on 1 meter intervals.

Rock chip samples are delivered by mine personnel to the ALS Chemex sample preparation facility at the mine, where the lab assumes sample custody.  Veladero’s standard assay protocol for rock chips involves initial assaying for gold by fire assay fusion of a 50 gram pulp and analysis by atomic absorption. Analytical results are received from the lab in an electronic format and are entered into the database without external manipulation.

Veladero’s quality assurance and quality control program utilizes field blanks to monitor contamination, pulp standards to monitor accuracy, and field duplicates, preparation duplicates and pulp duplicates to monitor precision.  Quality control samples are included with sample submittals from reverse circulation chips, drill core, and chip or channel sampling.  A detailed quality control report is prepared at least annually, or after each major sampling program is completed.  External quality assurance and quality control reviews have been conducted periodically. All of these reviews concluded that Veladero’s quality assurance and quality control procedures meet or exceed industry standards.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties

Pursuant to legislation passed by the government of the Province of San Juan, all gold and silver, among other metals, extracted from the property within the Province of San Juan are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “Boca Mina” (approximating a 3% net smelter return royalty). Under the terms of the exploitation contract between Barrick and IPEEM, a 0.75% “Boca Mina” royalty on the metals produced from the Veladero property is also payable to IPEEM.  This agreement also provides for the payment of a 0.75% “Boca Mina” royalty on the metals produced from Mina Ursulina Sur, an incremental section of the Veladero property, on which the Filo Norte deposit is situated. Under the terms of the Addendum to the agreement with IPEEM signed in December 2009, the metals produced from the Argenta deposit will also pay the same 0.75% royalty.

Production Information

The following table summarizes certain production and financial information for the Veladero mine for the periods indicated:

	Year ended	Year ended
	December 31, 2009	December 31, 2008
Tons mined (000’s)	99,793	93,544
Tons of ore processed (000’s)	31,127	23,408
Average grade processed (ounces per ton)	0.034	0.025
Ounces of gold produced (000’s)	611	536
Average total cash costs per ounce (1)	$438	$496

(1)  For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs Per Ounce”.

Financing

During 2004, MAGSA secured a variable rate, limited recourse $250 million loan facility for Veladero, which was fully drawn down by the end of 2007. Barrick has guaranteed the loan until the mine has achieved specified operational and technical requirements, after which it will become non-recourse.  This facility is insured for political risks by branches of the Canadian government and German government. Substantially all the assets of MAGSA, including the Veladero property and related assets, have been pledged as security under the loan. The effective interest cost for 2009 was approximately 8.2%.  Pursuant to the terms of the Veladero financing, certain operational and technical requirements were to be achieved prior to December 31, 2009.  An extension was granted until March 31, 2010 to amend the relevant documents, with an expectation that the deadline for these these necessary operational and technical requirements will be postponed until December 31, 2010.  If the amendments are not obtained, Barrick may be required to repay the debt prior to its scheduled obligations.  As at December 31, 2009, the outstanding debt is about $62 million.

The following diagram sets out the current mine facilities and planned expansion:

Zaldívar Mine

General Information

Zaldívar is an open pit heap leach copper mine located in northern Chile.  The mine is located in the Andean Precordillera in Region II of northern Chile, approximately 1,400 kilometers north of Santiago and 175 kilometers southeast of the port city of Antofagasta.  The site is accessible by highway from the port of Antofagasta.  The Antofagasta-Salta railway also services the site.  Zaldívar employed approximately 790 employees and approximately 985 contractors at December 31, 2009.

The climate is characterized by very low relative humidity and practically no precipitation and has little impact on the mine’s operations.  The surface topography lies at an average elevation of 3,300 meters above mean sea level.  There is little or no vegetation.  The property is within a 1,240-hectare claim area covered by 247 exploitation concessions.  Exploitation concessions are registered in the Conservador de Minas (Mining Property Registrar) and Sernageomin (National Service of Geology and Mines).  The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.  Environmental permits are issued and registered with the Conama (National Environmental Commission).

In 1979, the initial declaration or statement of discovery (manifestacion minera) was presented to the First Civil Court of Antofagasta by Mr. Pedro Buttazzoni Alvarez.  In 1981, Mr. Buttazzoni, through his company Sociedad Contractual Minera Varillas (“SCMV”), formed the company Sociedad Legal Minera Zaldívar 262 de Zaldívar. Shareholders in this new company were: SCMV, 88.33%, and Minera Utah de Chile Inc. and Getty Mining (Chile) Inc. jointly holding the other 11.67%.  In 1989, as a result of various transactions during the previous eight years, SCMV held 51% and Minera Escondida Limitada owned the other 49%. In March 1989, the mining rights were sold to Sociedad Minera La Cascada Limitada (“SMCL-Pudahuel”).  In that same year, a sales contract was executed between SMCL-Pudahuel and Outokumpu Resources (Services) Limited (“Outokumpu”). The mining claims were then transferred to Minera Outokumpu Chile Limitada in November 1989.  Outokumpu announced the formation of a 50/50 joint venture with Placer Dome in December 1992, at which time a joint venture company, Compañía Minera Zaldívar (“CMZ”), was formed.  Commercial production began in November 1995, after completion of construction at a cost of $574 million.  Placer Dome acquired the remaining 50% interest in CMZ from Outokumpu effective December 13, 1999 at a cost of $251 million.  Barrick acquired Zaldívar in connection with its acquisition of Placer Dome in March 2006. Based on existing reserves and production capacity, the expected mine life is approximately 15 years.

Geology

The Zaldívar porphyry copper deposit is situated on the western margin of the Atacama Plateau in northern Chile. The deposit is part of a large Tertiary porphyry copper system which includes the Escondida porphyry copper deposit. This porphyry complex occurs within the large West Fissure structural system which controls most of the large porphyry copper deposits in Chile.  The Zaldívar porphyry system is at the intersection of the West Fissure and a series of Northwest and Northeast striking faults. The deposit is generally centered on a Northeast striking granodiorite porphyry body that intrudes andesites and rhyolites, and cuts across the north-south striking Portezuelo fault.  Although the geology and the Zaldívar mineral deposit are generally continuous from east to west, the orebody was arbitrarily divided into two zones: the Main zone (area east of 93,000E) and the Pinta Verde zone (area west of 93000E).

The Zaldívar orebody contains both sulphide and oxide copper mineralization. The majority of the copper occurs in a blanket of oxide and secondary sulphide ore which overlays deeper primary sulphide mineralization of lower grade.  The economically important mineralization types are secondary sulphide (chalcocite), oxide (brochantite and chrysocolla) and a mixed mineralization type of combined sulphide and oxide copper minerals. Primary sulphide mineralization consists of pyrite, chalcopyrite, bornite and molybdenite.

In the Main zone orebody, to the east of the Portezuelo fault, rhyolite is the host rock and secondary sulphide mineralization is dominant (85% to 90%) with the balance of the copper present as oxide minerals. West of the fault, andesite and granodiorite are the host rocks and the copper is present as a mixture of both oxide and secondary sulphide minerals.

Mining and Processing

The open pit contemplates mining the remaining mineral reserves in six stages, referred to as Stage 6 through to Stage 11.  During 2009, ore production came from Stage 8 of the Main zone.  Conventional methods of open pit mining are used.  During 2009, Zaldívar focused on improving operational efficiencies and reliability of key process crushing productivity. Pure cathode copper is produced by three stages of crushing and stacking of ore, followed by heap leaching and bacterial activity to remove the copper from the ore into solution.  Run of mine dump leach material is placed on the old sulphide ore pad, and is also leached.  A solvent extraction and electrowinning process then removes the copper from solution and produces the cathode copper.  The electrowinning plant has been modified to produce 331 million pounds (150,000 tonnes) of cathode copper per year, 20% over the original design capacity.  A flotation plant is also used to recover copper, in the form of copper concentrate, contained in the fine fraction of the crushed ore.

Copper recoveries and leaching kinetics have improved for treated ores by more than 20% in the last 8 years and leach cycle times are currently approximately 365 days. Notwithstanding these improvements, declining head grades mean that more material must be placed on the leach pads and more capital investment is required to sustain current copper production rates. Zaldívar will concentrate on improving leaching kinetics and accelerating the oxidation of sulphide ores to minimize future capital requirements and maximize cathode production.

Process water is being supplied from ground water at Negrillar, 120 kilometers east of Zaldívar. Water is drawn from six production wells and pumped along the 120-kilometer route to a fresh water pond located near the tertiary crushing facility at the plant site. Zaldívar receives power from the SING, the regional electricity grid system, and purchases electricity from one of the electrical utilities operating on the SING system. A 230 kilometer transmission line was constructed in conjunction with Minera Escondida Limitada between the Zaldívar and Escondida plant sites and the SING system substation at El Crucero.

On December 14, 2004, the Chilean government presented a new mining sector specific tax project to the Chamber of Deputies proposing a 5% tax on operating profits derived from the sale of mineral products. The proposed 5% tax became law during 2005.  Companies protected from income tax increases under Chile’s DL 600 foreign investment law, which was the case for CMZ, which holds the Zaldívar mine, had the option to either wait for their DL 600 contract to expire, after which their investment would be subject to the new tax, or renounce their status under the existing DL 600 regime, before November 30, 2005, and face a reduced 4% tax in return for a 12 year mining tax invariability clause.  Pursuant to the provisions of this new tax, the 4% tax is effectively reduced to 2% for 2006 and 2007.  The new tax honors all existing contracts between mining companies and the state, which are protected under Chile’s DL 600 foreign investment law, and would not be applied to such companies while their current tax contracts remain in force.

In November 2005, CMZ opted out of its existing DL 600 regime and entered into the new DL 600 regime, the terms of which include the 4% tax and a 12 year tax invariability clause.

Environment

Zaldívar operates in an environmentally responsible manner to mitigate environmental impacts. Zaldívar’s heap leaching process, for example, operates entirely as a closed circuit with no discharge to the environment. There are programs that continuously monitor the process and surrounding areas, including leak detection wells, to detect any potential circuit failures.

On February 8, 2010, Zaldívar obtained approval from the Regional Environmental Commission of a modification to its environmental permit to reflect current production and processing rates and several operational changes.  Zaldívar expects to obtain associated sectoral permits in due course.

Zaldívar’s ISO 14001 certification was renewed in September 2006 for a three-year term and during 2009 Zaldívar’s EMS Recertification Audit was conducted successfully based on ISO 14001:2004, resulting in the request to grant the Environmental Management Certificate to Zaldívar for an additional 3 years.  At December 31, 2009, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in Note 22 to the Consolidated Financial Statements), for the property was $43.6 million.  See “Environment and Closure”.

Exploration, Drilling and Analysis

The Zaldívar orebody has been extensively drilled.  Reverse circulation drilling has been done in order to develop a geological model. For exploration holes, whole core samples are taken at every 2 meter down-the-hole interval.  All holes are logged for lithology, alteration, mineralization and structure.  In 2009, 37 reverse circulation holes were drilled for 11,000 meters.  The plan for 2010 is 86 reverse circulation holes for 25,222 metres. Sampling and analysis of diamond and reverse circulation drill holes and blast holes comply with industry standards.  Blank sample protocols are used in the normal row of samples sent to the Zaldívar laboratory.  Controls exist on biases and the product is checked with the security sampling curves.  As well, external laboratories have been used to verify results.  Databases generated with these results are thoroughly reviewed and cross checked before being used in the mineral resource/mineral reserve estimation processes. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Special field controllers ensure that the samples collected for modeling and mineral resource estimation have been delivered under secure conditions to the laboratory.

Royalties

The Zaldívar mine is not subject to any royalties.

Production Information

The following table summarizes certain production and financial information for the Zaldívar mine for the periods indicated:

	Year ended December 31, 2009	Year ended December 31, 2008
Tons mined (000’s)	76,305	75,499
Tons of ore processed (000’s)	47,342	42,481
Average grade processed (% of TCu)	0.55	0.57
Pounds of copper produced (000,000’s)	302	295
Average total cash costs per pound (1)	$1.17	$1.08

(1)  For an explanation of total cash costs per pound, refer to “Non-GAAP Financial Measures - Total Cash Costs and Net Cash Costs Per Ounce”.

Porgera Mine

General Information

Barrick (Niugini) Limited is the Manager of and holds a 95% Participating Interest in the Porgera Joint Venture (“PJV”), which owns and operates the Porgera Gold Mine at Porgera in the Enga Province of Papua New Guinea.

The Porgera mine is located in Enga Province in the highlands of Papua New Guinea (“PNG”), about 130 kilometres west of the established town of Mount Hagen, 600 kilometres northwest of Port Moresby, and about 680 kilometres by road from the coastal port of Lae from which all materials are shipped.  The road is partly paved and passes through unstable mountainous terrain with many major river crossings.  Personnel are transported by bus, fixed wing aircraft and helicopter.  The workforce at Porgera comprises approximately 2,600 employees.  In addition, there are approximately 500 contractors. Of the total employee workforce, 94% are PNG citizens (64% local employees and 30% from other parts of PNG).

The mine is located at an altitude of 2,200 to 2,700 meters.  Temperatures range from 10 to 25 degrees Celsius and rainfall averages 3,650 millimetres per year.  The vegetation is largely rainforest with interspersed food produce gardens below 2,400 meters elevation.

Alluvial gold was first reported at Porgera in 1938.  In 1975, Placer Dome became the operator and owner of a 2/3 interest in an exploration venture with Mount Isa Mines Limited (now MIM Holdings Ltd.). In 1979, a joint venture agreement was signed whereby Placer Dome, MIM Holdings Ltd. and New Guinea Goldfields Ltd. (“Goldfields”, an eventual subsidiary of AurionGold) each held a one third interest in the PJV and the Independent State of Papua New Guinea (the “State”) had the right to acquire, at cost, up to a 10% interest in the PJV if Porgera was developed.

In 1989, a Special Mining Lease was approved, a mining development contract between the State and the PJV was executed, construction commenced and the State acquired a 10% interest, diluting each of the other joint venture participants down to 30%. Commercial production commenced in 1990.  Also in 1989, MIM Holdings Ltd. sold its 30% interest to Highlands Gold Properties Ltd. (“Highlands Gold Properties”). In 1996, with effect from 1993, Placer (PNG) Limited, Goldfields and Highlands Gold Properties each sold a further 5% to the State.  In 1997, Placer’s Participating Interest in the PJV was increased from 25% to 50% following its completion of the acquisition of Highlands Gold Properties. In 2002, Placer increased its interest in the PJV to 75% through the acquisition of AurionGold (the beneficial owner of the Goldfields interest).  In 2002, DRDGOLD Limited acquired a 20% interest from Oil Search Limited (originally the interest held by the State).  In 2005, Emperor Mines Ltd. (“Emperor”) acquired DRDGOLD Limited’s 20% interest.  Barrick acquired Placer Dome in 2006.  In 2007, Barrick acquired Emperor’s 20% share, increasing its ownership to 95%.  The remaining 5% joint venture interest is held by Mineral Resources Enga Limited (“MRE”) and divided between Enga Provincial government (2.5%) and landowners (2.5%).

The PJV has approval to mine the Porgera deposit within the agreed development plan under the terms of the Porgera Mining Development Contract (the “MDC”) between the State and the Participating Interest Holders in the PJV. The Special Mining Lease (the “SML”), which expires in 2019 and is renewable, encompasses approximately 2,347 hectares including the mine area and the areas in which some of the project infrastructure is located.  There is no expiration date for the MDC, but it is tied to the continuation of the SML.  Leases for Mining Purposes (“LMP”) have also been awarded by the State for land use associated with the mining operation such as waste dumps, campsites and water supplies.  The PJV Participants also hold a Mining Lease for the operation of a limestone quarry for the supply of lime to the process plant. Permits are held for water use, including run-off from unconsolidated surfaces, such as the open pit, the underground mine and the waste dumps.  Barrick Niugini Limited, the current manager of the PJV, also maintains two Exploration Leases (“EL”) which border on to the SML (EL 454 and EL 858 and some key LMPs). The ELs are the subject of ongoing exploration expenditure. The PJV Participants hold mining easements for utilities such as power transmission lines and water supply pipelines.  The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.

Open pit mining is currently in Stages 5, 5B and 5C of a 5-stage open pit mining plan. Stage 4 was completed in 2006, after which Stage 5 and stockpile ore became the principal ore sources. During 2004, failure and erosion of soft mudstone material onto the Stage 5 working bench hampered both development and ore production.  Remediation mining and buttressing stabilized this failure by way of the West Wall project which was completed during 2008. The South West Dyke failure mobilised in 2009 and remediation and mitigation processes are currently in place. Open pit operations are expected to cease in 2017. Underground mining was recommenced in 2002, and is expected to cease in 2018. The mill will continue to process accumulated lower grade ore stockpiles through to 2023.

Due to a number of economic and social issues, the Porgera mine has a greater level of political and economic risk compared to many of Barrick’s other operations.  Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism have occasionally caused disruptions to operations at Porgera.

Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera mine.  The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities.  The presence of the illegal miners, given the nature of the mine’s operations, creates a safety issue for both the illegal miners and Porgera employees and can cause disruptions to mine operations.  The Porgera mine has, on occasion, experienced delays in the granting of operating permits and licenses necessary to conduct lawful operations.  Although the Porgera mine has never experienced an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions are not granted, there is a risk that the Porgera mine may not be able to operate for a period of time.  All material permits to conduct the operation of the Porgera mine have been obtained and are in good standing.

Geology

The Porgera gold deposit is spatially associated with a Pliocene (5.9 to 6.1 Ma) mafic alkalic intrusive complex (Porgera Intrusive Complex; PIC) intruded within a Late Carboniferous deep water mudstone sequence. The intrusions consist of small hornblende porphyritic gabbro plugs and, more mafic augite porphyritic gabbro, dominantly oriented north-east, steeply south-east dipping and north-west, steeply north-east dipping. The hornblende porphyritic gabbro intrusions present extensive phyllic alteration haloes within the host sediments. In contrast, the augite-porphyritic gabbro tends to present much less extensive phyllic alteration haloes.

The PIC cuts through several south dipping thrust faults and associated folds that are part of the New Guinea fold and thrust belt deformation event. A crustal scale, arc oblique, north-east trending transfer fault is the key regional scale control on the emplacement of the PIC. At the mine scale the transfer structure is expressed as north-east trending strike slip faults, which have a clear control on the distribution of individual intrusions.

Stage 1 of the mineralisation paragenesis is characterised by pyrite-sphalerite-carbonate veins, dominantly north east trending and concentrated directly above and in the top part of the intrusions. Stage 1 veins are generally low grade and account for a minor part of the Porgera gold endowment.  These veins have mineralogical and geochemical affinity with the D-veins typically documented in porphyry systems. They also have similar spatial distribution and have associated phyllic alteration selvedges. The presence of carbonate in the vein selvedge and the veins themselves is the distinctive feature of alkalic systems. Late normal faults host stage 2, high grade low sulphidation alkalic epithermal mineralisation, characterised by millimetre to centimetre scale quartz veins, typically vuggy, with dark green roscoelite selvedges and associated pyrite-carbonate and gold. The alkalic epithermal vein system is telescoped on the intrusion-related sulphide-rich veins and continuous for at least 1km depth.

The alkalic epithermal veins are hosted in a network of mineralized structures, which approximate the geometry of an extensional fault-fracture mesh, combining conjugate sets of moderately-dipping (S and N) normal faults, along which individual fault-segments are separated by steeply-dipping extensional segments. The main fault, hosting gold mineralisation, is a south dipping west south-west trending listric normal fault (Roamane fault). The bulk of the gold mineralisation is concentrated in the upper steep part of the fault, and in associated fault splays. Another mineralised listric normal fault situated in the footwall of the Roamane fault and slightly discordant in strike, also hosts significant gold mineralisation over a 1.5km strike. In addition, several other subsidiary faults oriented East-west and north-east moderately to steeply dipping also host significant mineralisation. Economic grade gold mineralisation is concentrated where these normal faults cut through competent host rocks consisting of intrusions and intensely phyllic altered sediments. High grade ore shoots are concentrated at the intersections of major faults with splays and in fault flexures.

The PIC is bordered to the south by an east-west to north-west trending north dipping fault with 1-2km of normal dip slip motion, the Western Boundary Fault. This fault is interpreted, based on stratigraphic relationships, as an early basinal fault. This fault may have deviated the north-east transfer structure and caused the extension that locates the PIC. The PIC and the Porgera deposit are located in the hangingwall of this fault, and spatially associated with a north-west jog of this dominantly east-west fault. The intersection of the crustal scale north-east trending transfer structure with a pre-existing west-northwest basinal structure forms the camp-scale control on the location of the PIC. At the mine scale, late normal motion on the Western boundary fault may explain the dominance of conjugate south dipping normal faults in the hanging wall of this structure. This also supports a magmatic source and fluid conduit at depth slightly north and in the footwall of the main mineralised structures rather than directly below.

Based on existing reserves, stockpiles and production capacity, the expected mine life of the Porgera mine is 13 years.

Mining and Processing

The Porgera deposit is currently being extracted using open pit and underground mining methods.  In 2009, mill feed, on a tonnage basis, was sourced 87% from open pit and run of mine stockpiled ore, and 13% from underground.  Underground ore accounted for 30% of the contained gold in mill feed.

Open pit mining is currently directed at pit stages 5, 5B and 5C by way of a typical hard rock operation utilizing 10 meter benches. Utilizing conventional mining equipment, the open pit operations has a nominal mining production capacity of approximately 40 million tonnes per annum.

Mill feed material from the open pit will be direct feed to crusher (at an elevated cut off grade) when possible. Long term stockpile material will be used to supplement crusher feed as required. Low grade material mined from the open pit will be stockpiled until end of mine life, when it will be processed.

The underground mine is comprised of three zones that are accessed using a general-purpose decline from surface. The mine is a highly mechanized bulk mining operation. The North Zone dips at 55 to 70 degrees and is mined using predominantly a down hole bench retreat method, with sublevels reduced to 25 metre intervals due to the dip of the ore body. Some isolated areas of the ore body that are wide will be mined using a transverse mining method. Up hole retreat mining will be used to recover crown pillars. Eastern Deeps will be mined using a down hole bench retreat mining method at 30 meter level intervals. Production rates in the Eastern Deeps have been limited to date owing to ventilation constraints, geotechnical challenges and difficult mining due to complex geology and structure.  East Zone mining will be dependent on paste fill due to the dip of the ore body, at 45 to 50 degrees, and ground support concerns.

Currently open stopes are filled with unconsolidated development waste, and cemented aggregate in strategic locations to create crown pillars.

Development of a Twin Decline continues to provide both long term access to the underground operation and provide replacement ventilation airways.  These declines are designed at increased dimensions to the existing drives to accommodate larger trucks.

The mill has undergone several stages of improvement and expansion.  A concentrator and leach/carbon-in-pulp (“CIP”) circuit commenced operation in 1990, producing gravity concentrate and sulphur flotation concentrate for leaching to recover gold and silver.  A pressure oxidation circuit was added to allow the processing of the sulphide flotation concentrate and previously stockpiled concentrate.  In 2009, the leach circuit was converted to carbon-in-leach (“CIL”).  Gold liberated by pressure oxidation is recovered through a CIL and a CIP cyanide leach circuit, followed by site refining into doré.  In 1996, a second semi-autogenous mill and large ball mill was added, increasing nominal mill throughput from 10,000 tonnes per day to 17,700 tonnes per day.

The main water supply for the mine is the Waile Creek Dam, located approximately 7 kilometers from the mine. Water for the grinding circuit is also extracted from Kogai Creek, which is located adjacent to the grinding circuit. The mine operates four water treatment plants for potable water and five sewage treatment plants.

Porgera’s principal source of power is supplied by a 73-kilometre transmission line from the gas fired and PJV-owned Hides Power Station. The station has a total output of 62 megawatts. A back up diesel power station is located at the mine and has an output of 13 megawatts. The average power requirement of the mine is about 60 megawatts.

Environment

The PJV runs an extensive environmental monitoring program to ensure compliance with the requirements of its permit.  All requisite licenses and permits are kept in good standing.  The PJV has an ‘Environmental Discharge and Abstraction Permit’ valid until 31 December 2053.  The PJV was certified as being fully compliant with the International Cyanide Management Code in November 2009.

The Porgera mine is located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides. Competent waste rock is stored in two stable waste dumps, to the south (Kogai stable dump) and east (Anawe North stable dump) of the open pit. In addition, there are two erodible dumps containing soft, incompetent waste rock, Anjolek and Anawe.

A tailings impoundment was considered to be very difficult in the Porgera environment and the risk of an engineering failure was assessed to be very high. Therefore, the PNG Government approved riverine disposal as an appropriate method for treated tailing and incompetent waste rock under the circumstances that exist at the particular site.  Since acquiring the Porgera mine with the acquisition of Placer Dome, Barrick has completed a study to examine the feasibility of building a large tailings storage facility and other alternatives to mitigate environmental impacts.  The study identified significant risk factors in ensuring a stable foundation for a large tailings storage facility.  As a result, the Porgera mine will continue to use riverine tailings disposal while implementing a number of continuous improvements, including (i) construction of a new paste backfill plant during 2010, which, once operational, will enable 10 percent of the tailings that would have been released to be blended with cement and stored permanently underground; and (ii) an anticipated increase in ore production from the underground mine, which would permit storage of a greater amount of tailings underground in the mine as backfill.

PJV implemented an extensive riverine monitoring program in 1984 and this has continued to the present.

At December 31, 2009, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in Note 22 to the Consolidated Financial Statements), for the property was $43.4 million. See “Environment and Closure”.

Exploration, Drilling and Analysis

Exploration work in 2009 concentrated on increasing underground inferred resources at Lower East Zone and Lower North Zones, in addition to testing a number of exploration targets in the mine environment. This led to further exploration drilling at the Project X and AHD targets.

The 2010 to 2011 exploration programs have been designed based on a review of current in mine exploration targets by ranking them based on their accessibility from existing infrastructure and their respective economic benefits. An assessment of the exploration targets has been completed and preliminary financial evaluations undertaken. A primary objective was to schedule future exploration and development activities on known and emerging targets so that gold production is optimised with respect to the life of mine production schedule.

The drill programs were designed based on previous exploration success at Lower North and East Zones, Project X and AHD.  Diamond drilling will be concentrated on advanced exploration targets, AHD, Project X and East Zone upper. Other exploration drilling programs will be conducted on the following targets: Tawisakale, Eastern Deeps, Link zone, Central zone South and East and P zone.  Objectives at the other targets are to define inferred resources, establish grade and potential extensions or to obtain a discovery intersection.

In addition to the above, Barrick intends to continue the Porgera Deeps program exploring for the presence of high grade gold mineralization well below the current underground mine development. Targeting will be focused at the intersection of proven gold bearing structures within favourable host rocks. The first such target to be tested will be the intersection of the Romane Fault Zone and the Tawisikali — Project X structure.

The drill hole database for Porgera consists of some 7,600 drill holes and 1,270,000 meters of drilling that includes underground and surface diamond drill core.  Face sampling and reverse circulation percussion drill samples are also included in the database.

Drill core sample security was maintained throughout the year with geological supervision of transport of the core from the drill site, through to the logging facility and to the on-site NATA (National Association of Testing Authorities) accredited assay laboratory.

Open pit delineation and exploration drilling is, on average, on a 30 by 50 meter pattern spacing. Classification of open pit resources is based on kriging variance. Underground reserves are classified as measured only when bracketed by silled out openings.  Indicated resources require a minimum of 30 by 30 meter drill spacing, which is generally tightened to 15 by 15 meter prior to committing major development.

Whole core samples are taken over two meter down-the-hole intervals for the entire drill hole except in the North Zone and East Zone where the sampling interval was decreased to 1 meter intervals to increase the sample density and geology detail for underground mineral resource evaluation. Half core is kept for one or two holes per section and all pulps are kept. All holes are logged for lithology, alteration, fractures, mineralization and structure.

Drilling, sampling, analysis, data stewardship, orebody modeling, and mine planning are carried out in accordance with industry standards. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.  The sampling and analytical methods are believed to be appropriate for the style and type of mineralization.  Databases used to generate the geological models and mineral resource estimates have been verified by mine geological staff.

Royalties

Production by the Porgera mine is subject to a 2% net smelter royalty payable to the National Government Department of Mining, which is then distributed to the Enga Provincial government, the Porgera District Authority and local landowners.

Production Information

The following table summarizes certain production and financial information for the Porgera mine (Barrick’s proportional share) for the periods indicated:

	Year ended December 31, 2009	Year ended December 31, 2008
Tonnes mined (000’s)	38,052	45,534
Tonnes of ore processed (000’s)	5,682	6,334
Average grade processed (ounces per tonne)	0.110	0.116
Ounces of gold produced (000’s)	551	627
Average total cash costs per ounce (1)	$515	$417

(1)   For an explanation of total cash costs per pound, refer to “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs Per Ounce”.

EXPLORATION, DEVELOPMENT AND BUSINESS DEVELOPMENT

Barrick has historically grown its reserve base through a combination of acquisitions and an exploration strategy that includes a district development program, which focuses on exploration in and around its operating properties, as well as an early-stage exploration program.  The Company’s strategy is to maintain a geographic mix of projects at different stages in the exploration and development sequence.  In 2009, Barrick spent $229 million on its exploration, development and business development activities (2008 — $458 million). Of the $144 million spent on exploration in 2009, approximately $62 million was spent in North America, approximately $23 million was spent in South America, approximately $42 million was spent in the Australia Pacific region, and approximately $8 million was spent in Africa.  Development expenditures in 2009, consisting of mine development and non-capitalizable project costs, totaled approximately $62 million (2008: $201 million). Business development costs in 2009 totaled approximately $23 million (2008: $41 million).

Barrick’s exploration growth strategy is a balanced, three-fold approach which focuses on: finding new discoveries; adding reserves and resources at Barrick’s existing mines; and identifying and delivering exploration upside following acquisitions. Exploration is directed from Barrick’s head office in Toronto and is conducted through its RBUs and exploration offices around the world.  Barrick’s success can be largely attributed to the fact that Barrick has extensive land positions on many of the world’s most prospective trends and a disciplined approach to exploration. The Company has maintained a commitment to exploration by providing consistent funding through the years. In addition, Barrick’s exploration team is integrated and aligned with the corporate development team to identify early stage opportunities, acquire them, and then find the reserves and resources.

Barrick’s strategy for 2010 will focus on reserve growth and the replacement of production through a combination of exploration, corporate development and project development. In 2010, Barrick expects to spend approximately $170 to $180 million on exploration. The budget supports a deep pipeline of projects and is weighted towards near-term resource additions and conversion at Barrick’s existing mines, while still providing support for earlier stage exploration in Barrick’s operating districts.  Nevada remains a key priority in 2010 with 38% of the total budget allocated to the region. In 2010, Barrick expects to expense project costs of approximately $210 to $230 million for its share of expenditures.  In 2010, Barrick’s expected project expenses are primarily attributable to its commitment to complete the feasibility study for its Reko Diq project and to further optimize completed feasibility studies for its Cerro Casale, Donlin Creek and Kabanga projects.  As a result of the continued development of its more advanced projects, in particular, Pueblo Viejo and Pascua-Lama, partly offset by the completion of the Buzwagi and Cortez Hills projects, Barrick expects 2010 capital expenditures to increase from 2009 ($1.5 billion).  For 2010, Barrick expects to spend approximately $1.6 to $1.8 billion on capital expenditures for its projects.  Certain of Barrick’s current projects, which are at various stages of development, are described below.

Upon the federal Bureau of Land Management issuing a Record of Decision in November 2008, Barrick began construction at its Cortez Hills project, which is part of the Cortez Property (see “Material Properties — Cortez Property”).  Construction was essentially completed in 2009 and the project is in the final stages of commissioning.  Subject to Cortez Hills operating in accordance with the terms of a limited preliminary injunction of activities set out in Barrick’s motion (see below and “Legal Matters — Legal Proceedings”), the expanded Cortez operation (existing operations plus the Cortez Hills expansion project) is expected to produce approximately 1.08-1.12 million ounces at total cash costs of approximately $295 to $315 per ounce in 2010.  The Cortez property continues to demonstrate significant exploration potential.  As a follow up to the successful 2009 work program, Barrick plans to spend approximately $18 million on exploration at the Cortez property.

Barrick is the 60% owner and operator of the Pueblo Viejo project and Goldcorp owns a 40% interest.  The project entity is a branch office of Pueblo Viejo Dominicana Corporation (“PVDC”), a company incorporated in Barbados.  The Pueblo Viejo project, which is being developed as an open pit gold mine, is located in the Dominican Republic, 15 kilometers southwest of the provincial capital of Cotui and approximately 100 kilometers northwest of the national capital, Santo Domingo.

The process which has been selected for recovery of gold and silver from the ore at Pueblo Viejo is a commercially-proven method involving pressure oxidation of whole ore followed by cyanidation of gold and silver in a carbon-in-leach circuit. Copper will be recovered through a conventional precipitation circuit.  This method of processing implies a nominal peak power demand for the Pueblo Viejo project of approximately 175 MW at an ore processing rate of 24,000 tonnes per day.  This power is expected to be supplied by PVDC-owned electrical power generation facilities outside of the Dominican Republic’s national power grid. PVDC will acquire heavy fuel oil diesel-electric generating facilities with a total net output of approximately 205 MW to meet the project power requirements. These generating units are comprised of the existing land-based units at the Monte Rio Power Plant, which is located near Puerto Viejo on the south coast of the Dominican Republic, and additional barge-mounted units that are expected to be relocated adjacent to the Monte Rio facility. It is expected that a new 120km transmission line will be built to connect the mine to the electrical generating source in Puerto Viejo.

Construction at the Pueblo Viejo project is advancing on schedule with initial production anticipated in the fourth quarter of 2011.  The majority of site preparation earthworks has been completed, about 44,000 cubic meters of concrete has been poured and 1,500 tons of steel has been erected.  As a result of a plan to accelerate the previously phased expansion of the processing plant from 18,000 to 24,000 tonnes per day and other updates to the mine plan, Barrick’s 60% share of annual gold production in its first full five years of operation is now expected to increase to an average of 625,000 - 675,000 ounces, up from 600,000 - 650,000 ounces, at lower total cash costs of $250 - $275 per ounce compared to $275 - $300 per ounce (based on gold and oil price assumptions of $950 per ounce and $75 per barrel, respectively).  As a result of the plan to accelerate the expansion in processing capacity, the previously disclosed expansion capital of $0.3 billion will be brought forward such that pre-production capital is expected to be about $3.0 billion (100% basis).  Barrick expects to fund a portion of Pueblo Viejo’s pre-production capital requirements through non-recourse project financing and is in active discussions with a group of export credit agencies and commercial banks to put in place $1 billion of project financing, including Goldcorp’s share, which covers a portion of the total capital cost of the project.  Barrick has continued to grow the reserves at Pueblo Viejo.  Since acquiring the project as part of the Placer Dome acquisition, reserves have increased approximately 77% or 10.3 million ounces to 23.7 million ounces (100% basis), resulting in an expected mine life of over 25 years.

The Pascua-Lama property is located in the Frontera District in Chile’s Region III and Argentina’s San Juan Province. It straddles the Chile-Argentina border and is approximately 150 kilometers southeast of the city of Vallenar, Chile, 380 kilometers by road northwest of the city of San Juan, Argentina and approximately 10 kilometers from the Veladero mine. The total project area consists of approximately 45,500 hectares in Chile and Argentina.  Access to the property is pursuant to a combination of public highways and private roads from both Vallenar, Chile and San Juan, Argentina.

The Pascua-Lama project has been designed as an open pit mine, centered at an elevation of 4,800 meters. The project will produce both oxide and sulphide ores. The Pascua-Lama project has received EIA approval from appropriate authorities in Chile and Environmental Impact Statement (“EIS”) approval from the San Juan, Argentina, provincial environmental regulatory authority.  Having obtained approval of the EIS, Barrick will also need to obtain various sectoral permits for the construction and operation of the project.

Construction on the Pascua-Lama project began in 2009 and detailed engineering for the project is about 90% complete.  Major earthworks on the Chilean side are advancing, the portal for the tunnel which provides access for the shipment of ore between Chile and Argentina has been established and the Barrealis camp has been progressing well with about 540 people currently on site.  In Argentina, contractors for early earthworks site preparation have mobilized to site.  Over 25% of the capital has been committed, securing the mining fleet, processing mills, camp accommodation and earthworks contractors.  The project remains in line with its pre-production capital budget of $2.8 - $3.0 billion and is on schedule to enter production in the first quarter of 2013.  Average annual gold production is expected to be 750,000 - 800,000 ounces in its first full five years of operation at total cash costs of $20 - $50 per ounce (calculated net of silver credits, assuming silver, gold and oil prices of $12 per ounce, $950 per ounce and $75 per barrel, respectively).  For every $1 per ounce increase in the silver spot price, total cash costs are expected to decrease by $35 per ounce over this period.

The Company is aware of a number of actions that have been initiated variously against the Government of Argentina, the Province of San Juan in Argentina and the Government of Chile relating to approvals granted in respect of or actions affecting the Pascua-Lama project.  Barrick is not a party to such actions and has limited information with respect to the nature or status of the claims or complaints.  In addition, certain other complaints and actions relating to the project have been brought against subsidiaries of Barrick.  Based on the information currently available to the Company, none of these actions or complaints is believed to present a significant risk to the construction of the Pascua-Lama project.

Acquired in connection with Barrick’s acquisition of Arizona Star Resource Corp. in 2007, Cerro Casale is a large, undeveloped gold and copper deposit located in the Maricunga district of Region III in Chile, 145 km southeast of Copiapo.  Barrick and Kinross currently each have a 50% interest in the project. In February 2010, Barrick entered into an agreement to acquire an additional 25% interest in the Cerro Casale project in Chile from Kinross for consideration of $475 million, comprised of $455 million cash and the assumption of a $20 million contingent obligation which was payable by Kinross to Barrick on a production decision, thereby increasing Barrick’s interest in the project to 75%.  Upon the completion of the transaction with Kinross, Barrick’s 75% share of average annual production is anticipated to be about 750,000 to 825,000 ounces of gold and 170 to 190 million pounds of copper in its first five years of operation at total cash costs of about $240 to $260 per ounce. On a life of mine basis, the Company’s share of annual production is anticipated to be about 600,000 to 650,000 ounces of gold and about 170 to 190 million pounds of copper at total cash costs of about $140 to $160 per ounce.  The foregoing estimates are based on gold price, copper price and oil price assumptions of $950 per ounce, $2.50 per pound and $75 per barrel, respectively, and assuming a Chilean peso foreign exchange rate of 525:1.  For details regarding Barrick’s acquisition of an additional 25% interest in Cerro Casale, see “General Information — Transactions — Acquisition of 25% Interest in Cerro Casale”.

The feasibility study optimization work at Cerro Casale has been substantially completed.  Pre-production capital is expected to be about $4.2 billion (100% basis) with a construction period of approximately 3 years following the receipt of key permits.  Pre-production capital is higher than indicated in the pre-feasibility study due to additional expected expenditures related to increased processing capacity, a change from SAG milling to high pressure grinding rolls, and an increase in the Chilean peso foreign exchange rate.  Total cash costs are expected to be lower than the prefeasibility study indicated as a result of further optimization of the mine plan, improved metallurgical recoveries and cost efficiencies as a result of the change to high pressure grinding rolls.  A review of additional permit requirements must be completed before considering a construction decision.

The Donlin Creek project is a large refractory gold deposit located in Southwestern Alaska.  In December 2007, Barrick entered into an agreement with NovaGold Resources Inc. (“NovaGold”) to form a jointly owned limited liability company, Donlin Creek LLC, on a 50/50 basis to advance the project.  The project’s feasibility study update was approved by the Board of Donlin Creek LLC in second quarter of 2009.  Further optimization studies are underway, primarily focused on the potential to utilize natural gas to reduce operating costs.   These studies are expected to be completed by mid-2010, at which point the Donlin Creek LLC is expected to either file permit applications for the original project design or, upon unanimous Donlin Creek LLC board approval, approve a supplemental budget and proceed to revise the feasibility study to include the natural gas option.

In 2006, Barrick acquired a 50% interest in Atacama Copper Pty Ltd., which in turn has a 75% interest in the Reko Diq project in Pakistan and associated mineral interests.  Reko Diq is a large copper-gold porphyry mineral resource located in southwest Pakistan in the province of Balochistan.  The project’s feasibility study is being finalized and is now under review. Progress continues with expansion studies and a baseline environmental and social impact assessment which is expected to be completed in the first half of 2010.  Discussions continue with the government to advance the project.  Certain media reports have indicated that the Government of Balochistan has threatened to terminate the exploration license for the project.  As of March 25, 2010, no official notice of any such termination has been received by Barrick.

Barrick is party to a joint-venture agreement with Xstrata with respect to the Kabanga nickel deposit and related concession in Tanzania.  During 2008, Xstrata earned its 50% interest in the project under the earn-in agreement and is currently the operator of the project.  Expenditures are funded equally by Xstrata and Barrick.  The project specifications continue to evolve and finalization of a feasibility study has been extended to July 2010 to allow optimization of project engineering and associated capital requirements.

Sedibelo is a large platinum deposit located in South Africa.  In 2008, following the completion of the feasibility study, the necessary regulatory approvals were obtained which enabled Barrick to receive its initial 10% stake in the property.  During the third quarter 2009, Barrick halted work at the project and has commenced efforts to wind down the project in accordance with the shareholders’ agreement.

ENVIRONMENT AND CLOSURE

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters — Government Controls and Regulations”). Barrick’s investment in environmental management systems is aimed at eliminating or mitigating environmental risks as they are identified. The governance aspects of Barrick’s systems are designed to inform management early enough to respond to risks as they arise.

Barrick has a policy of conducting environmental audits of its business activities on a regular and scheduled basis, in order to evaluate: compliance with applicable laws and regulations; permit and license requirements; company policies and management standards including guidelines and procedures; and adopted codes of practice.  At present, all operating mines and selected project sites are subject to triennial audits.  Closure sites and project sites will be subject to environmental audits beginning in 2010.  Barrick anticipates that one to two of its closure and project sites will be audited on a risk-priority basis in 2010.  Exploration activities are also contemplated for audit activities beginning 2010.  A committee of Barrick’s Board of Directors reviews the Company’s environmental policies and programs and oversees Barrick’s environmental performance.

In 2005, Barrick became a signatory to the United Nations (“UN”) Global Compact, which represents the world’s largest voluntary corporate citizenship initiative.  Among its principles, the UN Global Compact encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility, and encourage the development and diffusion of environmentally friendly technologies.  We have also developed and are continuing to develop specific performance standards relating to environmental matters.  Our new Global Water Conservation Standard, completed in 2008, is now being implemented as a company-wide priority.  In 2009, we drafted three additional Standards, including a Biodiversity Standard, a Mine Closure Standard and an Incident Reporting Standard, which are currently being implemented. In certain respects, these standards exceed regulatory requirements and represent industry best practices.  In 2009, Barrick completed a risk assessment to identify and address the business risks associated with climate change, while continuing to improve overall energy efficiency of its operations.  In 2010, Barrick expects to adopt a global climate change standard that will be implemented at all of its operations.

To provide further guidance toward achieving its environmental objectives, Barrick developed an Environmental Management System Standard (“EMSS”) in 2005.  Each mine will be required to become compliant with designated elements of the EMSS in 2010, by which time full compliance must be achieved.  Most Barrick mines are already substantially compliant with the EMSS by virtue of their existing systems. For example, Zaldívar, Lagunas Norte, Veladero and Pierina are ISO 14001 certified.  All Barrick facilities have staff and systems in place to manage our regulatory and permit obligations.

Each year, Barrick issues a Responsibility Report that outlines its environmental, health and safety and social responsibility performance for the year.

During 2009, there were no material notices of violations, fines or convictions relating to environmental matters at any of the Company’s operations.

As part of Barrick’s goal to minimize the impact on the environmental and social aspects of its projects and operations, it develops comprehensive closure and reclamation plans as part of its initial project planning and design.  If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan.  The Company periodically reviews and updates closure plans to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Note 2 and 22 of the Notes to the Consolidated Financial Statements.

The Company’s operating facilities have been designed to mitigate environmental impacts.  The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment.  In order to prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.  The Company also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, Barrick uses several different dust suppression techniques at its properties.  The Company also installs air pollution controls on air pollution point sources, such as roaster and autoclave stacks, that meet or exceed applicable legal standards.  The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas.  Such safeguards include fencing and netting or other coverings of ponds and tanks, bird hazing techniques, such as mechanized scarecrows or noisemakers, and the establishment of alternate water sources and habitats for wildlife.

Certain of the Company’s operating properties handle ore or rock which has the potential to be acid generating, and hence has the potential to contaminate water by the leaching of metals and salts. Other operating properties lack acid generating potential, but still present the potential for leaching of certain salts, such as sulfates, or metalloids, such as arsenic, by water that might run off of the property.  The Company has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater by either acid or neutral drainage. Such procedures include segregation of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux.  Where necessary, the Company installs and operates water treatment facilities to manage drainage.

Many of the Company’s operating properties use cyanide.  Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater.  Typically, those facilities include leak detection systems and have the ability to collect and treat seepage that may occur.  The tailings storage facilities are typically fenced and process ponds are typically netted or other procedures implemented to deter access.  In September 2005, the Company became a signatory to the International Cyanide Management Code (“Code”), which is administered by the International Cyanide Management Institute (the “ICMI”).  The ICMI is an independent body that was established by a multi-stakeholder group under the auspices of the United Nations Environmental Programme. The Code establishes operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the Code.  Under the Code, each of the mines that use cyanide must receive a third party certification inspection. The Company listed all of its mines that use cyanide for Code certification.  The Golden Sunlight mine, which was acquired as part of the Placer Dome acquisition, is currently pursuing Code certification.  Barrick has achieved certification of 19 of its operations under the Code with a further four mines on track for certification in the future.

Certain of the Company’s operations produce mercury as a result of the ore that is processed at those sites.  Those operations currently sell this mercury, which is captured at each of these sites by air pollution control devices.  The Company is committed to the operation of state-of-the-art controls on all sources of mercury emissions.  Site specific management procedures for mercury handling, monitoring and transportation exist at each of the operations that produce mercury as a co-product. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials.  Consistent with international treaties, Barrick will cease shipment of mercury in 2012. The Company is currently exploring options for storing mercury produced at these sites commencing in 2012.

FINANCIAL RISK-MANAGEMENT

The Company has operations in eight principal countries which produce gold and/or copper, as well as other minerals such as silver. The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in gold and copper prices, the price of certain other metals, currencies, interest rates and other commodity prices. This financial exposure is monitored and managed by the Company as an integral part of its overall risk-management program. The Company’s risk-management program focuses on the unpredictability of commodity prices and uses financial markets and financial instruments to mitigate significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in commodity prices, currencies and interest rates.

Gold Sales

For most of Barrick’s history, gold forward sales were a significant element in providing the Company with relatively stable revenue that helped fuel its growth. In 2002, Barrick began to take steps to simplify and reduce the size of its gold forward sales program.  In late 2003, Barrick adopted a “no-new-hedge” gold policy such that it would not add new ounces to its gold forward sales program.  In 2007, in anticipation of building its projects, the Company allocated 9.5 million ounces of gold forward sales contracts specifically to its projects’ future gold production and eliminated its remaining gold forward sales contracts not specifically allocated to its projects’ future gold production.

In September 2009, Barrick announced its plan to eliminate, within 12 months, its Gold Hedges and a significant portion of its Floating Contracts (the Floating Contracts and Gold Hedges are collectively referred to herein as the “Gold Sales Contracts”). Given an increasingly positive outlook on the gold price and continuing robust gold supply/demand fundamentals, Barrick made this strategic decision in order to gain full leverage to the gold price on all its future production.  As a result of its decision to eliminate the Gold Hedges and a portion of its Floating Contracts through means other than physical delivery, these contracts no longer qualified as normal sales contracts and were instead accounted for as derivative financial instruments on a prospective basis.  Barrick’s silver sales contracts (“Silver Sales Contracts”) were also impacted by the change in delivery intention. As a result of this change in accounting treatment, a mark-to-market position of approximately $5.6 billion attributable to the Gold Sales Contracts and approximately $0.1 billion related to the Silver Sales Contracts was recorded on the balance sheet as a liability in third quarter 2009 with a corresponding charge to earnings.

As at December 31, 2009, Barrick had eliminated its Gold Hedges and the obligation relating to the Floating Contracts has been reduced to approximately $0.7 billion, assuming the Floating Contracts are carried to maturity.  Barrick’s remaining liability under the Floating Contracts is economically similar to a fixed US dollar obligation.  No activity in the gold market is required to settle the remaining Floating Contracts obligation and Barrick fully participates in any subsequent increase in the price of gold. The obligations related to the Floating Contracts are non-amortizing and primarily have 10-year terms with a current weighted average financing charge of 2%-3%.  Any further reductions in the obligation related to the Floating Contracts will be subject to the same capital allocation decision process as Barrick’s other liabilities.

In 2009, Barrick’s entire gold production was delivered into the spot market.  The Company realized an average price of $985 per ounce compared with the average London P.M. Fix for the year of $972 per ounce. In 2008, the Company realized an average gold price of $872 per ounce compared with the average London P.M. Fix for the year of $872 per ounce.  The Company enters into derivative contracts, primarily purchased and written contracts, with the primary objective of increasing reported gold and copper revenue (see Note 20D “Other Use of Derivative Instruments” to the Company’s 2009 Consolidated Financial Statements and MD&A for further information).

The rights and obligations under Barrick’s Floating Contracts are set out in master trading agreements (“MTAs”) executed with various counterparties. Barrick diversifies its Floating Contracts across a number of counterparties, limits exposure to individual counterparties and regularly monitors its counterparties’ credit ratings. In most cases, under the terms of the MTAs, the period over which Barrick is required to settle the contract is extended annually by one year, or kept “evergreen”, regardless of the intended settlement dates, unless otherwise notified by the counterparty. As a result, as each year passes, the termination date of most MTAs is extended into the future by one year. Most of the termination dates under the MTAs with counterparties with which we have outstanding Floating Contracts are 10 years or longer, which allows for a current/final termination date of 2018 or later.

For Barrick’s Floating Contracts, the insolvency of a counterparty could, in certain circumstances, lead to a requirement to settle transactions between Barrick and the insolvent counterparty and may ultimately require the payment of a net amount by Barrick to the counterparty.  In determining the amounts owing as a consequence of any such settlement, Barrick would be entitled to claim contractual damages suffered by the Company as a result of a counterparty default.  These damages could include the costs of effecting replacement trades with other counterparties that would put Barrick in the same position as Barrick would have been if the insolvent counterparty had not defaulted.  A settlement caused by a counterparty insolvency event would not trigger any cross-defaults under Barrick’s other financial instruments.

In the event of a potential counterparty default due to insolvency, Barrick would most likely seek to have the contract reassigned to an alternative counterparty that is better able to perform under the contract. In certain circumstances, Barrick has been able to assign contracts to alternative counterparties to manage counterparty risk, and it expects that it will be able to continue to do so to the extent creditworthy counterparties are willing to take on assigned contracts.

Copper Sales

In early October 2006, Barrick issued $1 billion of copper-linked notes comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036.  As of December 31, 2009, Barrick had fulfilled its obligation to repay the original $1 billion of funding with the U.S. dollar equivalent of approximately 324 million pounds of copper.  Coincident with the repayment of the U.S. dollar equivalent of 324 million pounds of copper, Barrick reborrowed $1 billion consisting of $400 million of U.S. dollar notes with a coupon of 5.75% maturing in 2016 and $600 million of U.S. dollar notes with a coupon of 6.35% maturing in 2036.

Utilizing option collar strategies, Barrick has put in place floor protection on approximately 80% of its expected copper production for 2010 at an average price of $2.19 per pound, but can fully participate in copper price upside on approximately 100% of its expected 2010 copper production up to a maximum average price of $3.63 per pound.

Currency, Interest Rate and Other Commodity Hedge Programs

The Company also monitors and manages exposures related to fluctuations in currencies, interest rates and other commodity prices. Currency risk mainly arises on non-U.S. dollar cash expenditures at the Company’s Australian, Canadian, South American and Papua New Guinean mines that are denominated in local currencies. Interest rate risk mainly relates to interest income receipts on cash balances and interest payments on variable-rate debt obligations. Commodity price risk arises in respect of commodities such nickel at its Kabanga project, and the costs of electricity, acid, diesel fuel, natural gas and other inputs consumed at each of the Company’s operations. The Company mainly uses forward exchange contracts, interest rate swaps and forward commodity contracts to mitigate the impact of volatility in currency exchange rates, interest rates and commodity prices on its business.

Over the last three years, Barrick’s currency hedge position has provided benefits in the form of hedge gains when contract exchange rates are compared to prevailing market exchange rates as follows: 2009 — $27 million; 2008 — $106 million; and 2007 — $166 million. These gains are recorded within Barrick’s operating costs. Barrick also recorded hedge gains/losses as an offset to corporate administration costs as follows: 2009 — $7 million loss; 2008 — $11 million gain; 2007 — $19 million gain.  For 2010, Barrick’s average Australian and Canadian dollar hedge rates are favorable in comparison to the current market rates for these currencies. The average hedge rates vary depending on when the contracts were put in place. Barrick is approximately 90% hedged in 2010 for expected Australian and Canadian operating expenditures and sustainable and eligible project capital expenditures at exchange rates of $0.80 and $0.93, respectively. In addition, Barrick has hedged 83%, 68% and 62% of its expected 2011, 2012 and 2013 Australian expenditures at exchange rates of $0.76, $0.74 and $0.70, respectively. Assuming market exchange rates remain at the December 31, 2009 levels of $0.90 and $0.95, Barrick expects to record opportunity gains of approximately $106 million in 2010 (about $13 per ounce on total 2010 production), or approximately $97 million for the Australian dollar and approximately $9 million for the Canadian dollar, which will primarily impact Barrick’s administration costs.

Barrick currently has futures contracts in place totaling 4.2 million barrels of oil, which represents approximately 60% of its total estimated direct consumption in 2010 and 16% of its total estimated direct consumption over the following three years. Those contracts are primarily designated for Barrick’s Nevada-based mines, and have an average price of $90 per barrel.  In 2009, Barrick realized fuel hedge losses totaling $97 million (2008: $33 million gain: $2007: $29 million gain), when contract prices were compared to market prices. Assuming market rates at the December 31, 2009 level of $79 per barrel, Barrick expects to realize opportunity losses of approximately $30 million in 2010 from the financial contracts.  In 2010, Barrick expects Barrick Energy to produce about 1.5 million barrels of oil equivalent at a cash cost of about $40 per barrel.  Barrick Energy’s production mitigates Barrick’s economic exposure on approximately 15% of Barrick’s 2010 fuel requirements.

Barrick continues to enter into other financial and commodity instruments to mitigate the effect of other risks that are inherent in its business, and also to take advantage of opportunities to secure attractive pricing for currencies, interest rates and other commodities.

For a summary of the Company’s commitments and associated risks under its remaining Floating Contracts and the derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see Notes 5 and 20 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2009, pages 70 to 72 of the Company’s Annual Report — Financial Report 2009 to Shareholders for the year ended December 31, 2009 and “Risk Factors”.

Oversight and Control Over Risk-Management Activities

The Company’s financial risk-management activities are subject to the management, direction and control of its Finance Committee as part of that Committee’s oversight of the Company’s investment activities and treasury function. The Finance Committee, which is comprised of three members of the Company’s Board of Directors, reports to the Board of Directors on the scope of the Company’s risk-management strategy and other activities. The Finance Committee approves corporate policy that defines the Company’s risk-management objectives and philosophy relating to financial risk-management activities and provides guidance for financial instrument usage. The Finance Committee also approves hedging strategies that are developed by management through its analysis of risk exposures to which the Company is subject, and commodity, foreign exchange and interest rate market analysis from internal and industry sources. The resulting hedging strategies are then incorporated into the Company’s overall risk-management strategies.

Responsibility for the implementation of hedging and risk-management strategies is delegated to the Company’s treasury function. A report on Barrick’s hedge positions, detailing the size of the positions by contract type, diversification of the position among counterparties and each counterparty’s recent credit rating and the latest fair value of each group of contracts, is prepared bi-monthly and distributed to the Chief Financial Officer and the Chairman of the Finance Committee. The Finance Committee and the Board of Directors also receive a report on Barrick’s hedging and overall risk-management position at each of their regularly scheduled meetings.

Barrick maintains a separate compliance function to independently monitor and record gold sales and hedging activities and achieve segregation of duties of personnel responsible for entering into hedging transactions from personnel responsible for recording and reporting transactions. In addition, the Company’s Treasurer regularly monitors gold sales and hedging transactions entered into by the treasury group. All confirmations and settlements of transactions are processed and checked independently of the treasury group. Responsibility for entering into gold sales and hedging transactions is limited to a small group of experienced treasury personnel. Summaries of each individual transaction, setting out the terms of the transactions and the identity of the individual executing each transaction, are generated by the treasury group and delivered to the compliance function on a daily basis.

LEGAL MATTERS

Government Controls and Regulations

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time.

In the U.S., certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands that are subject to federal mining and other public land laws. Changes in such laws or regulations promulgated under such laws could affect mine development and expansion and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company.

During 2007, the U.S. House of Representatives passed a bill that would amend the General Mining Act of 1872 in the United States.  The bill would impose royalties of 4% to 8% on production from unpatented mining claims, as well as impose additional, potentially significant, costs and risks on mining companies seeking to operate on such claims.  No similar bill was introduced in the Senate.  The 2007 bill was reintroduced in the House of Representatives in 2009.  Again, no similar bill has been introduced in the Senate.  Consequently, the prospects for a revision of the General Mining Act of 1872 in this session of Congress remain uncertain.

In November 2009, a lawsuit was filed by a coalition of environmental groups challenging regulations promulgated under the federal mining law: Earthworks, et al. vs.U.S. Department of the Interior (District of Columbia, Case No. 1:09-cv-01972). The lawsuit seeks to impose different rules on millsite claims and unpatented lode claims and seeks an injunction of all permitting of mines on federal lands until new rules are promulgated.  An unfavorable outcome in that litigation could also result in changes in the mining law.

The State of Nevada adopted new regulations governing mercury air emissions from precious metal mining operations in 2005. The Company believes that it will be able to comply with these regulations. Barrick expects that these regulations will likely impose additional capital and operating costs at its operations in Nevada.  In 2008, the U.S. Environmental Protection Agency (“EPA”) commenced a rulemaking to govern mercury air emissions from gold mining operations.  It is uncertain what effect the EPA rulemaking will have on the Nevada regulations, although it seems likely that it will at least delay implementation of the Nevada regulations, or how an EPA regulation might differ from the Nevada regulation.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold.  At the time, the duty was described as “temporary”.  Veladero’s export of gold dore is currently subject to this duty.   It appears possible that the Argentinean government could attempt to further increase the export duty rates or otherwise impose additional taxes or burdens on the Company’s mineral production as additional revenue enhancement measures.  Should export duties continue to be in place at the time that the Company commences production from Pascua-Lama, only production from ore extracted in Argentina will be subjected to such duties.

In 2007, the Argentinean government issued rules to regulate the environmental damage insurance requirements set forth in the National General Environmental Law, which applies to mining activities. The insurable risk must be calculated following the procedures established under the recently issued regulations. Currently only one insurance company in Argentina provides this insurance. Barrick is reviewing the recently approved regulations to assess the impacts.

On November 12, 2007, the Tanzanian government established the Bomani Presidential Committee on Mining Law Review (the “Commission”) to advise the government of Tanzania on issues concerning the mining sector. The Commission released its recommendations in April 2008.  Those recommendations focused on increasing the government’s income from mining activity in Tanzania through a variety of mechanisms, including increasing royalties and taxes payable by operating mines.  The Government subsequently assured investors that existing mine development agreements would be honoured and, through working with various stakeholders, prepared an updated set of proposed revisions.  Barrick understands that the Government’s latest proposal contains more modest recommendations for amending the mining regime than those initially proposed by the Commission.  The Government’s proposal is expected to be introduced in the Parliament of Tanzania sometime during 2010.

Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

The various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time (see “Environment and Closure”). In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

The Company believes that it is in substantial compliance with all current government controls and regulations at each of its material properties.

Legal Proceedings

Set out below is a summary of potentially material legal proceedings to which Barrick is a party.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project.  On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s (“FLPMA”) prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement did not meet the requirements of the National Environmental Policy Act (“NEPA”).  The Plaintiffs subsequently dismissed their RFRA claim, with prejudice, conceding that it was without merit, in light of a decision in another case.

On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits.  On January 26, 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits and that the Plaintiffs had otherwise failed to satisfy the necessary elements for a preliminary injunction.  The Plaintiffs appealed that decision to the United States Court of Appeals for the Ninth Circuit, which heard oral arguments on June 10, 2009. On December 3, 2009, the Ninth Circuit issued an opinion in which it held that the Plaintiffs had failed to show that they were likely to succeed on the merits of their FLPMA claims, and thus were not entitled to an injunction based on those claims.  The Ninth Circuit, however, held that Plaintiffs were likely to succeed on two of their NEPA claims and ordered that a supplemental EIS be prepared by Barrick that specifically provided more information on (i) the effectiveness of proposed mitigation measures for seeps and springs that might be affected by groundwater pumping,  and (ii) the air quality impact of the shipment of refractory ore to Goldstrike for processing and that additional air quality modeling for fine particulate matter using updated EPA procedures should be performed and included in the supplemental EIS.  The Ninth Circuit decision directed the District Court to enter an injunction consistent with the decision.

In late January 2010, the matter was remanded by the Ninth Circuit to the District Court, where it is currently pending.  Barrick has filed a motion seeking a preliminary injunction that is tailored to the recent decision of the Ninth Circuit.  The Plaintiffs have filed a motion seeking a broad injunction. The District Court will determine the appropriate scope of any preliminary injunction.

Marinduque Complaint

Placer Dome was named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada.  The action was removed to the Nevada Federal District Court on motion of Placer Dome.  The Complaint asserted that Placer Dome was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”).  Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997.  The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”.  In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring.  The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum).  On June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint which the Court granted on March 2, 2007.  On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens.  On June 7, 2007, the Court issued an order granting the Company’s motion to dismiss.  On June 25, 2007, the Province filed a motion requesting the Court to reconsider its Order dismissing the action.  On January 16, 2008, the district court issued an order denying the Province’s motion for reconsideration.  Following the District Court’s order, the Province filed Notice of Appeal to the U.S. Court of Appeals for the Ninth Circuit.  On September 29, 2009 the Ninth Circuit reversed the decision of the District Court on the ground that the District Court lacked subject matter jurisdiction over the case and removal from the Nevada State Court was improper.  On October 13, 2009 the Company filed a petition requesting the Ninth Circuit to reconsider its decision and for a rehearing on the issues before a nine judge panel (en banc) on the grounds that the decision is contrary to a recent United States Supreme Court decision, which petition was subsequently denied.  The formal mandate entering the judgment of the Ninth Circuit was entered on November 23, 2009.  On March 12, 2010, the District Court entered an order remanding the case to Nevada state court.  Barrick has filed a petition with the U.S. Supreme Court seeking review of the Ninth Circuit’s decision and will continue to challenge the claims of the Province in Nevada state court on various grounds and otherwise vigorously defend the action.  No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque.  The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine.  The total amount of damages claimed is approximately US$1 billion.

On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees.  On January 17, 2007, the Court issued a summons to Marcopper and PDI.  On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”).  PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI.  On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds.  The plaintiffs have opposed the motion to dismiss.  The motion has been briefed and is currently pending.

In October 2008, the plaintiffs filed their motion challenging PDI’s legal capacity to participate in the proceedings in light of its alleged “acquisition” by Barrick.  PDI opposed this motion.  The motion has been briefed and is currently pending. The Company intends to defend the action vigorously.  No amounts have been accrued for any potential loss under this complaint.

Perilla Complaint

On August 5, 2009, Barrick Gold Inc. was purportedly served in Ontario with a complaint filed on November 25, 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque.  In December 2009, the complaint was also purportedly served in Ontario in the name of Placer Dome Inc. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. Barrick Gold Inc. has moved to dismiss the complaint on a variety of grounds, which motion is now pending a decision of the Court following the failure of plaintiffs’ counsel to appear at the hearing on February 2, 2010 or to timely file any comment or opposition to the motion.  Motions to dismiss the complaint on a variety of grounds have also been filed in the name of Placer Dome Inc.  No amounts have been accrued for any potential loss under this complaint.

Pakistani Constitutional Litigation

On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan

Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside.  Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.

On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety.  On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan.  No court date has been set for the hearing of this matter.  Barrick intends to defend this action vigorously.  No amounts have been accrued for any potential loss under this complaint.

El Morro Claim

On October 11, 2009, Barrick entered into an agreement to acquire a 70% interest in the El Morro project from Xstrata plc (“Xstrata”) for $465 million in cash.  El Morro is an advanced stage gold-copper project located near Barrick’s Pascua-Lama and Cerro Casale projects in Chile. On January 7, 2010, New Gold Inc. (“New Gold”) announced that it had given Xstrata notice of its intention to exercise a right of first refusal and on February 1, 2010 Xstrata notified Barrick that it was terminating its agreement with Barrick. On February 16, 2010, New Gold purported to close its purchase of the 70% interest in El Morro with funds loaned to it by Goldcorp Inc. (“Goldcorp”) and immediately thereafter New Gold sold this same 70% interest to Goldcorp. The Company has filed an action in the Ontario Superior Court of Justice against New Gold and Goldcorp, challenging the purported exercise of New Gold’s right of first refusal on the basis that, among other things, it was not lawfully exercised.  Barrick does not accept the termination by Xstrata and intends to bring a motion to add Xstrata as a party and seeking to compel Xstrata to complete the sale to Barrick, as well as certain other remedies.

General

Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. Barrick does not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which it may be required to pay by reason thereof, will have a material adverse effect on the financial condition or future results of operations of Barrick.

RISK FACTORS

The risks described below are not the only ones facing Barrick.  Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.

Metal price volatility

Barrick’s business is strongly affected by the world market price of gold and copper. If the world market price of gold or copper were to drop and the prices realized by Barrick on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected.

Gold and copper prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. Based on current estimates of Barrick’s 2010 gold production and sales, the approximate sensitivity of its revenue from continuing operations before income tax, royalties and other items to a $50 per ounce increase or decrease in the market gold price will result in a $380-400 million increase or decrease.  Industry factors that may affect the price of gold include: industrial and jewelry demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties.  Factors tending to affect the price of copper include: the worldwide balance of copper demand and supply; rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper; economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies; speculative investment positions in copper and copper futures; the availability and cost of substitute materials; currency exchange fluctuations, including the relative strength of the U.S. dollar. In addition, certain of Barrick’s mineral projects include other minerals: nickel, platinum and palladium, silver and copper, each of which is subject to price volatility based on factors beyond Barrick’s control.

Depending on the market price of the relevant metal, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, as applicable, which could have an adverse impact on Barrick’s financial performance and results of operations.  In such a circumstance, Barrick may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced.  In addition, the market value of Barrick’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Replacement of depleted reserves

Barrick must continually replace reserves depleted by production to maintain production levels over the long term.  Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions.  Exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful.  Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful.  There is a risk that depletion of reserves will not be offset by discoveries or acquisitions.  The mineral base of Barrick may decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production beyond the current mine lives, based on current production rates.

Projects

Barrick’s ability to sustain or increase its present levels of gold and copper production is dependent in part on the success of its projects. There are many risks and unknowns inherent in all projects.  For example, the economic feasibility of projects is based upon many factors, including: the accuracy of reserve estimates; metallurgical recoveries with respect to gold, copper and by-products; capital and operating costs of such projects; the future prices of the relevant minerals; and the ability to secure appropriate financing to develop such projects. Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of necessary governmental permits and the acquisition of satisfactory surface or other land rights.  It may also be necessary for Barrick to, among other things, find or generate suitable sources of power and water for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures (see “ — Current Global Financial Condition” and “ —  Liquidity and Level of Indebtedness”).

Projects have no operating history upon which to base estimates of future cash flow.  The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics.  Thus, it is possible that actual costs may increase significantly and economic returns may differ materially from Barrick’s estimates or that metal prices may decrease significantly or that Barrick could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed either on its original timing or at all. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Current global financial conditions

Current global financial conditions have been characterized by volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by many factors as a result of the global financial crisis. This may impact Barrick’s ability to obtain equity or debt financing in the future on terms favorable to Barrick. Additionally, global economic conditions may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such volatility and market turmoil continue, Barrick’s operations and financial condition could be adversely impacted.

Mineral reserves and resources

Barrick’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold, copper or any other mineral will be produced.  Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques.  Actual mineralization or formations may be different from those predicted.  Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves.  However, because Barrick prepares this Annual Information Form in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by National Instrument 43-101, as well.  Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes.  Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.  No assurance can be given that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Market price fluctuations of gold, copper, silver and certain other metals, as well as increased production and capital costs or reduced recovery rates, may render Barrick’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Barrick to be unprofitable in any particular accounting period.  Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Barrick to reduce its mineral reserves and resources, which could have a negative impact on Barrick’s financial results. Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Barrick to reduce its reserves.  There is also no assurance that Barrick will achieve indicated levels of gold or copper recovery or obtain the prices assumed in determining such reserves.

Liquidity and level of indebtedness

As of December 31, 2009, Barrick had cash and cash equivalents of approximately $2.6 billion and capital leases and long-term debt of approximately $7 billion (this amount includes the approximately $0.7 billion remaining on Barrick’s Floating Contracts — see “Financial Risk Management — Gold Sales”).  Although Barrick has been successful in repaying debt in the past, there can be no assurance that it can continue to do so.  Barrick’s level of indebtedness could have important consequences for its operations, including:

•                  Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•                  Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

Barrick expects to obtain the funds to pay its expenses and to pay principal and interest on its debt in 2010 through a combination one or more of: its existing capital resources; its future cash flow from operations; issuing new, unsecured debt; and putting in place project financing for a portion of the expected construction cost of a number of its projects. Barrick’s ability to meet its payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity.  The ability of Barrick to access the bank, public debt or equity capital markets on an efficient basis may be constrained by the dislocation in the credit markets, capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance.  See “ — Current Global Financial Condition”.

Price volatility and availability of other commodities

The profitability of Barrick’s business is affected by the market prices of commodities produced as by-products at Barrick’s mines, such as silver, as well as the cost and availability of commodities which are consumed or otherwise used in connection with Barrick’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, acid, steel, concrete and cyanide. Prices of such commodities can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s projects.  If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with

Barrick’s operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “ — Metal price volatility” above.

Mining risks and insurance risks

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife,  unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and gold bullion losses, most of which are beyond Barrick’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability.   As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operation.

Barrick maintains insurance to cover some of these risks and hazards.  The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding each identified risk.  No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost.  The lack of, or insufficiency of, insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

Production and cost estimates

Barrick prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, profitability, results of operations and financial condition.

Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes.  Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Environmental, health and safety regulations; community relations; permits

Barrick’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species.  In addition, Barrick’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities.  Barrick’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities.  Delays in obtaining or failure to obtain government permits and approvals may adversely affect Barrick’s operations, including its ability to explore or develop properties, commence production or continue operations.  Barrick has made, and expects to make in the future, significant expenditures to comply with such laws and regulations and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on Barrick’s financial condition or results of operations.

There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities.  Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities.  Adverse publicity generated by such NGOs or others related to extractive industries generally, or Barrick’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates.  While Barrick is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties.  There can be no assurance that Barrick has been or will at all times be in full compliance with all such laws and regulations and with its environmental and health and safety permits or that Barrick has all required permits.  The costs and delays associated with compliance with these laws, regulations and permits could stop Barrick from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect Barrick’s business, results of operations or financial condition.  Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites.  Barrick could also be held liable for exposure to hazardous substances.  The costs associated with such responsibilities and liabilities may be significant.

In certain of the countries in which Barrick has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required for security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation.  In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations.  Barrick is involved in various investigative and remedial actions.  There can be no assurance that the costs of such actions would not be material.  When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

Foreign investments and operations

Barrick conducts mining, development and exploration activities in many countries, including the United States, Canada, Australia, Argentina, Chile, Peru, Dominican Republic, Papua New Guinea,

Pakistan and Tanzania. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; risk of loss due to disease and other potential endemic health issues; risk of expropriation and nationalization; delays in obtaining or the inability to obtain or maintain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold, copper or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Barrick to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations.  Furthermore, in the event of a dispute arising from Barrick’s activities in Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Pakistan or Tanzania, Barrick may be subject to the exclusive jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.

A number of economic and social issues exist that increase Barrick’s political and economic risk.  Infectious diseases (including malaria, HIV/AIDS and tuberculosis) are major health care issues in certain of the countries in which Barrick operates.  In Tanzania, Barrick has implemented infectious disease programs, including malaria control programs and tuberculosis and HIV/AIDS awareness and prevention programs for its employees, families and local communities at its Bulyanhulu mine, Tulawaka mine and North Mara mine and expects that similar programs will be implemented at the Buzwagi mine by African Barrick Gold.

Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism have caused disruptions at certain of Barrick’s operations in Tanzania and Papua New Guinea, occasionally resulting in the suspension of operations. Affected sites have taken measures to protect their employees, property and production facilities from these risks.  Certain sites have engaged armed and unarmed security personnel and installed perimeter fencing, walls and cameras in sensitive areas, such as main entrances and processing plants.  Some sites have entered into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site.  Incidents of criminal activity, trespass, illegal mining, theft and vandalism have occasionally led to conflict with security personnel and/or police, which in some cases resulted in injuries and/or fatalities.  The measures that have been implemented by the Company will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

In Papua New Guinea, the location of the Porgera gold mine and where Barrick has access to over 5,300 square kilometers of exploration property, there is a greater level of political and economic risk compared to some other countries in which Barrick operates.  The Porgera mine’s infrastructure, including power, water and fuel, may be at risk of sabotage.  Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism have occasionally caused disruptions to operations at Porgera.

The Porgera mine has, on a number of occasions, experienced delays in the granting of operating permits and licenses necessary for these businesses to conduct their lawful operations.  Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions are not granted, there is a risk that the Porgera mine may not be able to operate for a period of time. Future government actions cannot be predicted, but may impact the operation and regulation of mines including Porgera.

Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera mine.  The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities.  The presence of the illegal miners, given the nature of the mines’ operations, creates a safety issue for both the illegal miners and Porgera employees and can cause disruptions to mine operations.

It is not possible to determine with certainty the future costs that Barrick may incur in dealing with the issues described above at its operations, however, if the number of incidents increases, costs associated with treatment, in the case of infectious diseases, and security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.  Barrick has implemented extensive community relations and security and safety initiatives to anticipate and manage social issues that may arise at its operations.

Government regulation and changes in legislation

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time.  Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.  See “Legal Matters — Government Controls and Regulations”.

Currency fluctuations

Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold and copper are each sold throughout the world based principally on the U.S. dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Canadian dollar, Australian dollar, Chilean peso, Argentine peso, Papua New Guinean kina and South African rand. The appreciation of non-U.S. dollar currencies against the U.S. dollar has increased the costs of production at Barrick’s mines, making such mines less profitable. This may continue into the future.  Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. Barrick may incur an opportunity loss if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies.  For 2010, Barrick’s average Australian and Canadian dollar hedge rates exceed the current market rates for these currencies.  Assuming market exchange rates remain at the December 31, 2009 levels of $0.90 and $0.95, Barrick expects to record opportunity losses of approximately $106 million in 2010 (about $13 per ounce on total 2010 production), or approximately $97 million for the Australian dollar and approximately $9 million for the Canadian dollar, which will primarily impact Barrick’s administration costs. These hedging activities do not cover all of Barrick’s future expected operating costs.  There can be no assurance that Barrick will continue the hedging activities that it currently undertakes.  See “ — Use of derivatives” and “Financial Risk-Management”.

Use of derivatives

In September 2009, Barrick announced its plan to eliminate its Gold Hedges and a significant portion of its Floating Contracts.  As at December 31, 2009, Barrick had eliminated its Gold Hedges and the obligation related to the Floating Contracts has been reduced to approximately $0.7 billion, assuming the Floating Contracts are carried to maturity (see “Financial Risk Management — Gold Sales”).  Nonetheless, Barrick continues to use certain derivative products to manage the risks associated with copper and silver price volatility, changes in other commodity input prices, interest rates, foreign currency exchange rates and energy prices.  The use of derivative instruments involves certain inherent risks including: (a) credit risk - the risk of that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Barrick or adversely affect the financial and other terms the counterparty is able to offer Barrick; (b) market liquidity risk — the risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products.  See “ — Current Global Financial Condition”.

Interest rates

A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances ($2.6 billion at December 31, 2009).  The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, including our remaining Floating Contracts (approximately $0.7 billion at December 31, 2009, assuming the Floating Contracts are carried to maturity); the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($0.3 billion at December 31, 2009).

Title to properties

The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain and may be contested. Although Barrick has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

Competition

Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of mining assets.  This competition may increase Barrick’s cost of acquiring suitable claims, properties and assets, should they become available to Barrick.  Barrick also competes with other mining companies to attract and retain key executives and employees.  There can be no assurance that Barrick will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.

Acquisitions and integration

From time to time, Barrick examines opportunities to acquire additional mining assets and businesses.  Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new geographic, political, operating, financial and geological risks.  Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Barrick.  Any acquisitions would be accompanied by risks.  For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.  In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased.  If Barrick chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution.  Alternatively, Barrick may choose to finance any such acquisition with its existing resources.  There can be no assurance that Barrick would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Employee relations

Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover.  A prolonged labor disruption at any of its material properties could have a material adverse impact on its operations as a whole.

Shortages of critical parts, equipment and skilled labor

An increase in worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Joint ventures

Certain of the properties in which Barrick has an interest are operated though joint ventures with other mining companies.  Any failure of such other companies to meet their obligations to Barrick or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their properties.  In addition, Barrick may be unable to exert control over strategic decisions made in respect of such properties.

Litigation

Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation.  The results of litigation cannot be predicted with certainty.  If Barrick is unable to resolve these disputes favourably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations.  See “Legal Matters — Legal Proceedings”.

Disclosure and internal controls

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  Barrick has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation (see “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”).

Ability to support the carrying value of goodwill

As of December 31, 2009, the carrying value of Barrick’s goodwill was approximately $5.20 billion or 19% of Barrick’s total assets. Goodwill is allocated to reporting units representing individual mineral properties. Allocating goodwill to individual mineral properties, which by their very nature have a limited useful life, will result in future goodwill impairment charges by the end of the mine life. Barrick evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  This evaluation involves a comparison of the estimated fair value of Barrick’s reporting units to their carrying values.  Gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value (“NAV”), whereby NAV represents a discounted cash flow valuation based on projected future cash flows. For goodwill impairment testing purposes, Barrick estimates the fair value of a gold property by applying a multiple to the reporting unit’s NAV, which is calculated based on projected cash flows from its most recent life of mine plan. For copper properties, the estimated fair value is calculated by applying a multiple to their NAV. The process for determining these fair values is subjective and requires management to make estimates and assumptions including, but not limited to, projected future revenues (based on estimates of production and long-term metals prices), operating expenses, capital expenditures, remaining economic life of individual mineral properties, discount rates and NAV multiples. These estimates and assumptions are subject to change in the future due to uncertain competitive and market conditions or changes in business strategies.  The timing and amount of future goodwill impairment charges is difficult to determine and will be dependent on a multitude of factors that impact valuations of mineral properties, including changes in observed market multiples for valuation purposes, changes in geo-political risk and country specific discount rates, changes in market gold prices and total cash costs, success in finding new reserves, future exploration potential and future capital requirements.

In 2009, Barrick recorded a goodwill impairment charge of $63 million at its Plutonic gold mine in Australia, primarily as a result of a significant reduction in its proven and probable reserves and its short remaining mine life (2008: Kanowna $272 million; North Mara $216 million; Osborne, included in discontinued operations $64 million; Henty, included in discontinued operations $30 million; Marigold $8 million; and Barrick Energy $88 million).  In April 2009, Barrick acquired the remaining 50% interest in the Hemlo mine, which resulted in a $20 million reduction of goodwill.

Demerger of African Barrick Gold

On March 24, 2010, African Barrick Gold began operating as a separate, publicly traded company that holds all of Barrick’s former African gold mines, gold projects and gold exploration properties.  Barrick has retained an equity interest of approximately 75% in African Barrick Gold.  The board of directors and/or executive management team of African Barrick Gold may determine to undertake actions that are different than those that the board of directors and/or executive management team of Barrick would have taken.  In addition, the minority shareholders of African Barrick Gold will represent an important new stakeholder group that will have to be considered in African Barrick Gold’s corporate governance and decision-making.  Given the the potential divergence in stakeholder interests, there is a risk that actions undertaken by African Barrick Gold could differ from actions that would have been taken by Barrick and in certain circumstances could adversely effect Barrick’s reputation and/or result in potential civil or criminal liability for the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (U.S. GAAP) for the year ended December 31, 2009, which is incorporated by reference into this Annual Information Form and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to the Company’s Consolidated Financial Statements for the year ended December 31, 2009 (U.S. GAAP), which is incorporated by reference into this Annual Information Form and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CAPITAL STRUCTURE

Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of Barrick and the relevant provisions of the Business Corporations Act (Ontario).

General

Barrick’s authorized share capital consists of an unlimited number of Barrick common shares, an unlimited number of first preferred shares issuable in series and an unlimited number of second preferred shares issuable in series.

Common Shares

The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. Subject to the prior rights of the holders, if any, of the first preferred shares and second preferred shares then outstanding and of the shares then outstanding of any other class ranking senior to the Barrick common shares, the holders of Barrick common shares are entitled to share ratably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.  As of March 24, 2010, there were 984,499,500 Barrick common shares issued and outstanding.

The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any series of first preferred shares (the “First Preferred Shares”) or second preferred shares (the “Second Preferred Shares”) or any other class ranking senior to the Barrick common shares that Barrick may issue in the future.

There are no limitations contained in the articles or by-laws of Barrick or the Business Corporations Act (Ontario) on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares.  The Barrick common shares are not subject to any exchange, conversion, exercise, redemption, retraction, surrender or similar rights or restrictions.

Preferred Shares

First Preferred Shares and Second Preferred Shares may be issued from time to time in series. The Board of Directors of the Company determines by resolution the designation, rights, privileges, restrictions and conditions to be attached to each such series.

The Company is entitled to redeem all or any part of the First Preferred Shares or Second Preferred Shares of any series on payment for each share of the amount equal to the result obtained when the stated capital account for the series is divided by the number of issued and outstanding shares of such series together with such premium, if any, as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series, and all declared and unpaid dividends thereon. The Company is also entitled to purchase for cancellation all or any part of the First Preferred Shares of any series.

The First Preferred Shares and the Second Preferred Shares of each series are entitled to a preference over the common shares of the Company and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company. Any series of First Preferred Shares or Second Preferred Shares may also be given such other preferences over the common shares and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, as may be determined. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the First Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the First Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the First Preferred Shares. After payment of such amount, the holders of the First Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the Second Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the Second Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the Second Preferred Shares. After payment of such amount, the holders of the Second Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company.

The holders of First Preferred Shares and Second Preferred Shares are entitled to receive fixed, non-cumulative preferential quarterly cash dividends at such rate and on such dates as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series.

The approval of the holders of the First Preferred Shares or the Second Preferred Shares is required to delete or vary any right, privilege, restriction or condition attaching to the First Preferred Shares or Second Preferred Shares, as the case may be, as a class and any other matter requiring the approval or consent of the holders of the First Preferred Shares or the Second Preferred Shares, as the case may be, as a class.

The first series of First Preferred Shares is designated as “$0.114 Non-cumulative Redeemable Convertible First Preferred Shares, Series A” (the “First Preferred Shares, Series A”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series A are entitled to fixed non-

cumulative preferential cash dividends of C$0.114 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for the First Preferred Shares, Series A is initially C$1.90 per share, but it may change if the Company gives notice that it has determined that the market price of the First Preferred Shares, Series A is a stipulated price. On or after the day that is 30 days after such notice is given, a holder of First Preferred Shares, Series A can require the Company to redeem his or her First Preferred Shares, Series A. The approval of the holders of the First Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series A. As of March 24, 2010, there were no First Preferred Shares, Series A issued and outstanding.

The second series of First Preferred Shares is designated as “$0.126 Non-cumulative Redeemable Convertible First Preferred Shares, Series B” (the “First Preferred Shares, Series B”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends of C$0.126 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each First Preferred Share, Series B is its stated capital (being C$2.10 per share) plus a premium of C$0.2625 per share, together with all declared and unpaid dividends. The approval of the holders of the First Preferred Shares, Series B is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series B. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the First Preferred Shares except with the prior approval of the holders of the First Preferred Shares, Series B. As of March 24, 2010, there were no First Preferred Shares, Series B issued and outstanding.

The third series of First Preferred Shares is designated as “First Preferred Shares, Series C Special Voting Share” (the “Special Voting Share”), consisting of one Special Voting Share. The Special Voting Share was issued to effect the assumption by Barrick of the BGI exchangeable share structure in connection with the acquisition of Homestake. In connection with a prior merger transaction, BGI, a subsidiary of Homestake, issued a class of exchangeable shares to investors resident in Canada and, to a lesser extent, the United States that allowed the holders of those shares to exchange their shares for shares of Homestake on a share-for-share basis. On the completion of the acquisition of Homestake by Barrick, those holders became entitled to exchange their BGI exchangeable shares for Barrick common shares on the basis of 0.53 of a Barrick common share for each BGI exchangeable share.

In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, except as otherwise required by applicable law, the holder of record of the Special Voting Share has a number of votes equal to the number of BGI exchangeable shares outstanding from time to time, which are not owned by Barrick or its subsidiaries or affiliates, multiplied by 0.53. The holder of the Special Voting Share will vote together with the holders of Barrick common shares as a single class on all matters submitted to a vote of the holders of the Barrick common shares, except as may be required by applicable law. The holder of the Special Voting Share is entitled to receive, in any distribution of property or assets of Barrick upon any liquidation, dissolution or winding-up of Barrick, an amount equal to the stated capital of the share plus all declared and unpaid dividends on the share, before any amount is paid or distributed in respect of the Barrick common shares or any other Barrick shares ranking junior to the Special Voting Share. The holder of the Special Voting Share is entitled to receive a dividend of C$0.04 per year.  As a result of the redemption on February 27, 2009 by Barrick of all outstanding BGI exchangeable shares (other than BGI exchangeable shares owned by Barrick or any subsidiary or affiliate of Barrick), there were no shares, securities, debt obligations, options or other agreements that could give rise to the issuance of any BGI exchangeable shares to any person (other than to Barrick or any subsidiary or affiliate of Barrick) and, in March 2009, the Special Voting Share was redeemed and cancelled by Barrick.

The first series of Second Preferred Shares is designated as “$0.222 Non-cumulative Redeemable Convertible Second Preferred Shares, Series A” (the “Second Preferred Shares, Series A”), consisting of 15,000,000 Second Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, the Second Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.222 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each Second Preferred Share, Series A is C$2.43 per share, together with all declared and unpaid dividends. A holder of Second Preferred Shares, Series A can require the Company to redeem his or her Second Preferred Shares, Series A at the redemption price. The approval of the holders of the Second Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the Second Preferred Shares or the Second Preferred Shares, Series A. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Second Preferred Shares (with the exception of the First Preferred Shares) except with the prior approval of the holders of the Second Preferred Shares, Series A. As of March 24, 2010, there were no Second Preferred Shares, Series A issued and outstanding.

RATINGS

The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at March 24, 2009:

Rating Agency
	Moody’s Investors Service	Standard & Poor’s Ratings Services	DBRS

Senior Unsecured Debt	Baa1	A-	A

Municipal bonds, due 2029 (1)	Aaa/VMIG1	AAA/A-1+	Not Rated

Municipal bonds, due 2032 (1)	Aa2/P-1	Not Rated	Not Rated

(1)   Barrick, through two wholly-owned subsidiaries, issued a total of $63 million of tax exempt, variable rate, solid waste disposal bonds.  The bonds are guaranteed by Barrick and no principal payments are required until cancellation, redemption or maturity.  A portion of such bonds mature in 2029, with the remainder maturing in 2032.

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa to Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.  According to the Moody’s rating system, long-term obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

In the case of variable rate demand obligations (“VRDOs”), a two-component rating system is assigned by Moody’s - a long or short-term rating and a demand obligation rating. The first element represents Moody’s evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of the degree of risk associated with the ability to receive purchase price upon demand, using a variable municipal investment grade rating. Moody’s credit ratings for long-term aspect of VRDOs are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Aaa is the highest of nine major categories.  Moody’s credit ratings for the short-term or demand aspect of VRDOs are on a rating scale that ranges from VMIG 1 to SG, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of VMIG 1 is the highest of four categories.

Moody’s also uses credit ratings for the short-term or demand aspect of VRDOs on a rating scale that ranges from P-1 to NP, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of P-1 is the highest of four categories.

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The A rating is the third highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (—) sign to show relative standing within the major rating categories.  According to the S&P rating system, debt securities rated A are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories.  However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

S&P assigns a dual rating to debt issues that have a put option or demand feature as part of their structure. The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. S&P’s long-term debt rating symbols are used for bonds to denote the long-term maturity and its short-term debt (including commercial paper) rating symbols are used for the put option.  S&P’s credit ratings for short-term debt are on a rating scale that ranges from A-1 to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the A-1 rating is the highest of six major categories. Within the A-1 category, certain obligations are designated with a plus (+) sign. This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

DBRS Limited (“DBRS”) uses a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of A by DBRS is in the third highest of 10 major categories and is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities. While “A” is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.

Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ABX.  The following table outlines the closing share price trading range and volume of shares traded by month in 2009, based on trading information published by each Exchange.

	Toronto Stock Exchange			New York Stock Exchange
	Share Price Trading Range			Share Price Trading Range
	High	Low	Share Volume	High	Low	Share Volume
	(C$ per share)		(millions)	($ per share)		(millions)
2009
January	49.87	36.85	102.6	40.90	30.79	122.7
February	49.66	37.31	100.1	39.63	29.38	111.2
March	42.09	32.69	127.8	34.24	25.54	127.1
April	42.87	33.01	91.7	34.03	27.09	88.9
May	43.24	34.25	84.4	38.96	28.77	78.5
June	41.89	36.61	75.4	38.50	31.63	78.5
July	39.99	35.50	58.6	35.96	30.67	54
August	39.33	35.70	50.3	36.71	32.17	56.1
September	43.97	37.99	127.9	41.98	34.42	148
October	42.29	37.04	81.3	40.39	34.50	114.5
November	48.33	38.41	83.4	45.82	35.50	99.9
December	50.53	40.62	94.5	48.02	38.14	123.7

MATERIAL CONTRACTS

Set out below is a description of Barrick’s material contracts as at December 31, 2009.

On March 6, 2003, Placer Dome entered into an Indenture (the “2003 Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.

On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200 million principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $200 million principal amount 6.375% debentures.

On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300 million principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $300 million principal amount 6.45% debentures.

On October 10, 2003, Placer Dome entered into a Third Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $230 million principal amount of 2.75% convertible debentures on October 10, 2003. This Third Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $230 million principal amount 2.75% convertible debentures.

On November 12, 2004, Barrick entered into an Indenture with Barrick Gold Inc., Barrick Gold Finance Company and JPMorgan Chase Bank (the “2004 Indenture”). Pursuant to the 2004 Indenture, (a) Barrick issued $200 million principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200 million principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350 million principal amount of 4.875% notes due 2014 (the “2014 Notes”), all on November 12, 2004. The 2004 Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes, the BGFC 2034 Notes and the 2014 Notes. Each of the BGFC 2034 Notes and the 2014 Notes are unconditionally guaranteed by Barrick.

On October 12, 2006, Barrick International (Barbados) Corp., formerly Barrick International Bank Corp. (“BIBC”) issued an aggregate of $1 billion of copper-linked notes (the “Copper-Linked Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among BIBC, as issuer, Barrick (HMC) Mining Company (“Barrick (HMC)”), as initial joint obligor, Barrick, as parent guarantor and The Bank of New York, as trustee (the “2006 Indenture”).   The 2006 Indenture sets out the terms and conditions pertaining to the Copper-Linked Notes, which include an unconditional guarantee by Barrick.

On the same date, and as part of the same transaction, ABX Financing Company (“ABXFC”), a company incorporated for the purpose of acquiring the Copper-Linked Notes, issued an aggregate of $1 billion of notes (the “ABXFC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among ABXFC, as issuer, BIBC, Barrick (HMC) and Barrick, as guarantors, and The Bank of New York, as trustee (the “ABXFC Indenture”).   The ABXFC Indenture sets out the terms and conditions pertaining to the ABXFC Notes, which include an unconditional guarantee by Barrick, BIBC and Barrick (HMC).

On September 11, 2008, Barrick entered into an Indenture with Barrick Gold Financeco LLC, Barrick North America Finance LLC and The Bank of New York Mellon (“2008 Indenture”).  Pursuant to the 2008 Indenture, (a) Barrick Gold Financeco LLC issued $500 million principal amount 6.125% notes due 2013 (the “BGFC 2013 Notes”), and (b) Barrick North America Finance LLC issued $500 million principal amount 6.80% notes due 2018 (the “BNAF 2018 Notes”) and $250 million principal amount 7.50% notes due 2038 (the “BNAF 2038 Notes”), all on September 11, 2008.  On March 19, 2009, Barrick issued an aggregate of $750 million principal amount 6.95% notes due 2019 (the “BGC 2019 Notes”) pursuant to the 2008 Indenture.  The 2008 Indenture sets out the terms and conditions pertaining to the BGFC 2013 Notes, the BNAF 2018 Notes, the BNAF 2038 Notes and the BGC 2019 Notes.  Each of the BGFC 2013 Notes, the BNAF 2018 Notes and the BNAF 2038 Notes are unconditionally guaranteed by Barrick.

On October 16, 2009, Barrick entered into an Indenture with Barrick (PD) Australia Finance Pty Ltd. and the Bank of New York Mellon (the “2009 Indenture”).  Pursuant to the 2009 Indenture, Barrick (PD) Australia Finance Pty Ltd. issued $400 million principal amount 4.950% notes due 2020 (the “BPDAF 2020 Notes”) and $850 million principal amount 5.950% notes due 2039 (the “BPDAF 2039 Notes”), all on October 16, 2009.  The 2009 Indenture sets out the terms and conditions pertaining to the BPDAF 2020 Notes and the BPDAF 2039 Notes.  Each of the BPDAF 2020 Notes and the BPDAF 2039 Notes are unconditionally guaranteed by Barrick.

TRANSFER AGENTS AND REGISTRARS

Barrick’s transfer agent and registrar for its common shares is CIBC Mellon Trust Company, Toronto, Ontario. Barrick’s transfer agent and registrar for the BGI exchangeable shares is Computershare Trust Company of Canada, Toronto, Ontario.

DIVIDEND POLICY

In 2007, Barrick paid a total cash dividend of $0.30 per common share — $0.15 in mid-June and $0.15 in mid-December. In 2008, Barrick paid a total cash dividend of $0.40 per common share — $0.20 in mid-June and $0.20 in mid-December.  In 2009, Barrick paid a total cash dividend of $0.40 per common share — $0.20 in mid-June and $0.20 in mid-December.  The amount and timing of any dividends is within the discretion of Barrick’s Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of Barrick’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of Barrick.

DIRECTORS AND OFFICERS OF THE COMPANY

As of March 24, 2010, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over 2,218,999 common shares representing approximately 0.23% of the outstanding common shares of Barrick.

Directors of the Company

The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed.  The following are the directors of the Company as at March 24, 2010:

Name (age) and municipality of residence	Principal occupations during past 5 years

Howard L. Beck (76) Toronto, Ontario Canada

Mr. Beck is a corporate director. Mr. Beck was a senior partner of the law firm, Davies, Ward & Beck from 1962 to 1989. Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master’s degree in law from Columbia University. He was called to the bar of British Columbia and Ontario. He was appointed Queen’s Counsel in 1971.Mr. Beck is also a director of Citibank Canada. At different times during the period from 2005 to 2009, Mr. Beck also served as a director or trustee of the following publicly-traded entities: Cineplex Entertainment Corporation and Cineplex Galaxy Income Fund.

Barrick Board Details:

• Director since 1984

C. William D. Birchall (67) Toronto, Ontario Canada

Mr. Birchall was appointed as the Vice Chairman of Barrick in July 2005. From 2004 to March 2007, Mr. Birchall was the Chief Executive Officer of ABX Financeco Inc., a Barrick subsidiary. Mr. Birchall was the Vice Chairman of TrizecHahn Corporation, a real estate company, from 1996 to 2006. He graduated from Merchant Taylor’s School and is a Fellow of the United Kingdom Institute of Chartered Accountants. Mr. Birchall is also a director of Rogers Communications Inc. Mr. Birchall did not serve as a director of any other publicly-traded companies during the period from 2005 to 2009.

Barrick Board Details:

• Vice Chairman since 2005 and Director since 1984

Name (age) and municipality of residence	Principal occupations during past 5 years

Donald J. Carty (63) Dallas, Texas USA

Mr. Carty is the Chairman of Porter Airlines Inc. and Virgin America Airlines, commercial airline companies. He served as Vice Chairman and Chief Financial Officer of Dell, Inc., a computer manufacturer, from early 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines, a commercial airline company. Mr. Carty is also a director of the Dallas Center for the Performing Arts and Southern Methodist University. He holds an undergraduate degree and an honorary doctor of law from Queen’s University and a master’s degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada. Mr. Carty is also a director of Hawaiian Holdings, Inc., Gluskin Sheff & Associates, Inc., Dell Inc., and Talisman Energy Inc. At different times during the period from 2005 to 2009, Mr. Carty also served as a director of the following publicly-traded companies: CHC Helicopter Corporation, Placer Dome Inc., Sears Holding Corp., and Solution Inc. Ltd.

Barrick Board Details:

• Director since 2006

Gustavo Cisneros (64) Caracas, Venezuela

Mr. Cisneros is the Chairman of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is a member of the advisory board of a number of organizations and universities, including the Council on Foreign Relations, The Americas Society, and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College. During the period from 2005 to 2009, Mr. Cisneros served as a director of Univision Communications Inc.

Barrick Board Details:

• Director since 2003

Name (age) and municipality of residence	Principal occupations during past 5 years

Marshall A. Cohen (74) Toronto, Ontario Canada

Mr. Cohen is Counsel to law firm Cassels, Brock & Blackwell LLP. Mr. Cohen was the President and Chief Executive Officer of the Molson Companies Limited, a brewery company, from 1988 to 1996. Prior to that, he served with the Government of Canada for 15 years, including appointments as Deputy Minister of Industry, Trade & Commerce; Energy, Mines & Resources; and Finance. Mr. Cohen holds an undergraduate degree from the University of Toronto, a law degree from Osgoode Hall Law School and a master’s degree in law from York University. Mr. Cohen recently retired as Chairman of the Board of Governors of York University and is an honourary director or governor of a number of non-profit organizations, including the C.D. Howe Institute and Mount Sinai Hospital. Mr. Cohen is an Officer of the Order of Canada. Mr. Cohen is also a director of Broadpoint Gleacher Securities Group Inc., TriMas Corporation, and TD Ameritrade. At different times during the period from 2005 to 2009, Mr. Cohen also served as a director of the following publicly-traded entities: American International Group, Inc., Collins & Aikman Inc., The Goldfarb Corporation, IBI Income Fund, Metaldyne Corporation, The Toronto-Dominion Bank, and Golf Town Income Fund.

Barrick Board Details:

• Director since 1988

Peter A. Crossgrove (73) Toronto, Ontario Canada

Mr. Crossgrove is a corporate director. Mr. Crossgrove is also the former Chairman and a founder of Masonite International Corporation, a door manufacturing company. Mr. Crossgrove is also a director of the Canadian Partnership Against Cancer. He holds an undergraduate degree from Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal, a Member of the Order of Canada, and a Member of the Order of Ontario. Mr. Crossgrove is also the Chairman of the Board and Acting Chief Executive Officer of Excellon Resources Inc. and Vice Chairman of Detour Gold Corporation. He is a director of Dundee REIT, Lake Shore Gold Corp., Pelangio Exploration Inc., and QLT Inc. At different times during the period from 2005 to 2009, Mr. Crossgrove served as a director of the following publicly-traded companies: Band-Ore Resources Ltd. and West Timmins Mining Inc.

Barrick Board Details:

• Director since 1993

Name (age) and municipality of residence	Principal occupations during past 5 years

Robert M. Franklin (63) Toronto, Ontario Canada

Mr. Franklin is President of Signalta Capital Corporation, an investment company. From August 2006 to March 2007, he was Chairman of the Board of Photowatt Technologies, a developer of solar power technologies, and from 1993 to January 2006, he was the Chairman of the Board of Placer Dome Inc., a gold mining company. He holds an undergraduate degree from Hillsdale College. Mr. Franklin is also a director of Canadian Tire Corporation, Toromont Industries Ltd., and First Uranium Corp. At different times during the period from 2005 to 2009, Mr. Franklin served as a director or trustee of the following publicly-traded entities: CallNet Enterprises Inc., Great Lakes Carbon Corporation, Resolve Business Outsourcing Income Fund, Royster-Clark, Ltd., and Stratos Global Corporation.

Barrick Board Details:

• Director since 2006

Peter C. Godsoe (71) Toronto, Ontario Canada

Mr. Godsoe is a corporate director. Prior to March 2004, he was the Chairman of the Bank of Nova Scotia, a financial services company, and prior to December 2003, the Chairman and Chief Executive Officer of the Bank of Nova Scotia. Mr. Godsoe is also a director of Ingersoll-Rand Company, Lonmin PLC, Onex Corporation and Rogers Communications Inc. In addition, he is a director of a number of non-profit organizations, including the Canadian Council of Christians and Jews, Mount Sinai Hospital, Perimeter Institute for Theoretical Physics and Atlantic Institute for Market Studies. Mr. Godsoe holds an undergraduate degree from the University of Toronto and a master’s degree in business administration from Harvard University. He is a chartered accountant and a Fellow of the Institute of Chartered Accountants in Ontario. Mr. Godsoe is a member of the Canadian Business Hall of Fame and an Officer of the Order of Canada.

Barrick Board Details:

• Director since 2004

Name (age) and municipality of residence	Principal occupations during past 5 years

J. Brett Harvey (59) Venetia, Pennsylvania USA

Mr. Harvey is President, Chief Executive Officer and a director of CONSOL Energy Inc., a coal, gas and energy services company. He is also Chairman and Chief Executive Officer of CNX Gas Corporation, a natural gas producer. Mr. Harvey is a member of the National Executive Board of the Boy Scouts of America and serves on the board of directors or advisory council of a number of energy industry associations, including the International Energy Agency, American Coalition for Clean Coal Electricity, National Coal Council, Virginia Coalfield Economic Development Authority and the Bituminous Coal Operators’ Association. Mr. Harvey holds an undergraduate degree from the University of Utah. Mr. Harvey is also a director of Allegheny Technologies Inc. Mr. Harvey did not serve as a director of any other publicly-traded companies during the period from 2005 to 2009.

Barrick Board Details:

• Director since 2005

The Right Honourable Brian Mulroney (70) Montreal, Quebec Canada

Mr. Mulroney is the Chairman of Barrick’s International Advisory Board and a Senior Partner of the law firm Ogilvy Renault. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. Mr. Mulroney is a member of the international advisory council of a number of companies, including Independent News & Media PLC, and a member of the advisory group of Lion Capital LLP. He holds an undergraduate degree from St. Francis Xavier University and a law degree from Université Laval. Mr. Mulroney is a Companion of the Order of Canada. Mr. Mulroney is also a director of The Blackstone Group L.P., Independent News & Media PLC, Quebecor Inc., and Wyndham Worldwide Corporation. At different times during the period from 2005 to 2009, Mr. Mulroney served as a director of the following publicly-traded companies: Archer Daniels Midland Company, Cendant Corporation, Trizec Properties, Inc., and Quebecor World Inc.

Barrick Board Details:

• Director since 1993

Anthony Munk (49) New York, New York USA

Mr. Anthony Munk is Managing Director of Onex Corporation, a leading North American private equity firm. He serves as Chairman of the Board of Cineplex Entertainment Corporation, an entertainment company. He is also Vice Chairman of the Aurea Foundation and a director of The Peter Munk Charitable Foundation. Mr. Munk holds an undergraduate degree from Queen’s University. Mr. Munk is a Chairman of Husky Injection Molding Systems Ltd. and a director of RSI Home Products Inc. During the period from 2005 to 2009, Mr. Munk served as a director of Cineplex Galaxy Income Fund.

Barrick Board Details:

• Director since 1996

Name (age) and municipality of residence	Principal occupations during past 5 years

Peter Munk (82) Toronto, Ontario Canada

Mr. Peter Munk is the Founder and Chairman of Barrick. From March 27, 2008 to January 15, 2009, Mr. Munk was also the interim Chief Executive Officer of Barrick. Prior to September 2006, he was also Chairman of Trizec Properties, Inc., a real estate investment trust, and Chairman and Chief Executive Officer of Trizec Canada Inc., a real estate company. Mr. Munk is the former Chair of the University of Toronto Crown Foundation and served as a Trustee of the University Health Network in Toronto. He holds an undergraduate degree and an honorary doctor of laws from the University of Toronto. Mr. Munk is a member of the Canadian Business Hall of Fame and the Canadian Mining Hall of Fame, a recipient of the Woodrow Wilson Award for Corporate Citizenship, and a Companion of the Order of Canada.

Barrick Board Details:

• Chairman and Director since 1984

Aaron W. Regent (44) Toronto, Ontario Canada

Mr. Regent was appointed President and Chief Executive Officer of Barrick on January 16, 2009. Prior to his appointment at Barrick, Mr. Regent was Senior Managing Partner and Co-CEO Brookfield Infrastructure Group of Brookfield Asset Management, an asset management company. Prior to August 2006, he was the President of Falconbridge Limited, a diversified metals and mining company, after its merger with Noranda Inc. Prior to July 2005, he was President and Chief Executive Officer of Falconbridge Limited. He is a Council Member of the International Council on Mining & Metals and a director of the Hospital for Sick Kids Foundation and the C. D. Howe Institute. Mr. Regent is a Chartered Accountant in Ontario and holds an undergraduate degree from the University of Western Ontario. Mr. Regent did not serve as a director of any other publicly-traded companies during the period from 2005 to 2009.

Barrick Board Details:

• Director since February 19, 2009

Steven J. Shapiro (57) Houston, Texas USA

Mr. Shapiro is a corporate director. From April 2005 to May 2006, he was Executive Vice President, Finance and Corporate Development, and a director of Burlington Resources, Inc., an oil and gas exploration and production company. From January 2003 to April 2005, he was Executive Vice President and Chief Financial Officer of Burlington Resources, Inc. He serves as a trustee of the Houston Museum of Natural Science. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University. Mr. Shapiro is also a director of El Paso Corporation. Mr. Shapiro did not serve as a director of any other publicly-traded companies during the period from 2005 to 2009.

Barrick Board Details:

• Director since 2004

Committees of the Board

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of M.A. Cohen, P.C. Godsoe and R.M. Franklin.

Audit Committee

The Audit Committee is comprised of S.J. Shapiro, D.J. Carty, P.A. Crossgrove and R.M. Franklin.

Compensation Committee

The Compensation Committee is comprised of D.J. Carty, P.C. Godsoe, M.A. Cohen, S.J. Shapiro and J.B. Harvey.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is comprised of P.A. Crossgrove, Aaron W. Regent, J.B. Harvey and C.W.D. Birchall.

Finance Committee

The Finance Committee is comprised of C.W.D. Birchall, A. Munk and H.L. Beck.

International Advisory Board

The members of the Board that also sit on the International Advisory Board are B. Mulroney and G. Cisneros.

Executive Officers of the Company

In addition to Peter Munk, Aaron W. Regent and C. William D. Birchall, as set out above, the following are the executive officers of the Company as at March 24, 2010:

Name (age) and municipality of residence	Office (date became an Officer)	Principal occupations during past 5 years

Kelvin Dushnisky (46) Toronto, Ontario Canada	Executive Vice President, Corporate Affairs (2007)

Executive Vice President, Corporate Affairs of the Company; prior to December 2007, Senior Vice President, Corporate Affairs of the Company; prior to September 2005, Vice President, Regulatory Affairs of the Company.

Patrick J. Garver (58) Toronto, Ontario Canada	Executive Vice President and General Counsel (1993)	Executive Vice President and General Counsel of the Company.

Peter J. Kinver (54) Toronto, Ontario Canada	Executive Vice President and Chief Operating Officer (2003)	Executive Vice President and Chief Operating Officer of the Company.

Jamie C. Sokalsky (52) Toronto, Ontario Canada	Executive Vice President and Chief Financial Officer (1993)	Executive Vice President and Chief Financial Officer of the Company.

Vincent Borg (53) Toronto, Ontario Canada	Executive Vice President, Corporate Communications (2009)

Executive Vice President, Corporate Communications of the Company; prior to January 2009, Senior Vice President, Corporate Communications of the Company; prior to February 2006, Vice President, Corporate Communications of the Company.

George Potter (53) Oakville, Ontario Canada	Senior Vice President, Capital Projects (2008)	Senior Vice President, Capital Projects; prior to May 2006, Vice President Technical Services and Projects of the Company.

Gregory A. Lang (55) Sandy, Utah U.S.A.	President, North America (2001)	President, North America of the Company; prior to September 2005, Vice President North America Operations of the Company.

Name (age) and municipality of residence	Office (date became an Officer)	Principal occupations during past 5 years

Igor Gonzales (55) La Molina, Lima, Peru	President, South America (2004)	President, South America of the Company; prior to September 2005, Vice President, Peru of the Company.

Gary Halverson (51) Perth, Australia	President, Australia-Pacific (2009)	President, Australia-Pacific of the Company; prior to December 2008, Director of Operations Eastern Region Australia Pacific; prior to August 2006, General Manager Cortez, Placer Dome Nevada USA.

Greg Hawkins (41) London, England	President and Chief Executive Officer, African Barrick Gold (2010)

President and Chief Executive Officer, African Barrick Gold; prior to March 2010, Chief Financial Officer, Australia-Pacific RBU of the Company; prior to June 2006, Manager, Reporting & Analysis, Australia/Africa RBU of the Company.

Mr. Cohen, a director of the Company, was a director of Haynes International, Inc. and Collins & Aikman Inc., each a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Cohen was acting as a director for such company or within one year of Mr. Cohen resigning from the board of directors. On March 29, 2004, Haynes International, Inc. and certain of its U.S. subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On May 17, 2005, Collins & Aikman Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Mulroney, a director of the Company, is a director of Quebecor World Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Mulroney was acting as a director for such company. On January 21, 2008, Quebecor World Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for creditor protection under the Canadian Companies’ Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code.

AUDIT COMMITTEE

Audit Committee Mandate

Purpose

1.                                     The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (i) the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures; (ii) the Company’s internal controls over financial reporting; (iii) the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; (v) the external auditors’ qualifications and independence; and (v) the performance of the internal audit function and the external auditors.

2.                                     The function of the Committee is oversight.  The members of the Committee are not full-time employees of the Company.  The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations.  The Company’s external auditors are responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3.                                     The Committee’s responsibilities shall include:

External Auditors

(a)                              retaining and terminating, and/or making recommendations to the Board of Directors and the shareholders with respect to the retention or termination of, an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)                             communicating to the external auditors that they are ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)                              obtaining and reviewing an annual report prepared by the external auditors describing:  the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)                             evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditors’ independence) all relationships between the external auditors and the Company, including obtaining and reviewing an annual report prepared by the external auditors describing all relationships between the external auditors and the Company;

(e)                              approving, or recommending to the Board of Directors for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditors prior to the commencement of the engagement;

(f)                                reviewing with the external auditors the plan and scope of the quarterly review and annual audit engagements;

(g)                             setting hiring policies with respect to the employment of current or former employees of the external auditors;

Financial Reporting

(h)                             reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(i)                                 reviewing and discussing with the external auditors the results of their reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditors’ activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)                                 reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(k)                              reviewing and discussing with management and the external auditors the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(l)                                 reviewing and discussing with management the Company’s earnings press releases, as well as type of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)                           reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)                             reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assess the adequacy of such procedures;

Internal Controls Over Financial Reporting

(o)                             reviewing and discussing with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(p)                             discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

(q)                             reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;

(r)                                establishing procedures for:

(i)                            the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

(ii)                       the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

Internal Audit

(s)                              reviewing and discussing with management, the external auditors and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(t)                                approving in advance the retention and dismissal of the head of internal audit;

Other

(u)                             meeting separately, periodically, with each of management, the head of internal audit and the external auditors;

(v)                             reporting regularly to the Board;

(w)                           reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance and Nominating Committee of the Board on an annual basis; and

(x)                               evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate, with the results to be reported to the Corporate Governance and Nominating Committee, which shall report to the Board.

Responsibilities of the Committee Chair

4.                                     The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board.  To that end, the Committee Chair’s responsibilities shall include:

(a)                                     working with the Chairman of the Board, the Chief Executive Officer and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)                                    providing leadership to the Committee and presiding over Committee meetings;

(c)                                     facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)                                    reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)                                     leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(f)                                       taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Powers

5.                                     The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes.  The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee.  The Committee shall have unrestricted access to information, management, the external auditors and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities.  The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6.                                     The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors.  If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7.                                     All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

8.                                     Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”(1) At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

9.                                     If a Committee member simultaneously serves on the audit committee of more than three public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

Meetings

10.                               The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle.  Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditors or the head of internal audit.

11.                               The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chairman of the Committee.

(1) For purposes of this mandate,  “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and  “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

Composition of the Audit Committee

The Audit Committee is comprised entirely of independent directors (D.J. Carty, P.A. Crossgrove, R.M. Franklin and S.J. Shapiro). There were six meetings of the Audit Committee during 2009. All of the members of the Audit Committee attended all of the meetings held in 2009.

All of the members of the Audit Committee are financially literate and at least one member has accounting or related financial management expertise. Barrick’s Board of Directors has determined that S.J. Shapiro, a member of the Audit Committee, is an “audit committee financial expert” as defined by SEC rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.

The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Audit Committee and Barrick’s Board of Directors who do not carry this designation. Other members of the Audit Committee are also experienced audit committee members and may qualify as “audit committee financial experts”; however, the Board of Directors has only made the specific determination in respect of Mr. Shapiro.

Participation on Other Audit Committees

The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. R.M. Franklin currently serves on the audit committees of three other public companies.   Barrick’s Board of Directors has determined that the service of R.M. Franklin on the audit committees of such other companies does not impair his ability to effectively serve on the Audit Committee, particularly given his experience as a director of public companies.

Audit Committee Pre-Approval Policies and Procedures

Barrick’s Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax-related non-audit services, audit services and certain permitted non-audit services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, management of Barrick is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. Following the annual pre-approval, on an interim basis, management of Barrick is permitted to approve statutory, compliance and subsidiary audits and additional audit-related services and specified non-audit services, provided that the estimated fees for such services fall within specified dollar limits.  Additional audit-related services and specified non-audit services that exceed the dollar thresholds and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit Committee (or if within a specified dollar threshold, the Committee Chairman).

External Auditor Service Fees

PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2009 and 2008 for professional services rendered to Barrick:

Fees (amount in millions)	2009	2008

Audit Fees (1)	$7.4	$7.9
Audit-Related Fees (2)	4.3	0.4
Tax compliance and advisory fees	0.9	1.0
All Other Fees(3)	0.1	0.1

Total	$12.7	$9.4

(1)   The classification of fees is based on applicable Canadian securities laws and SEC definitions.

(2)   Audit-related fees primarily relate to fees paid for services in connection with the Company’s offering of debt and equity securities ($0.4 million in 2009; $0.2 million in 2008), and in 2009, $3.6 million of audit-related fees relate to services in connection with the proposed offering of equity securities of African Barrick Gold.

(3)   In 2009, All Other Fees comprise amounts paid for accounting and internal audit software applications and accounting research services.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that material information relating to Barrick, and its consolidated subsidiaries, is accumulated and communicated on a timely basis to appropriate members of Barrick’s management, including Barrick’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Disclosure controls and procedures apply to various disclosures, including reports filed with securities regulatory agencies.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial information, including information contained in our 2009 Annual Report. Internal control over financial reporting includes those policies and procedures that pertain to the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles.

An evaluation was carried out under the supervision of and with the participation of Barrick’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures and internal controls over financial reporting (as defined in rules adopted by the SEC) as at December 31, 2009. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures and internal control over financial reporting were effective as at December 31, 2009. For additional information as regards the effectiveness of internal control over financial reporting, see “Management’s Report on Internal Control Over Financial Reporting” in our 2009 Annual Report.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Accordingly, Barrick’s management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that Barrick’s internal control over financial reporting will prevent or detect all error and all fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Fourth quarter changes as a result of an internal organizational review described in our 2009 Annual Report included the simplification and clarification of roles and responsibilities related to internal control over financial reporting and disclosure.  Barrick acted to largely maintain the organizational structure as regarded year end reporting, thereby minimizing the impact to 2009.  However, it is reasonable to conclude that these organizational changes will impact the internal control over financial reporting and disclosure frameworks in 2010.

Barrick will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.  It is also reasonable to conclude that the reorganization of Barrick African Gold will impact the internal control over financial reporting and disclosure frameworks during 2010.

NON-GAAP FINANCIAL MEASURES

Total Cash Costs and Net Cash Costs per Ounce

Total cash costs per ounce/pound and net cash costs per ounce are non-GAAP financial measures.  Both measures include all costs absorbed into inventory, as well as royalties, by-product credits, and production taxes, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and amortization and accretion.  These measures also include the gross margin generated by the Barrick Energy business unit, which was acquired to mitigate Barrick’s exposure to oil prices as a credit against gold production costs.  The presentation of these statistics in this manner allows Barrick to monitor and manage those factors that impact production costs on a monthly basis.  These measures are calculated by dividing the aggregate of the applicable costs by gold ounces or copper pounds sold.  These measures are calculated on a consistent basis for the periods presented.

Under purchase accounting rules, Barrick records the fair value of acquired work in progress and finished goods inventories as at the date of acquisition.  As the acquired inventory is sold, any purchase accounting adjustments, reflected in the carrying amount of inventory at acquisition, impacts cost of sales.  The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin.  Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition.  Hence, Barrick has removed such costs from its cash costs measurements.  Many mining companies record the unrealized gains/losses from non-hedge currency and commodity contracts in other income, and therefore these amounts are not reflected in the cost of sales measures presented by these companies.  Barrick believes that removing these unrealized gains/losses provides investors and analysts with a measure of Barrick’s costs of production that is more comparable to the measures presented by other mining companies.  Set out below are reconciliations to illustrate the impact of excluding inventory purchase accounting adjustments and unrealized gains/losses from non-hedge currency and commodity contracts from Barrick’s total cash costs and net cash costs measures.

Barrick calculates total cash costs and net cash costs based on Barrick’s equity interest in production from its mines.  Barrick believes that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis.  For mines in which Barrick holds less than a 100% share in the production, Barrick excludes the economic share of gold production that flows to the equity partners who hold a non-controlling interest.  Consequently, for the Tulawaka mine, although Barrick fully consolidated the results of operations from this mine in its consolidated financial statements, Barrick’s production and total cash costs and net cash costs statistics only reflect its equity share of the production.

Starting in 2008, Barrick provided a net cash costs measure which treats the gross margin from all non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a credit against the cost of producing gold.  In 2009, Barrick started to use this measure to evaluate the overall performance of Barrick’s business on a consolidated basis.  A number of other gold producers present their costs net of the contribution from non-gold sales.  Barrick believes that including a measure of net cash costs per ounce on this basis provides investors and analysts with information with which to compare Barrick’s performance to other gold producers, and to better assess the overall performance of Barrick’s business.  In addition, this measure provides information to enable investors and analysts to understand the importance of non-gold revenues to Barrick’s cost structure.

Cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP.  The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP.  Other companies may calculate these measures differently.

Reconciliation of Cost of Sales to Total Cash Cost per ounce/pound

	For the years ended December 31
($ millions, except per ounce/pound information in	Gold			Copper
dollars)	2009	2008	2007	2009	2008	2007
Cost of sales	$3,407	$3,377	$2,766	$361	$315	$232
Cost of sales applicable to discontinued operations	24	49	30	83	121	107
Cost of sales applicable to non-controlling interests(1)	(12)	(14)	(15)	—	—	—
Unrealized non-hedge gains/(losses) on currency and commodity contracts	7	(14)	(5)	—	—	—
Inventory purchase accounting adjustments	—	(16)	—	—	—	(9)
Impact of Barrick Energy	(20)	(14)	—	—	—	—
Total cash costs	$3,406	$3,368	$2,776	$444	$436	$330
Ounces/pounds sold - consolidated basis (000s)	7,334	7,658	8,108	380	367	401
Ounces/pounds sold(1) - non-controlling interest (000s)	(28)	(63)	(53)	—		—
Ounces/pounds sold - equity basis (000s)	7,306	7,595	8,055	380	367	401
Total cash costs per ounce/per pound	$466	$443	$345	$1.17	$1.19	$0.82

(1)                                  Relates to our partner’s 30% interest in Tulawaka.

Net Cash Costs per ounce

	For the years ended December 31			For the three months ended December 31
($ millions, except per ounce/pound data in dollars)	2009	2008	2007	2009	2008
Ounces gold sold — equity basis (000s)	7,306	7,595	8,055	1,823	2,190
Total cash costs per ounce — equity basis	$466	$443	$345	$474	$471
Revenues from copper sales	$943	$1,007	$1,065	$398	$321
Revenues from copper sales at discontinued operations	212	221	240	—	—
Unrealized non-hedge gold/copper derivative (gains) losses	49	(23)	(26)	13	(3)
Unrealized mark-to-market provisional price adjustments	(4)	38	10	(4)	—
Net revenues from copper excluding unrealized non-hedge gains/losses from copper contracts	1,200	1,243	1,289	407	318
Copper cost of sales per consolidated statement of income	361	315	232	128	122
Copper cost of sales from discontinued operations	83	121	107	—	—
Copper credits	$756	$807	$950	$279	$196
Copper credits per ounce	103	106	117	153	89
Net cash costs per ounce	$363	$337	$228	$321	$382

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

•    Unrealized gains and losses on non-hedge derivative contracts;

•             Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; and

•    Export duties.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives and unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts are subject to change each period due to changes in market factors such as spot and forward gold and copper prices such that prices ultimately realized may differ from those recorded.  The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.  The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized.  The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity.  For those reasons, management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.

Starting with second quarter 2009, Barrick has begun to adjust its realized price calculation for export duties that are paid upon sale and are currently netted against revenues.  Barrick believes this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess Barrick’s gold sales performance.

The realized price measure is intended to provide additional information, and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP.  The measure is not necessarily indicative of sales as determined under US GAAP.  Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable US GAAP measure.

Reconciliation of Sales to Realized Price per ounce/per pound

	For the years ended December 31
	Gold			Copper
($ millions, except per ounce/pound data in dollars)	2009	2008	2007	2009	2008	2007
Sales	$7,135	$6,577	$4,949	$943	$1,007	$1,065
Sales applicable to discontinued operations	56	79	78	212	221	240
Sales applicable to non-controlling interests	(27)	(56)	(38)	—	—	—
Unrealized non-hedge gold/copper derivative (gains) losses	—	2	(2)	49	(23)	(26)
Unrealized mark-to-market provisional price adjustments	—	(1)	(2)	(4)	38	10
Export duties	30	23	15	—	—	—
Sales — as adjusted	$7,194	$6,624	$5,000	$1,200	$1,243	$1,289
Ounces/pounds sold (000s)	7,306	7,595	8,055	380	367	401
Realized gold/copper price per ounce/pound	$985	$872	$621	$3.16	$3.39	$3.22

Adjusted Net Income

Adjusted net income is a non-GAAP financial measure which excludes the following from net income:

•    Elimination of gold sales contracts;

•    Effect of tax rate changes;

•    Impairment charges related to goodwill, property, plant and equipment, and investments;

•    Gains/losses on acquisitions/dispositions;

•    Foreign currency translation gains/losses;

•    Non-recurring restructuring costs; and

•    Unrealized gains/losses on non-hedge derivative instruments.

Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results.  Barrick believes that adjusted net income allows investors and analysts to better evaluate the results of the underlying business of the Company.  While the adjustments to net income in this measure include items that are recurring, management believes that adjusted net income is a useful measure of the Company’s performance because impairment charges and gains/losses on asset acquisitions/dispositions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results.  Further, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivative contracts are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses this measure for its own internal purposes.  Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivative contracts.  Consequently, the presentation of adjusted net income enables investors and analysts to better understand the underlying operating performance of Barrick’s core mining business through the eyes of Management.  Management periodically evaluates the components of adjusted net income based on an internal assessment of performance measures that are useful for evaluating the operating performance of Barrick’s business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

In 2009, Barrick updated the items included in its reconciliation of net income to adjusted net income for items that are not reflective of the ongoing operational results.  These adjustments will result in a more meaningful adjusted net income for investors and analysts to assess our current operating performance and to predict future operating results:

•             Added “Effect of tax rate changes”, to exclude the effect of corporate income tax rate changes beyond the control of management.

•             Added “Elimination of gold sales contracts” to exclude any gains/losses related to the elimination of the contracts.  Included in this line is the loss incurred upon initial recognition of the liability and any gains/losses due to mark-to-market adjustments through the date contracts were settled.

•             Added “Non-recurring restructuring costs”, to exclude the non-recurring charges related to Barrick’s Organization Review.  Restructuring costs related to Barrick’s mine closures are not included in this adjustment.

•             Adjusted “Gains/losses on the disposition of long-lived assets” to “Gains/losses on acquisitions/dispositions” to include bargain purchase gains and gains on step acquisitions.

Adjusted net income is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP.  The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP.  Other companies may calculate this measure differently.  The following table reconciles this non-GAAP measure to the most directly comparable US GAAP measure.

Reconciliation of Net Income to Adjusted Net Income

	For the years ended December 31			For the three months ended December 31
($ millions, except per share amounts in dollars)	2009	2008	2007	2009	2008
Net income	$(4,274)	$785	$1,119	$215	$(468)
Elimination of gold sales contracts	5,901	—	—	241	—
Effect of tax rate changes	59	—	—	59	—
Impairment charges related to goodwill, property, plant and equipment, and investments	259	899	59	102	773
Gains on acquisitions/dispositions(1)	(85)	(178)	(59)	(1)	(123)
Foreign currency translation (gains)/losses(2)	(95)	135	(73)	(22)	84
Unrealized (gains)/losses on non-hedge derivative instruments	30	20	(10)	4	11
Restructuring costs	15	—	—	6	—
Adjusted net income	$1,810	$1,661	$1,036	$604	$277
Net income per share(3)	(4.73)	0.90	1.29	0.22	(0.54)
Adjusted net income per share(3)	$2.00	$1.90	$1.19	$0.61	$0.32

(1)   Includes gains recorded on the Hemlo acquisition of $72 million.  Refer to page 40 of the MD&A in Barrick’s 2009 Annual Report for further information.

(2)   Includes a currency translation gain of $70 million recorded in first quarter 2009 relating to Canadian deferred tax assets due to an election to adopt a US dollar functional currency for Canadian tax purposes.

(3)   Calculated using adjusted net income and weighted average number of shares outstanding under the basic method of earnings per share.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, the auditors of the Company, has advised the Company that it is independent of Barrick Gold Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and has complied with the SEC’s rules on auditor independence.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated March 12, 2010. As well, additional financial information is provided in the Company’s 2009 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under U.S. GAAP) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2009 (as prepared under U.S. GAAP), each of which is available electronically from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com) and from the SEC’s Electronic Document Gathering and Retrieval System (EDGAR) (www.sec.gov).  Additional Information relating to Barrick is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.